Exhibit 2.1

PURCHASE AGREEMENT

BY AND AMONG

BOYD GAMING CORPORATION,

A NEVADA CORPORATION,

FGB DEVELOPMENT, INC.,

A FLORIDA CORPORATION,

BOYD FLORIDA, LLC,

A MISSISSIPPI LIMITED LIABILITY COMPANY,

THE ARAGON GROUP, INC.,

A FLORIDA CORPORATION,

SUMMERSPORT ENTERPRISES, LLLP,

A FLORIDA LIMITED LIABILITY LIMITED PARTNERSHIP,

THE SHAREHOLDERS

OF

THE ARAGON GROUP, INC.,

THE LIMITED PARTNERS

OF

SUMMERSPORT ENTERPRISES, LLLP,

AND

STEPHEN F. SNYDER, AS SHAREHOLDER REPRESENTATIVE

WITH RESPECT TO

DANIA JAI ALAI

DATED AS OF JUNE 5, 2006

TABLE OF CONTENTS

This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

		Page No.
ARTICLE I	SALE OF SHARES AND PARTNERSHIP INTERESTS AND CLOSING	2

1.01	Purchase and Sale of Stock of Company	2

1.02	Purchase and Sale of Partnership Interests of LLLP	2

1.03	Purchase Price; Allocation	3

1.04	Closing	5

1.05	Prorations and Credits	5

1.06	Further Assurances; Post-Closing Cooperation	7

1.07	Third Party Consents	9

1.08	Insurance Proceeds	9

1.09	Uncashed Tickets	11

1.10	Determination of Cash on Hand at Closing; Pre-Closing Checks	11

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES	12

2.01	Corporate Existence	13

2.02	Authority	15

2.03	No Conflicts	15

2.04	Governmental Approvals and Filings	16

2.05	Books and Records	16

2.06	Financial Statements and Condition	17

2.07	No Material Change	18

2.08	Liabilities	18

2.09	Taxes	18

2.10	Legal Proceedings	20

2.11	Compliance With Laws and Orders	20

2.12	Benefit Plans; ERISA	20

2.13	Real Property	22

2.14	Tangible Personal Property	25

2.15	Intellectual Property Rights	25

i

		Page No.
2.16	Contracts	26

2.17	Insurance	27

2.18	Affiliate Transactions	28

2.19	Environmental Matters	28

2.20	Inventory	29

2.21	Vehicles	29

2.22	No Guarantees	30

2.23	Entire Business	30

2.24	Labor Matters	30

2.25	Compliance with WARN Act	32

2.26	Brokers	32

2.27	Disclosure of All Material Facts	32

2.28	Suppliers	33

2.29	[Intentionally Omitted]	33

2.30	Immigration Matters	33

2.31	Jai Alai Performances	33

2.32	Capitalization	33

2.33	Shareholders and Partners	36

2.34	Intangible Personal Property	36

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES	36

3.01	Existence	36

3.02	Authority	37

3.03	Financing	37

3.04	No Conflicts	37

3.05	Governmental Approvals and Filings	38

3.06	Legal Proceedings	38

3.07	Brokers	38

3.08	Ability to Hold Jai Alai Pari-Mutuel Permit	38

3.09	Disclosure of All Material Facts	38

		Page No.
3.10	No Implied Warranties	39

ARTICLE IV	COVENANTS OF THE SELLER PARTIES	39

4.01	Regulatory and Other Approvals	39

4.02	HSR Filings	41

4.03	Investigation by the Purchaser Parties	41

4.04	Conduct of Business	43

4.05	Employee Matters	43

4.06	Certain Restrictions	44

4.07	Delivery of Books and Records, Etc.; Removal of Property	46

4.08	No Solicitation	47

4.09	Fulfillment of Conditions	47

4.10	Noncompetition	48

4.11	Notice and Cure	49

4.12	Employees	49

4.13	[Intentionally Omitted]	50

4.14	Transition Cooperation	50

4.15	Pre-Closing Release of Certain Excluded Contracts and Liabilities and Obligations to Third Parties	51

4.16	Pre-Closing Transfer of Certain Excluded Entities and Other Excluded Assets	51

ARTICLE V	COVENANTS OF THE PURCHASER PARTIES	51

5.01	Regulatory and Other Approvals	51

5.02	HSR Filings	53

5.03	Fulfillment of Conditions	53

5.04	Employees	54

5.05	Payment of Monro’s Obligations	54

5.06	[Intentionally Omitted]	54

ARTICLE VI	CONDITIONS TO OBLIGATIONS OF THE PURCHASER PARTIES	54

6.01	Representations and Warranties	54

6.02	Performance	55

		Page No.
6.03	Orders and Laws	55

6.04	Regulatory Consents and Approvals	55

6.05	Consents; Slot Machine Licenses	55

6.06	Opinion of Counsel	56

6.07	Absence of Changes	57

6.08	Title Insurance	57

6.09	FIRPTA Certificate	57

6.10	Acquisition Election Notice	57

6.11	No Claim Regarding Shares, Partnership Interests or Sales Proceeds	57

6.12	Pre-Closing Releases	57

6.13	Resignations and Company Releases	58

6.14	Stock Certificates and Assignment Instruments; Books and Records	58

6.15	Termination of the Stockholders Agreement	58

6.16	Players’ Agreements	58

ARTICLE VII	CONDITIONS TO OBLIGATIONS OF THE SELLER PARTIES	59

7.01	Representations and Warranties	59

7.02	Performance	59

7.03	Consulting Agreement	59

7.04	Orders and Laws	59

7.05	Regulatory Consents and Approvals	59

7.06	Acquisition Election Notice	59

ARTICLE VIII	TAX MATTERS AND POST-CLOSING TAXES	60

8.01	Transfer Taxes	60

8.02	Tax Indemnification	60

8.03	Tax Cooperation	61

8.04	Notification of Proceedings; Control	62

ARTICLE IX	TITLE INSURANCE	62

9.01	Title Reports	62

9.02	Exceptions	63

9.03	ALTA Owner’s Policy	64

		Page No.
9.04	Premium	64

9.05	Surveys	64

ARTICLE X	SURVIVAL; NO OTHER REPRESENTATIONS	65

10.01	Survival of Representations, Warranties, Covenants and Agreements	65

ARTICLE XI	INDEMNIFICATION	66

11.01	Other Indemnification	66

11.02	Method of Asserting Claim	67

11.03	Maximum Liability	70

ARTICLE XII	TERMINATION	71

12.01	Termination	71

12.02	Effect of Termination	72

ARTICLE XIII	DEFINITIONS	73

13.01	Defined Terms	73

13.02	Construction of Certain Terms and Phrases	91

ARTICLE XIV	MISCELLANEOUS	91

14.01	Notices	91

14.02	Entire Agreement	92

14.03	Expenses	93

14.04	Public Announcements	93

14.05	Waiver	93

14.06	Amendment	93

14.07	Notice of Inaccuracies	93

14.08	No Third Party Beneficiary	94

14.09	No Assignment; Binding Effect	94

14.10	Headings	94

14.11	Invalid Provisions	94

14.12	Consent to Jurisdiction and Venue	94

14.13	Governing Law	95

14.14	Attorneys’ Fees	95

14.15	Time of the Essence	95

v

		Page No.
14.16	Counterparts	95

14.17	Remedies Cumulative	95

14.18	Site Plan and Development Rights for Real Property within Local Activity Center	95

14.19	Rezoning of Parcel D; Other Development Approvals	96

ARTICLE XV	SHAREHOLDER REPRESENTATIVE	96

15.01	Appointment; Acceptance	96

15.02	Authority	96

15.03	Actions and Reliance	97

15.04	Effectiveness	98

15.05	Reimbursement of Expenses of Shareholder Representative	99

15.06	Indemnification of Shareholder Representative	99

ANNEX*

Annex A	Allocation Ranges of Purchase Price

Annex B	Allocation of Purchase Price

SCHEDULES*

Schedule 1.01(a)(i)	Real Property

Schedule 1.01(a)(ii)	Included Contracts

Schedule 1.01(a)(iii)	Tangible Personal Property

Schedule 1.01(a)(vii)	Intangible Personal Property

Schedule 1.01(a)(viii)	Surveys

Schedule 1.01(a)(ix)	Other Assets

Schedule 1.01(b)(viii)	Excluded Contracts

Schedule 1.01(b)(vii)	Excluded Litigation

Schedule 1.01(b)(x)	Additional Excluded Assets

Schedule 1.02(a)(ii)	Included Contracts

Schedule 1.02(b)	Excluded Liabilities

Schedule 1.03	Adjustments

Schedule 2.03(b)	Approvals, Consents/Conflicts

Schedule 2.06(a)	Financial Statements

Schedule 2.06(b)	Indebtedness

Schedule 2.07	No Material Change

Schedule 2.09(a)	Taxes

Schedule 2.09(c)	Tax Returns

Schedule 2.10	Legal Proceedings

Schedule 2.11	Administrative Actions

Schedule 2.12(a)	Benefit Plans; ERISA

Schedule 2.13(a)	Real Property

Schedule 2.13(e)	Insurance Claims/Notice of Defects

Schedule 2.15(d)	Restrictions Under Contracts

Schedule 2.16(a)	Contracts

Schedule 2.16(c)	Contracts-Rights to Terminate as a Result of Sale

Schedule 2.17	Insurance

Schedule 2.18	Affiliate Transactions

Schedule 2.19(a)	Environmental Matters

Schedule 2.19(e)	Decrees Regarding Environmental Claims

Schedule 2.23	Shared Facilities/Services

Schedule 2.24	Employees

Schedule 2.24(l)	Severance Agreements/Policies

Schedule 2.28	Suppliers

Schedule 2.32	Capitalization

Schedule 2.33	Shares and Partnership Interests

Schedule 3.08	Gaming License Matters

Schedule 6.05	Third Party Consents

Schedule 9.01	Title Reports

Schedule 9.02	Title Defects

EXHIBITS*

Exhibit A	General Assignment of Partnership Interests

Exhibit B	[INTENTIONALLY OMITTED]

Exhibit C	Form of Consulting Agreement

Exhibit D	Form of Opinion of Berger Singerman, P.A.

Exhibit E	[INTENTIONALLY OMITTED]

Exhibit F	Form of Company Release

Exhibit G	Form of Lost Stock Affidavit

*	Schedules and similar attachments to this Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Any omitted schedule or similar attachment will be furnished supplementally to the SEC upon request.

PURCHASE AGREEMENT

This PURCHASE AGREEMENT dated as of June 5, 2006 (the “Effective Date”) is made and entered into by and among BOYD GAMING CORPORATION, a Nevada corporation (“Parent”), FGB DEVELOPMENT, INC., a Florida corporation (“Purchaser”), BOYD FLORIDA, LLC, a Mississippi limited liability company (“Purchaser Affiliate”), THE ARAGON GROUP, INC., a Florida corporation (“Company”), SUMMERSPORT ENTERPRISES, LLLP, a Florida limited liability limited partnership (“LLLP”), EACH PERSON IDENTIFIED AS “SHAREHOLDER” ON THE SIGNATURE PAGES HEREOF (each a “Shareholder” and collectively, “Shareholders”), EACH PERSON IDENTIFIED AS “PARTNER” ON THE SIGNATURE PAGES HEREOF (each a “Partner” and collectively, “Partners”) and STEPHEN F. SNYDER, as the authorized representative of and on behalf of each Shareholder and Partner hereunder (the “Shareholder Representative”). Parent, Purchaser and Purchaser Affiliate are sometimes collectively referred to herein as the “Purchaser Parties” and individually referred to herein as a “Purchaser Party”, and each of the Shareholders and Partners, and Company and LLLP are sometimes collectively referred to herein as the “Seller Parties” and individually referred to herein as a “Seller Party”. Capitalized terms not otherwise defined herein have the meanings set forth in Section 13.01.

WHEREAS, Company is engaged in the business of the operation of jai alai and related gaming businesses, including poker and inter-track wagering, in Dania Beach, Florida (the “Business”), and LLLP owns a summer jai alai permit that may be used in connection with the Business; and

WHEREAS, Shareholders are the sole shareholders and ultimate beneficial owners of Company and own all of the issued and outstanding shares of capital stock of Company; and

WHEREAS, Company is the sole general partner of LLLP and Partners are the sole limited partners of LLLP, and Company and Partners beneficially and of record own all of the issued and outstanding partnership interests of LLLP (of which Company owns 142,893.75 of LLLP’s partnership units (or approximately 76.678% of the partnership interests of LLLP) and Partners own 43,462.50 of LLLP’s partnership units (or approximately 23.322% of the partnership interests of LLLP in the aggregate); and

WHEREAS, Parent, Purchaser, Company and LLLP entered into an Option Agreement, dated as of February 10, 2005 (including all exhibits, schedules and appendices thereto, the “Original Option Agreement”), under which Company and LLLP agreed upon Purchaser’s exercise of the option granted thereunder to sell, transfer and assign to Purchaser substantially all of the assets of Company, and the jai alai permit held by LLLP, relating to the operation of the Business, and Purchaser agreed, upon and in connection with such sale, to assume certain of the liabilities of Company relating to the Business, all as described in the Original Option Agreement; and

WHEREAS, Parent, Purchaser, Company, LLLP, Shareholders and Partners entered into a First Amendment to Option Agreement, dated as of March 31, 2006 (including all exhibits, schedules and appendices thereto, the “Amendment”; the Original Option Agreement, as amended by the Amendment, is hereinafter referred to as the “Option Agreement”), under which the parties agreed to revise the structure of the acquisition under the Original Option Agreement in accordance with Section 16 of the Original Option Agreement and convert the option granted to Purchaser under the Original Option Agreement from an option to purchase the assets and the pari-mutuel permits and licenses of Company and LLLP to an option to purchase all of the shares of capital stock in Company and all of the partnership interests in LLLP owned by Partners (with Company retaining at Closing all of the partnership interests that it owns), all on the terms set forth in the Option Agreement; and

WHEREAS, Shareholders and Partners desire to sell, and Purchaser and Purchaser Affiliate desire to purchase, all of the shares of capital stock in Company and all of the partnership interests in LLLP owned by Partners, as applicable, for the consideration and on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE OF SHARES AND PARTNERSHIP INTERESTS AND CLOSING

1.01 Purchase and Sale of Stock of Company. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Shareholders will sell, transfer, convey, assign and deliver to Purchaser and Purchaser Affiliate, as applicable, and Purchaser and Purchaser Affiliate, as applicable, will purchase, acquire, accept and pay for, all of the issued and outstanding shares of capital stock of Company, consisting of One Hundred Seventy Three Thousand Eight Hundred Fifty (173,850) shares (the “Shares”) of Company’s common stock, $.10 par value per share (the “Common Stock”), free and clear of all Liens (other than any Liens created or arising by, through or under the Purchaser or Purchaser Affiliate), as follows:

17,385 Shares (i.e., 10% of the issued and outstanding capital stock) to Purchaser.

156,465 Shares (i.e., 90% of the issued and outstanding capital stock) to Purchaser Affiliate.

1.02 Purchase and Sale of Partnership Interests of LLLP. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Company shall beneficially and of record own as an Asset of Company, all of the issued and outstanding partnership interests of LLLP that are owned by Company as of the date hereof, consisting of One Hundred Forty Two Thousand Eight Hundred Ninety Three and 75/100 (142,893.75) of LLLP’s partnership units and approximately 76.678% of all of the issued and outstanding partnership interests of LLLP (the “Company’s Partnership Interests”), free and clear of all Liens; and (ii) Partners will sell, transfer, convey, assign and deliver to Purchaser and Purchaser Affiliate, as applicable, and Purchaser and Purchaser Affiliate, as applicable, will purchase and pay for, all of the issued and outstanding partnership interests of LLLP that are owned by Partners as of the date hereof, consisting of Forty Three Thousand Four Hundred Sixty Two and

50/100 (43,462.50) of LLLP’s partnership units and approximately 23.322% of all of the issued and outstanding partnership interests of LLLP (collectively, the “Partners’ Partnership Interests”), free and clear of all Liens (other than any Liens created or arising by, through or under Purchaser or Purchaser Affiliate), as follows (the Company’s Partnership Interests and the Partners’ Partnership Interests are sometimes collectively referred to herein as the “Partnership Interests”):

4,346.25 of LLLP’s partnership units (i.e., 10% of the Partners’ Partnership Interests or approximately 2.332% of the Partnership Interests) to Purchaser.

39,116.25 of LLLP’s partnership units (i.e., 90% of the Partners’ Partnership Interests or approximately 20.990% of the Partnership Interests) to Purchaser Affiliate.

1.03 Purchase Price; Allocation.

(a) Purchase Price. Subject to Section 1.05 and Schedule 1.03 hereto, the aggregate purchase price for the Shares and the Partners’ Partnership Interests and the covenant not to compete of Shareholders and Partners contained in Section 4.10 is One Hundred Fifty Two Million Five Hundred Thousand Dollars ($152,500,000) (the “Purchase Price”). Purchaser has paid or will pay to Company (on behalf of Shareholders and Partners) the aggregate amount of Two Million Five Hundred Thousand Dollars ($2,500,000) in consideration of the Option Agreement (the “Option Payment”). Upon Closing, the Option Payment shall be applied toward payment of the Purchase Price and the remaining Purchase Price (the “Remaining Purchase Price Payment”), as adjusted based on prorations and credits under this Agreement, shall be payable to the order of the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners in immediately available United States funds at the Closing in the manner provided in Section 1.04.

(b) [Intentionally Omitted].

(c) Section 338(h)(10) Election; Section 754 Election; Payment of Taxes; Allocation of Purchase Price.

(i) Purchaser, Purchaser Affiliate and Shareholders agree to join in making an election under Code Section 338(h)(10), and any comparable elections, with respect to the purchase of the Shares, under any state or local income tax law (each a “Section 338(h)(10) Election”). All taxes imposed on the deemed sale of assets resulting from the Section 338(h)(10) Election will be included in Shareholders’ tax returns as applicable and will be paid by Shareholders. Likewise, Purchaser, Purchaser Affiliate, Company and Partners agree to join in the making of an election under Code Section 754, and any comparable elections, with respect to the purchase of the Partners’ Partnership Interests, under any state or local income tax law (each a “Section 754 Election”).

(ii) Purchaser, Purchaser Affiliate, Shareholders and Partners have agreed that the allocation of the consideration paid by Purchaser and Purchaser Affiliate for the Shares (and the assets of the Company that are deemed to have been acquired pursuant to Section 338(h)(10)) and by Purchaser and Purchaser Affiliate for the Partners’ Partnership Interests and the covenant not to compete contained in Section 4.10 hereof shall be in accordance with the value ranges set forth on Annex A to this Agreement, and that, not later than the Closing, Purchaser, Purchaser Affiliate and the Shareholder Representative (on behalf of each Shareholder and Partner) shall act together in good faith to determine and agree upon the proper allocations (consistent with the value ranges set forth on Annex A) which amounts shall be reflected on Annex B (Annex B shall be executed by the parties on or prior to the Closing). The parties agree that a substantial majority of the Purchase Price is attributable to license rights and other intangible assets, and that furniture, fixtures, equipment and improvements (including buildings and other real estate improvements) and the non-compete covenant contained in Section 4.10 have nominal value. In addition, Purchaser, Purchaser Affiliate, Shareholders and Partners each agrees (i) that any such allocation shall be consistent with the requirements of Section 1060 of the Code and the regulations thereunder, (ii) to complete jointly and to file Form 8023, the required schedules related thereto, and comparable state forms and schedules; (iii) to complete jointly and to file separately Form 8883 with its Federal income Tax Return consistent with such allocation for the tax year in which the Closing Date occurs; and (iv) that no party will take a position on any income, transfer or gains Tax Return, before any Governmental or Regulatory Authority charged with the collection of any such income, transfer or gains Tax or in any judicial proceeding relating to any such Tax, that is in any manner inconsistent with the terms of any such allocation without the prior written consent of the other party. If any changes are required to be made to these forms or schedules (including Form 8883) as a result of any adjustments to the Purchase Price after the Closing, the parties shall promptly and in good faith reach an agreement as to the precise changes required to be made. Purchaser and Purchaser Affiliate will prepare and file all further documents and materials necessary in connection with making a Section 338(h)(10) Election, and the Shareholder Representative (on behalf of each Shareholder and Partner) agrees to assist Purchaser and Purchaser Affiliate and cooperate with Purchaser and Purchaser Affiliate in connection therewith.

(d) Parent Guaranty. Parent hereby guarantees the Purchase Price payment obligations of Purchaser and Purchaser Affiliate under this Agreement. Parent’s obligations under this Section 1.03(d) shall not be affected by any insolvency or other incapacity of the Purchaser or Purchaser Affiliate, and Shareholders and Partners may bring a direct action against Parent without being required to assert or exhaust remedies against the Purchaser or Purchaser Affiliate.

(e) Effect of Payments to Shareholder Representative. The Shareholder Representative and each of the Seller Parties acknowledge and agree that notwithstanding anything contained in this Agreement, the Option Agreement or any of the Ancillary Agreements to the contrary: (i) any amount of the Purchase Price that is paid by Purchaser or Purchaser Affiliate to the Shareholder Representative hereunder shall each be deemed to be paid to the Shareholder Representative on behalf of and for the benefit of Shareholders and Partners and not on behalf of or for the benefit of the Shareholder Representative (other than with respect to his Allocable Share of the Purchase Price in his capacity as a Shareholder and a Partner); (ii) each of such payments shall (A) be received by the Shareholder Representative on behalf of and for the benefit of the Shareholders and Partners in accordance with such Persons’ Allocable Portion of such payment, (B) be accepted by the Shareholder Representative on behalf of and for the benefit of Shareholders and Partners in accordance with such Persons’ Allocable Portion of such payment, and (C) be delivered to or the benefit of Shareholders and Partners in accordance with such Persons’ Allocable Portion of such payment; (iii) neither Purchaser, Purchaser Affiliate nor

Parent nor their respective Affiliates (nor Company or LLLP after the Closing) shall be liable to any Shareholder or Partner for any failure by the Shareholder Representative to deliver any such payments to any Shareholder or Partner or any loss or impairment of such payments, and no Shareholder or Partner shall (and Shareholder Representative shall not) make any claims or otherwise seek any recourse or remedies against Purchaser, Purchaser Affiliate, Parent, or their respective Affiliates (nor against Company or LLLP after the Closing) for such payments; and (iv) all such payments shall be applied against and be deemed to be payments of the Purchase Price and shall be deemed to be payments in full satisfaction of Purchaser’s and Purchaser Affiliate’s obligations hereunder with respect to such portion of the Purchase Price.

1.04 Closing. The Closing will take place at the offices of Berger Singerman, P.A., at 10:00 A.M. Eastern time on the Closing Date. At the Closing, Purchaser and Purchaser Affiliate will pay the Remaining Purchase Price Payment, as adjusted based on prorations and credits under this Agreement, to the order of the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners in accordance with each Shareholders’ and Partners’ Allocable Portion of the Remaining Purchase Price Payment (as adjusted based on prorations and credits under this Agreement) by wire transfer of immediately available funds to such accounts as Shareholder Representative (on behalf of each Shareholder and Partner) may reasonably direct by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date. Simultaneously, (a) Partners will assign and transfer to Purchaser and Purchaser Affiliate all the Partners’ Partnership Interests (free and clear of all Liens, other than any Liens of Purchaser or Purchaser Affiliate arising by, through or under this Agreement) in the percentages set forth in Section 1.02, above, by delivery to each of Purchaser and Purchaser Affiliate (as applicable) of a General Assignment of Partnership Interests substantially in the form of Exhibit A hereto (the “General Assignment”), with appropriate insertions and duly executed by each Partner, and such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably acceptable to Purchaser’s counsel, as shall be effective to vest in Purchaser and Purchaser Affiliate good title to the Partners’ Partnership Interests (the General Assignment and the other instruments being collectively referred to herein as the “Assignment Instruments”), and (b) Shareholders will assign and transfer to Purchaser and Purchaser Affiliate all the Shares (free and clear of all Liens other than any Liens created or arising by, through or under Purchaser or Purchaser Affiliate) in the amounts set forth in Section 1.02, above by delivery to Purchaser and Purchaser Affiliate of certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers in form and substance acceptable to Purchaser), for transfer to Purchaser and Purchaser Affiliate in the percentages set forth in Section 1.02, above. At the Closing, there shall also be delivered to Shareholders and Partners and Parent, Purchaser and Purchaser Affiliate the opinions, certificates and other contracts, documents and instruments required to be delivered under Articles VI and VII.

1.05 Prorations and Credits. The Purchase Price shall be (i) increased by an amount equal to the amount of Cash on Hand, as such term is defined below (to be verified by procedures set forth in Section 1.10, below) and as otherwise provided in Section 1.10 of this Agreement; and (ii) decreased by an amount equal to the amount of total Liabilities of Company and LLLP associated with Uncashed Tickets and Pre-Closing Checks, as provided in Section 1.09 and Section 1.10 of this Agreement. The Purchase Price shall also be adjusted (upwards or downwards) as a result of the following prorations and credits relating to the Assets, the Excluded Liabilities and the ownership and operation of the Business as of the Closing Date and reflected in the Operations Settlement Statement as though the transaction under this Agreement constituted the purchase and sale of Assets and not the purchase and sale of the Shares and the Partners’ Partnership Interests, with Shareholders and Partners jointly and severally liable to Company, LLLP and the Purchaser Parties for their Pro Rata Liability of such items to the extent such items relate to any time period on or prior to the Closing Date or are Excluded Liabilities, and Company or LLLP, as applicable, being liable to the extent such items relate to periods subsequent to the Closing Date or are Included Liabilities:

(a) Real estate taxes on or with respect to the Assets;

(b) Rents, additional rents, taxes and other items payable by Company under the Operating Agreements;

(c) The amount of rents, taxes and charges for sewer, water, telephone, electricity and other utilities relating to the Real Property and the real property subject to any Real Property Leases;

(d) All other Taxes (except for Income Taxes and Transfer Taxes) on or with respect to the Assets;

(e) All prepaid expenses of Company and LLLP existing on the Closing Date (the “Prepaid Expenses”);

(f) All prepaid deposits of Company and LLLP in connection with the Business existing on the Closing Date listed on Schedule 1.01(b)(x) of the Company Disclosure Schedule (the “Prepaid Deposits”);

(g) All accrued expenses under the Operating Agreements;

(h) All payments made by Company or LLLP to the County prior to the Closing Date pursuant to the terms of the County Agreement (“County Payments”) that have not been reimbursed to Company or LLLP by the County on or prior to the Closing Date (“Unreimbursed Payments”) shall be a credit to Shareholders and Partners in accordance with their Allocable Portion of such payment despite such payment relating to a period prior to the Closing Date; provided that, if subsequent to the Closing Date, Company or LLLP is reimbursed by the County for any such payments, such reimbursed amounts will, at Purchaser’s option, be retained as an asset of the acquired Company or LLLP, as applicable, or remitted to Purchaser;

(i) All credits that Company or LLLP have received pursuant to the terms of the County Agreement on or prior to the Closing Date (“County Credits”) shall retained as an Asset of the Company or LLLP, as applicable, and shall not pro-rated hereunder;

(j) Subject to Section 4.06, to the extent (if any) that Company makes payments under the terms of Approved Gaming Contracts prior to the Closing, the aggregate amount of such payments;

(k) The amount of any and all Indebtedness of Company or LLLP that constitutes Excluded Liabilities that have not otherwise been fully paid and satisfied prior to the Closing shall be applied against the Purchase Price to reduce the amount of the Purchase Price payable hereunder; and

(l) All other items normally pro rated or adjusted in connection with similar transactions.

Prior to the Closing, the Seller Parties shall (or shall cause Company and LLLP to) request and deliver to the Company and/or LLLP, as applicable, payoff and estoppel letters from the holders of any Indebtedness of Company and/or LLLP, which letters will be delivered by the Company or LLLP, applicable, to the Purchaser and shall contain payoff amounts, per diem interest, wire transfer instructions and an agreement to deliver to Company and/or LLLP, upon full payment or release of any such Indebtedness, UCC-3 termination statements, satisfactions of mortgage or other appropriate releases and any original promissory notes or other evidences of Indebtedness marked canceled. Except as otherwise agreed by the parties, the net amount of all such prorations and credits will be settled and paid by Shareholders and Partners, on the one hand, or Purchaser (or at Purchaser’s option, Company or LLLP, as applicable), on the other hand, as applicable, on the Closing Date, and: (x) if the real estate tax bill for the year of this Agreement has not yet been issued then the proration shall be based on the prior year’s taxes, provided, however, that upon receipt of the 2006 tax bill, each party agrees with the other to re-prorate and pay said real estate taxes within fifteen (15) days of receipt of said tax bill using the November four percent (4%) discount amount; (y) all taxes and real estate assessments will be prorated as of 12:01 A.M. on the Closing Date on the basis of a 365-day year. If, on the Closing Date, the current real property tax bill with respect to the Business or the Assets is not available, the amount of real property taxes will be apportioned based on the current year’s millage applied to portion of the Purchase Price allocated to the Real Property. If the current year’s millage is not fixed, taxes will be apportioned in the same manner based upon the prior year’s millage. Any apportionment of taxes based upon any figures other than a final tax bill will, at the request of either Shareholder Representative (on behalf of each Shareholder and Partner), on the one hand, or Purchaser, on the other hand, be subsequently reapportioned based upon receipt of the final tax bill for the current year; and (z) if any of the prorations cannot be calculated accurately on the Closing Date, then the same will be calculated within sixty (60) days after the Closing Date and either party owing the other party a sum of money based on such subsequent prorations will promptly pay such sum to the other party.

1.06 Further Assurances; Post-Closing Cooperation.

(a) (i) Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at Parent’s, Purchaser’s, Purchaser Affiliate’s, Company’s or LLLP’s request and without further consideration, Shareholders, Partners and the Shareholder Representative (on behalf of each Shareholder and Partner) shall execute and deliver to Purchaser and Purchaser Affiliate such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as Parent, Purchaser, Purchaser Affiliate, Company and LLLP may reasonably deem necessary or desirable in order to effectively transfer, convey and assign to Purchaser and Purchaser Affiliate, and to confirm Purchaser’s and Purchaser Affiliate’s title to, all of the Shares and Partners’ Partnership Interests, to admit Purchaser and Purchaser Affiliate as the successor limited partners of LLLP, and to cause the dissociation of the Partners from LLLP without causing a dissolution of LLLP for Florida partnership law purposes (albeit that such dissociation will terminate the LLLP for Federal income tax purposes), and, to the full extent permitted by Law, to put Purchaser and Purchaser Affiliate in actual possession and operating control of Company, LLLP, the Business and the Assets and to assist Purchaser and Purchaser Affiliate in exercising all rights with respect thereto, and otherwise to cause Shareholders, Partners and the Shareholder Representative (on behalf of each Shareholder and Partner) to fulfill their obligations under this Agreement. Neither Parent, Purchaser, Purchaser Affiliate, Company nor LLLP shall be required to pay money or incur expenses under this Section 1.06(a)(i).

(ii) Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at Shareholder Representative’s request and without further consideration, Purchaser shall execute and perform such documents and acts as Shareholder Representative (on behalf of each Shareholder and Partner) may reasonably request in order to cause Purchaser, Purchaser Affiliate, Parent, Company or LLLP to fulfill their respective obligations under this Agreement. No Shareholder or Partner shall be required to pay money or incur expenses under this Section 1.06(a)(ii).

(b) [Intentionally Omitted]

(c) Following the Closing, each party will afford the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business, Company, LLLP, the Excluded Entities and/or the Excluded Assets in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority , (iv) the determination or enforcement of the rights and obligations of any party to this Agreement and the transactions contemplated hereby and (v) in connection with any actual or threatened Action or Proceeding.

(d) If, in order to prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business, Company, LLLP, the Excluded Entities and/or the Excluded Assets not referred to in Section 1.06(c) above, and such information, documents or records are in the possession or control of any other party to this Agreement, such other party shall use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient’s request, cost and expense. Any information obtained by a party in accordance with this Section shall be held confidentially by it.

(e) Notwithstanding anything to the contrary contained in this Section 1.06, if any of the Shareholders and/or Partners, on the one hand, and Purchaser, Purchaser Affiliate and/or Parent, on the other hand, are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with subsections (c) and (d) of this Section shall be subject to applicable rules relating to discovery.

(f) In the event that any party hereto collects or receives, after the Closing, funds belonging to any other party, the party receiving same shall promptly deliver the amounts to the party entitled thereto, and the parties will cooperate to minimize any such misdirected funds.

1.07 Third Party Consents. To the extent that the consummation of the transactions contemplated under this Agreement or the Ancillary Agreements (including the sale of the Shares and the Partners’ Partnership Interests hereunder) will result in or give rise to any conflict, violation, breach, default, termination, cancellation, acceleration or modification or require the consent, approval or notice of the type described in Section 2.03(c), below, in or with respect to, any Contract to which Company or LLLP is a party or by which any of its assets and properties is bound, the Seller Parties shall use their commercially reasonable efforts to obtain the consent or waiver of such other party to such Contract so that the transactions contemplated hereby may be consummated without resulting or giving rise to such conflict, violation, breach, default, termination, cancellation, acceleration or modification. In the event that such consent or waiver is not obtained prior to the Closing and the parties consummate the sale hereunder, then the Purchaser Indemnified Parties shall be indemnified from and against any and all Losses arising from any such conflict, violation, breach, default, termination, cancellation, acceleration or modification pursuant to the indemnification provisions of Section 11.01(a) of this Agreement as though such Losses were Excluded Liabilities. The provisions of this Section 1.07 shall not affect the right of the Purchaser Parties not to consummate the transactions contemplated by this Agreement if the condition to its obligations hereunder contained in Section 6.05 has not been fulfilled.

1.08 Insurance Proceeds.

(a) Casualty Insurance Proceeds or Condemnation Awards. If any of the Assets are destroyed or damaged due to a casualty covered by insurance maintained by the Company or LLLP or taken in condemnation, in each case following the Effective Date, the insurance proceeds or condemnation award or claim for insurance proceeds or condemnation award with respect thereto shall be Assets, and shall not be Excluded Assets; provided however, that an amount equal to the reasonable costs and expenses paid by the Company prior to the Closing in connection with any condemnation, litigation, dispute or similar claim, threat or proceeding relating solely to the Company’s sign located on the roof of The Pirate’s Inn shall be paid by the Company to the Shareholder’s Representative for the benefit and on behalf of the Shareholders and Partners in accordance with each Shareholders’ and Partners’ Allocable Portion from and only to the extent of any condemnation award, settlement proceeds or other amounts received by the Company with respect to such sign, claim, settlement or proceeding. At the Closing, Shareholders and Partners shall pay or credit to Purchaser any such insurance proceeds or condemnation awards received by any of the Shareholders or Partners following the Effective Date but on or prior to the Closing (after reimbursing the Shareholders and Partners for reasonable costs or expenses incurred by the Company in connection with any condemnation, litigation, dispute or similar claim, threat or proceeding relating solely to the sign located on the roof of The Pirate’s Inn, but only from and only to the extent of any condemnation award, settlement proceeds or other amounts received by the Company with respect to such sign, claim, settlement or proceeding), and the acquired Company shall have all of the rights against any insurance companies, Governmental or Regulatory Authorities and others with respect to such damage, destruction or condemnation. As and to the extent that there is available insurance under policies maintained by Company, LLLP or any of their Affiliates, predecessors and successors in respect of any Included Liability (or any Loss otherwise subject to indemnity by any Seller Party), except for any such insurance proceeds with respect to which the insured is directly or indirectly self-insured or has agreed to indemnify the insurer, Company or LLLP, as applicable, shall cause such insurance to be applied toward the payment of such Included Liability or Loss, as the case may be, so that the Seller Parties shall not be liable for the portion of such Liability or Loss that has been paid down by the application of such insurance proceeds; provided however, that in the event that any such amounts of insurance proceeds are recouped, rescinded or required to be returned or refunded to the insurer or to any other Person or are otherwise taken by order or requirement of any Governmental or Regulatory Authority or pursuant to applicable Law, each Seller Party shall continue to be liable for such amounts as though the payment of such amounts had never been made by the insurer. The provisions of this Section 1.08 shall not affect the right of Purchaser not to consummate the transaction contemplated by this Agreement because obligations or conditions contained in Section 6.07 have not been fulfilled.

(b) General Liability or Similar Insurance. If the Company, LLLP or any of the Purchaser Parties receives proceeds from a general liability insurance policy or other similar form of insurance maintained by the Company or LLLP after the Closing Date for an act that arose on or prior to the Closing Date, such insurance proceeds shall be (i) Assets (and shall not be Excluded Assets), if such proceeds relate to an Excluded Liability that has not been fully and irrevocably released or satisfied or to an Included Liability, and therefore retained by the Company or LLLP (as the case may be) provided that the Company or LLLP shall apply any such proceeds received with respect to such Excluded Liability to the payment of such Excluded Liability (and if such insurance proceeds exceed the amount required fully and irrevocably to release or satisfy the applicable Excluded Liability, the excess proceeds shall be treated as provided in the immediately following subsections (ii) and (iii)); (ii) Excluded Assets (and shall not be Assets), if such proceeds relate to an Excluded Liability that has been fully and irrevocably released or satisfied, and therefore promptly paid to the Shareholder Representative (on behalf of Shareholders and Partners); and (iii) if the proceeds relate to a Loss subject to indemnity by a Seller Party, then such proceeds shall be retained by the Purchaser Parties to reduce the amount of any indemnification obligation of the Shareholders and Partners with respect to such Loss or Excluded Liability hereunder, or if the applicable item of Loss has previously been fully and irrevocably released or paid and satisfied by the Seller Parties, distributed to the Shareholder Representative (on behalf of Shareholders and Partners) to be applied to reimburse such indemnification payments.

(c) Insurance Proceeds to be Retained by Shareholders and Partners (or to be Delivered to Other Third Parties). The following insurance proceeds are part of the Excluded Assets and shall be promptly paid over to the Shareholder Representative (or other applicable third party entitled to same) for the benefit and on behalf of the Shareholders and Partners (or other applicable third party entitled to same) regardless of when they are received: (i) business interruption insurance with respect to any period prior to the Closing, and insurance proceeds, if any, relating to any the events of the 2005 hurricane season but only to the extent that any and all losses or casualties of or to the Assets resulting from the 2005 hurricane season have been replaced or repaired to the reasonable satisfaction of the Purchaser Parties, (ii) worker’s compensation and any other insurance proceeds payable to third parties (other than as provided for in Section 1.08(b) above), and (iii) insurance proceeds arising from any insured peril that occurs with respect to any of the Excluded Assets.

1.09 Uncashed Tickets. At the Closing, Shareholders and Partners shall make a cash payment to or in favor of Purchaser (or at Purchaser’s option, to Company and/or LLLP) in an amount equal to, or decrease the Purchase Price by amount equal to, the amount of the total Liabilities of Company and LLLP associated with uncashed, unclaimed or abandoned tickets, gaming chips and tokens outstanding on the Closing Date made by wagers for bets placed at the Business on live events held at the Business (collective, “Uncashed Tickets”). Following the Closing, Purchaser agrees to cause Company and/or LLLP, as appropriate, to redeem such Uncashed Tickets of Company or LLLP relating to the use and operation of the Business prior to Closing, which are timely presented by patrons of the Business within the applicable Florida statutory time periods for such redemptions or, if there is no such statutory time period, within the time period for such redemptions prevailing under the Company’s past practices in the operation of the Business (“Past Redemption Practices”). For purposes of this Section 1.09, the receivables due to Company and/or LLLP with respect to Uncashed Tickets from inter-track wagers placed on live events held at the Business prior to the Closing (the “Offsite Wagering”) shall be deemed to constitute a cash payment by Shareholders and Partners because such proceeds will escheat to the Company or LLLP if not claimed within 12 months of such wager pursuant to Florida law and industry practice. Within thirty (30) days following the first anniversary of the Closing, Shareholders and Partners shall make a cash payment to Purchaser, or at Purchaser’s option, to Company and/or LLLP, equal to the aggregate dollar amount of Uncashed Tickets for Offsite Wagering outstanding on the Closing Date which Purchaser, Purchaser Affiliate, Company and/or LLLP has had to make payment on during the 12 month period following the Closing. Further, Shareholders and Partners shall transfer to Purchaser, or at Purchaser’s option, to Company and/or LLLP, at the Closing all cash proceeds derived from Uncashed Tickets outstanding on the Closing Date from inter-track wagers placed on events not held at the Business and Purchaser, Company and/or LLLP, as applicable, will hold such funds to offset and satisfy any liabilities owed to the pari-mutuel holding such live event for which the Uncashed Ticket relates, which liability shall be an Included Liability hereunder.

1.10 Determination of Cash on Hand at Closing; Pre-Closing Checks. Pursuant to Section 1.05 hereof, the Purchase Price shall be increased by the amount of Company’s and LLLP’s cash on hand at the Facility as of the close of business (i.e., 11:59 P.M., E.T.) on the Closing Date (the “Cash on Hand”), provided that such increased amount of the Purchase Price that reflects the amount of Cash on Hand shall be payable at the times set forth in this Section 1.10 and not on the Closing Date. The Seller Parties represent that approximately $250,000 in Cash in Hand is maintained at the Facility in the Ordinary Course of Business and used in connection with the daily operations of the Business. The Shareholder Representative and Purchaser will mutually designate individuals that will jointly count and mutually agree on the balance of the Cash on Hand. The Purchaser will pay within two (2) Business Days after the Closing Date an amount equal to the Cash on Hand that has been mutually agreed upon to the order of the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners in accordance with each Shareholders’ and Partners’ Allocable Portion by wire transfer of immediately available funds to such accounts as Shareholder Representative (on behalf of each Shareholder and Partner) may reasonably direct by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date. If the parties are unable to agree upon the amount of the Cash on Hand, Purchaser shall make such payment of the amount of Cash on Hand which is undisputed by the parties in the time frame and manner as set forth above and may delay the payment of such disputed amount. The parties will mutually designate an independent certified public accounting firm that will determine the Cash on Hand and resolve any disputes between the parties as to the Cash on Hand. In such case, Purchaser shall make such payment of the disputed amount, as finally determined by independent certified public accounting firm, within two (2) Business Days after the written determination of such Cash on Hand by such independent certified public accounting firm. Pursuant to Section 1.05 hereof, the Purchase Price shall be reduced by the amount of the balance of outstanding checks issued by the Company and LLLP as of the close of business on the Closing Date (the “Pre-Closing Checks”), which balance together with the check ledger or other reference to all such Pre-Closing Checks, shall be provided to Purchaser and Purchaser Affiliate by the Company and LLLP at or immediately prior to the Closing. The Seller Parties shall (or shall cause Company or LLLP, applicable) to procure from the Company and LLLP’s banks and complete such documents (including signature cards and banking resolutions) that are necessary to add or remove signatories to and from the Company’s and LLLP’s bank accounts at such banks, and deliver such documents to the Purchaser and Purchaser Affiliate at the Closing. The Purchaser and Purchaser Affiliate shall cause the Company and LLLP to maintain sufficient funds in the appropriate bank accounts of the Company or LLLP to honor and satisfy such Pre-Closing Checks when presented. Such Pre-Closing Checks shall be an Included Liability hereunder. To the extent that the Pre-Closing Checks have not been presented to the Company or LLLP for payment within six (6) months after the Closing Date (the “Unpresented Pre-Closing Checks), the Purchaser will pay via wire transfer of immediately available funds to the Shareholder Representative for the benefit and on behalf of the Shareholders and Partners pursuant to wire transfer instructions provided to the Company and LLLP by the Shareholder Representative, the aggregate amount of such Unpresented Pre-Closing Checks that have not been presented to the Company or LLLP for payment within six (6) months after the Closing, and thereupon, all Liabilities with respect to such Unpresented Pre-Closing Checks shall be deemed to be Excluded Liabilities hereunder. Such payment shall be made within ten (10) days after the six month period following the Closing Date.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties jointly and severally hereby represent and warrant to each Purchaser Party, as of the Effective Date of this Agreement and as of the Closing Date, as set forth in this Article II, subject in each case to such exceptions as are specifically contemplated by this Agreement; provided that, the representations and warranties made as of the date of this Agreement and the Closing Date shall be deemed to be qualified by the most recent Updated Company Disclosure Schedule delivered with respect to the Acquisition Election Notice described in the Option Agreement, and the references below to the Company Disclosure Schedule shall be deemed, for purposes of determining the accuracy of such representations and warranties as of the Effective Date and the Closing Date, to be references to such Updated Company Disclosure Schedule. Notwithstanding any other provision of this Agreement or such Company Disclosure Schedule or Updated Company Disclosure Schedule, each exception set forth in such Company Disclosure Schedule will be deemed to qualify only each representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule as being qualified by such exception.

Except as set forth in the corresponding subsection of the Updated Company Disclosure Schedule delivered or deemed to have been delivered upon execution of this Agreement, the Seller Parties jointly and severally hereby represent and warrant to each Purchaser Party, as follows (except that each Shareholder and Partner severally (and not jointly and severally) represents and warrants to each Purchaser Party with respect to representations and warranties made under the following Sections of this Agreement that relate solely to a Shareholder or Partner: Sections 2.01(d), 2.01(e), 2.02(b), 2.03 (to the extent it relates solely to a Shareholder or Partner), 2.09(g), 2.11 (to the extent it relates solely to a Shareholder or Partner), 2.23 (to the extent it relates solely to a Shareholder or Partner), 2.32 (to the extent it relates solely to a Shareholder or Partner) and 2.33 (to the extent it relates solely to a Shareholder or Partner)):

2.01 Corporate Existence.

(a) Company. Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Florida, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets, to own the Company’s Partnership Interests, and to execute and deliver the Option Agreement, this Agreement and the Ancillary Agreements to which Company is a party, to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby. Company is legally qualified to transact business as a foreign corporation, and is in good standing as such, in each of the jurisdictions in which the nature of its properties and/or the conduct of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to cause a Material Adverse Change. Schedule 2.01(a) sets forth (i) each of the jurisdictions in which Company is legally qualified to transact business as a foreign corporation and (ii) each of the names under which Company has at any time done business. Company has fully complied in all material respects with all of the requirements of any statute governing the use and registration of fictitious names, and has the legal right to use the names under which it operates its business. Except as set forth on Schedule 2.01(a), Company has not changed its name or used any assumed or fictitious name other than those listed on Schedule 2.01(a), or been the surviving entity in a merger, acquired any businesses or changed its principal place of business or chief executive office, in each case, since the date of its organization. There is no pending or, to the knowledge of any of the Seller Parties, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of Company.

(b) Subsidiaries. Company does not have any equity investment in any entity, nor does it own any other securities with respect to any entity, other than LLLP, Monro Development Company, LLC, a Florida limited liability company (“Monro”), Terraverde Investments, LLC, a Florida limited liability company, Pro Jai Alai, Inc., a Florida corporation (“Pro Jai Alai”), and certain limited partnership investments which are Excluded Assets.

(i) Subject to any transactions or obligations performed or incurred, or actions taken or omitted by Purchaser as the Class B Member of Monro, with respect to which no representations or warranties whatsoever are being made by any of the Seller Parties hereunder,

(1) Monro is a limited liability company duly formed and validly existing under the Laws of the State of Florida, and has full limited liability company power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets; (2) Monro is legally qualified to transact business as a foreign entity, and is in good standing as such, in each of the jurisdictions in which the nature of its properties and/or the conduct of its business requires such qualification, except where the failure to be so qualified would not reasonably be expected to cause a Material Adverse Change; (3) Schedule 2.01(b) sets forth (i) each of the jurisdictions in which Monro is legally qualified to transact business as a foreign entity and (ii) each of the names under which Monro has at any time done business; (4) Monro has fully complied in all material respects with all of the requirements of any statute governing the use and registration of fictitious names, and has the legal right to use the names under which it operates its business; (5) except as set forth on Schedule 2.01(b), Monro has not changed its name or used any assumed or fictitious name other than those listed on Schedule 2.01(b), or been the surviving entity in a merger, acquired any businesses or changed its principal place of business or chief executive office, in each case, since the date of its organization; and (6) there is no pending or, to the knowledge of any of the Seller Parties, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of Monro.

(ii) Pro Jai Alai does not have any assets or Liabilities and is not a party to any agreements, including the Player Contracts which were executed by the Pro Jai Alai Division of the Company and not Pro Jai Alai.

(c) LLLP. LLLP is a limited liability limited partnership duly formed and validly existing under the Laws of the State of Florida, and has full partnership power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and to execute and deliver the Option Agreement, this Agreement and the Ancillary Agreements to which LLLP is a party, to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby. LLLP is legally qualified to transact business as a foreign entity, and is in good standing as such, in each of the jurisdictions in which the nature of its properties and/or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on LLLP. Schedule 2.01(c) sets forth (i) each of the jurisdictions in which LLLP is legally qualified to transact business as a foreign entity and (ii) each of the names under which LLLP has at any time done business. LLLP has fully complied in all material respects with all of the requirements of any statute governing the use and registration of fictitious names, and has the legal right to use the names under which it operates its business. Except as set forth on Schedule 2.01(c), LLLP has not changed its name or used any assumed or fictitious name other than those listed on Schedule 2.01(c), or been the surviving entity in a merger, acquired any businesses or changed its principal place of business or chief executive office, in each case, since the date of its organization. There is no pending or, to the knowledge of any of the Seller Parties, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of LLLP.

(d) Each Shareholder that is a trust is duly formed, validly existing and in good standing under the Laws of the State of Florida, and has full power and authority to conduct its business as and to the extent now conducted and to own and sell the Shares, and to execute and deliver the Option Agreement, this Agreement and the Ancillary Agreements, to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby. Each other Shareholder has full right, power, authority and capacity to own and sell the Shares, and to execute and deliver the Option Agreement, this Agreement and the Ancillary Agreements to which such Shareholder is a party, to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby.

(e) Each Partner has full right, power, authority and capacity to own and sell the Partners’ Partnership Interests, and to execute and deliver the Option Agreement, this Agreement and the Ancillary Agreements to which such Partner is a party, to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby.

2.02 Authority.

(a) The execution and delivery by each of Company and LLLP of the Option Agreement, this Agreement, and the Ancillary Agreements to which it is a party, and the performance by each of Company and LLLP of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors and the stockholders of Company and the partners of LLLP, no other action on the part of Company or its stockholders, or of LLLP or of its partners, being necessary. The Option Agreement and, upon its execution and delivery, this Agreement each has been duly and validly executed and delivered by Company and LLLP and constitutes upon such execution and delivery, and upon the execution and delivery by Company and LLLP of the Ancillary Agreements to which they are a party, such Ancillary Agreements will constitute, legal, valid and binding obligations of Company and LLLP enforceable against Company and LLLP in accordance with their terms, except to the extent such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and (b) is subject to general principles of equity.

(b) The execution and delivery by each Shareholder that is a trust of the Option Agreement, this Agreement, and the Ancillary Agreements to which it is a party, and the performance by each such Shareholder of its obligations hereunder and thereunder, including without limitation, to sell and transfer (pursuant to this Agreement) the Shares, have been duly and validly authorized by the trustee of each such trust, no other action on the part of each such Shareholder or its trustee being necessary. The Option Agreement and, upon its execution and delivery, this Agreement each has been duly and validly executed and delivered by each Shareholder and Partner and constitutes upon such execution and delivery, and upon the execution and delivery by each such Shareholder or Partner of the Ancillary Agreements to which it is a party, such Ancillary Agreements will constitute, legal, valid and binding obligations of each such Shareholder and Partner enforceable against each such Shareholder and Partner in accordance with their terms, except to the extent such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and (b) is subject to general principles of equity.

2.03 No Conflicts. The execution, delivery and performance by any of the Seller Parties of the Option Agreement and this Agreement do not and the execution and delivery by any of the Seller Parties of the applicable Ancillary Agreements to which it is a party, the performance by any of the Seller Parties of its obligations under this Agreement and such Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation, bylaws, partnership agreement or trust instrument (or other comparable charter documents) of any of the Seller Parties, as applicable;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices with respect to the HSR Act, applicable liquor license laws and regulations, and applicable Gaming Laws and the consent required pursuant to the County Agreement or as set forth in Schedule 2.03(b) of the Company Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to any of the Seller Parties, any of their Affiliates, or any of the assets and properties of any of the Seller Parties or any of their Affiliates, except for such conflict, violation or breach which would not reasonably be expected to result in a Material Adverse Change; or

(c) except as set forth in Schedule 2.03(b) of the Company Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require any of the Seller Parties or any of their Affiliates to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien upon any of the Seller Parties or any of the assets and properties of any of the Seller Parties or any of their Affiliates, under, any contract or license to which any of the Seller Parties or any such Affiliate is a party or by which any of the assets and properties of any of the Seller Parties or any such Affiliate, is bound, except in each of (i) – (v) as would not reasonably be expected to result in a Material Adverse Change.

2.04 Governmental Approvals and Filings. Except as set forth in Schedule 2.03(b) of the Company Disclosure Schedule, no consent, approval, action, order or authorization of, or registration, declaration or filing with or notice to any Governmental or Regulatory Authority on the part of any of the Seller Parties is required in connection with the execution, delivery and performance of the Option Agreement, this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

2.05 Books and Records. None of the Business Books and Records is recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) is not under the direct control of one or more Employees. All Business Books and Records have been fully, properly and accurately kept and completed, and there are no inaccuracies or discrepancies contained therein. The minute books for Company, LLLP, Monro and Pro Jai Alai, as applicable, made available to the Purchaser Parties for review were correct and complete in all material respects as of the date of such review (which review was conducted within ten (10) days prior to the Effective Date), no further entries have been made from the date of such review to the Closing, such minute books contain true and accurate copies or the executed originals of documents, instruments and certificates with true signatures of the persons purporting to have signed them, and each such minute book contains an accurate record of all material corporate actions of the shareholders and directors (and any committees thereof) of Company and Pro Jai Alai, all material partnership actions of the partners of LLLP and all material limited liability company actions of the members (other than Purchaser as the Class B Member of Monro), and managers of Monro, respectively, taken by written consent or at a meeting since the date of their organization. All material corporate, partnership and limited liability company actions taken by Company, LLLP, Monro and Pro Jai Alai, as applicable, have been duly authorized or ratified. The stock ledgers of Company and Pro Jai Alai, as previously made available to the Purchaser Parties, contain complete and accurate records of all issuances, transfers and cancellations of shares of the capital stock of Company and Pro Jai Alai, as applicable. The Books and Records of LLLP, as previously made available to the Purchaser Parties, contain complete and accurate records of all issuances, transfers and cancellations of partnership interests of LLLP. The Books and Records of Monro, as previously made available to the Purchaser Parties, contain complete and accurate records of any and all issuances, transfers and cancellations of membership interests of Monro.

2.06 Financial Statements and Condition.

(a) Company has made available to the Purchaser Parties, and included in Schedule 2.06(a) of the Company Disclosure Schedule are (i) Annual Report Pursuant to the Uniform Reporting System Prescribed for Pari-Mutuel Permit Holders, audited by a certified public accountant as required by Florida law, and audited consolidated financial statements related to the Business (including balance sheet, income statement and statement of cash flows) as of the end of the most recently completed last three (3) fiscal years prior to the latest date on which this representation is deemed to be made and for the twelve-month period ended on such date, and (ii) unaudited consolidated financial statements related to the Business (including balance sheet, income statement and statement of cash flows) for the portion of the current fiscal year ended on the last day of the calendar month that is no less than 30 days preceding the Effective Date (collectively, “Financial Statements”). The Financial Statements are complete and correct in all material respects and have been prepared in accordance with GAAP, except that the unaudited financial statements do not contain footnotes and are subject to year end audit adjustments made in accordance with GAAP. The Financial Statements accurately set out and describe in all material respects in accordance with GAAP the financial condition of Company and LLLP on a consolidated basis as of the dates and during the periods indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments which are neither individually nor in the aggregate material. Company and LLLP maintain and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. Company and LLLP have maintained the Business Books and Records for the past five (5) years in a manner sufficient to permit the preparation of financial statements in accordance with GAAP.

(b) Except as set forth on Schedule 2.06(b) of the Company Disclosure Schedule and except for Indebtedness reflected in the Financial Statements, neither Company nor LLLP has any Indebtedness outstanding at the date hereof, other than Indebtedness incurred in the Ordinary Course of Business which shall include Indebtedness relating to the Approved Gaming Contracts. Neither Company nor LLLP is in default with respect to any outstanding Indebtedness or any instrument relating thereto, nor is there any event which, with the passage of time or giving of notice or both, would result in a default, except for such defaults that would not be reasonably likely to cause a Material Adverse Change.

2.07 No Material Change. Except as disclosed in Schedule 2.07 of the Company Disclosure Schedule, there has not been as of the Effective Date or as of the Closing Date, as the case may be, any change with respect to the Business or the Assets that individually or in the aggregate could reasonably be expected to have a Material Adverse Change (other than changes to the operation of the Business resulting from legislation or government regulatory action leading to the operation of slot machines at pari-mutuel facilities in Broward County, Florida after the Effective Date).

2.08 Liabilities. Company and LLLP have no material liabilities, and, to the best of its knowledge, none of the Seller Parties knows of any material contingent liabilities, that are required under GAAP to be disclosed in the Financial Statements and which are not disclosed in the Financial Statements, except current liabilities incurred in the Ordinary Course of Business subsequent to the Financial Statements, including the Approved Gaming Contracts, and those certain agreements referenced in Schedule 2.06(b) of the Company Disclosure Schedule.

2.09 Taxes.

(a) Company, LLLP and any consolidated, combined, unitary or aggregate group for Tax purposes of which Company or LLLP is or has been a member (collectively, the “Company’s Group”) have duly completed and timely filed all Tax Returns required to be filed by them for the previous five (5) years from the date hereof. All such Tax Returns are correct and complete in all material respects. All material Taxes due or payable by any of Company’s Group, whether or not disputed, other than Taxes that are not yet due and payable, have been paid in full. None of the Seller Parties expects any Tax Authority to assess any additional material Taxes for any period. Except as set forth on Schedule 2.09(a) to the Company Disclosure Schedule, there is (i) no material claim for Taxes that is or could be a lien against the Assets, other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Company’s Group being conducted by a Tax Authority, and (iii) no material outstanding or unresolved dispute or claim concerning any Tax Liability of Company or LLLP either claimed or raised by a Tax Authority in writing or as to which any of the Seller Parties has Knowledge. No claim has ever been made by a Tax Authority in a jurisdiction where Company or LLLP does not file Tax Returns that Company or LLLP is or may be subject to taxation by that jurisdiction.

(b) Each of Company and LLLP has withheld and paid all material Taxes required by law to be withheld and paid by Company or LLLP with respect to any amounts paid or owing by the Company or LLLP to any employee, independent contractor, creditor, stockholder, partner or other third party. Each of Company and LLLP has paid to the appropriate Tax Authorities all amounts so withheld or otherwise due in connection with employment by Company or LLLP, as applicable, of such service providers, and has timely filed all requisite Tax Returns with the Tax Authorities with respect to such Taxes. Neither Company, LLLP, Monro nor Pro Jai Alai is a party to any Tax proceedings with respect to the withholding of Taxes and/or payment to the Tax Authorities of withholding Taxes or other dues or Taxes with respect to the rendering of services to Company or otherwise. To the Knowledge of the Seller Parties, no investigation is being conducted against Company, LLLP, Monro or Pro Jai Alai by any Tax Authority with respect to any withholding, payment, filing or any other obligations in connection with the above.

(c) Neither Company nor LLLP has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Schedule 2.09(c) of the Company Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed (for the five (5) year period prior to the date of this Agreement) with respect to Company and LLLP and those Tax Returns that have been audited. Company and LLLP have delivered to Purchaser correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Company and LLLP (for the five (5) year period prior to the date of this Agreement).

(d) The unpaid Taxes of Company and LLLP (i) did not, as of the end of the most recently completed fiscal quarter prior to the latest date of which this representation is deemed to be made, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statement for such period and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing in accordance with the past custom and practice of Company and LLLP in filing their Tax Returns.

(e) None of the Included Liabilities is an obligation to make a payment that will not be deductible under Code Section 280G.

(f) Neither Company nor LLLP is a party to any Tax allocation or sharing agreement, other than the Option Agreement and this Agreement.

(g) No Shareholder or Partner is a foreign corporation or other foreign entity subject to Code Sections 897 or 1446 with respect to the sale of the Shares or the Partners’ Partnership Interests hereunder.

(h) LLLP is not a disregarded entity for federal or state tax purposes.

(i) Company has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since December 31, 1987, and will remain an S corporation up to and including the Closing Date.

(j) At all times since December 31, 1987, (i) Company has had only one class of stock outstanding within the meaning of Code Section 1361(b)(1)(D) and the Treasury Regulations thereunder, and each outstanding share of the Common Stock confers identical rights to distributions and liquidation proceeds, taking into account the corporate charter, articles of incorporation, bylaws, applicable state law, and binding agreements relating to distribution and liquidation proceeds; (ii) Company has had fewer than the number of shareholders that is permitted for an S corporation under Code Section 1361(b)(1)(A), and all such shareholders have been individuals or other permitted persons in accordance with Code Section 1361(b)(1)(B), (iii) each shareholder has not been a nonresident alien as defined in the Code, and each shareholder shall not take any action to change his or her status as a resident of the United States under the Internal Revenue Code or the applicable law of any tax authority prior to the Closing; (iv) Company has not been an “ineligible” corporation as such term is defined in Code Section 1361(b)(2).

2.10 Legal Proceedings. Except as set forth on Schedule 2.10 of the Company Disclosure Schedule, there are no Orders outstanding and no Actions or Proceedings pending or, to the Knowledge of the Company or LLLP, threatened, against, relating to or affecting Company or LLLP or any of its Assets. There are no facts or circumstances known to Company or LLLP that could reasonably be expected to give rise to any such Orders, Actions or Proceedings.

2.11 Compliance With Laws and Orders. Other than with respect to a November 10, 2005 Notice of Violation for The Pirates Inn roof sign as a result of damage from hurricane Wilma and a December 21, 2005 Division of Pari-Mutuel Wagering Administrative Complaint (No. 2005059561) relating to cardroom operations of LLLP, and as set forth on Schedule 2.11 of the Company Disclosure Schedule, each of Company and LLLP is not, nor has it at any time within the last three (3) years been, nor has any of the Seller Parties received any notice that Company or LLLP is or has at any time within the last three (3) years been in violation of or in default under, in any material respect, any Law or Order applicable to Company, LLLP, the Business or any of the Assets.

2.12 Benefit Plans; ERISA.

(a) Schedule 2.12(a) of the Company Disclosure Schedule lists all (i) “employee benefit plans” within the meaning of Section 3(3) of ERISA (including any “individual retirement accounts” or “individual retirement annuities” within the meaning of Section 408 of the Code), sponsored by Company or LLLP and by each member of any trade or business (whether or not incorporated) that would be treated as a single employer with the Company under Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”); (ii) employment agreements, including, but not limited to, any individual benefit arrangement, policy or practice with respect to any current or former employee or director of Company, LLLP or an ERISA Affiliate, and (iii) other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, whether formal or informal, oral or written, legally binding or not, which Company, LLLP or any ERISA Affiliate maintains, to which any of them contributes, or for which any of them has any obligation or Liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans”.

(b) None of Company, LLLP or any ERISA Affiliate maintains or contributes to any plan or other arrangement (whether or not such plan or other arrangement constitutes a Company Plan) that provides health benefits to an employee after the employee’s termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA.

(c) Except as could not reasonably be expected to cause a Material Adverse Change in the Condition of the Business, Company or LLLP: (i) each of Company, LLLP and its subsidiaries have complied with ERISA, the Code and all laws and regulations applicable to the Company Plans and each Company Plan has been maintained and administered in compliance with its terms; and (ii) each Company Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code does so qualify.

(d) None of the Company Plans is a defined benefit plan within the meaning of Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code, and none of Company, LLLP or any ERISA Affiliate has ever sponsored, maintained or contributed to, or ever been obligated to contribute to, any such plan.

(e) None of the Company Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and Company, LLLP or any ERISA Affiliate has ever contributed to, or ever been obligated to contribute to, a multiemployer plan.

(f) None of the Company Plans is a self-insured employee welfare benefit plan (as defined in Section 3(1) of ERISA), including, without limitation, any such plan pursuant to which a excess loss or reinsurance policy or contract applies.

(g) All material reports, forms and other documents required to be filed with any government entity or furnished to employees, former employees or beneficiaries with respect to any Company Plan (including without limitation, summary plan descriptions, Forms 5500 and summary annual reports) have been timely filed and furnished and are accurate.

(h) With respect to the applicable Company Plans, all required contributions that are due and payable for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) have been made or will have been made by Company prior to the Closing Date.

(i) All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the applicable Company Plans for plan years ending on or before the Closing Date.

(j) With respect to each Company Plan:

(i) no prohibited transactions (as defined in Sections 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available;

(ii) no action or claims (other than routine claims for benefits made in the ordinary course of plan administration for which plan administrative review procedures have not been exhausted) are pending or to the Knowledge of the Seller Parties, threatened or imminent against or with respect to any Company Plan, any employer who is participating (or who has participated) in such Company Plan or any fiduciary (as defined in Section 3(21) of ERISA) of such Company Plan;

(iii) to the Knowledge of the Seller Parties, neither Company, LLLP, nor, after inquiry by Company and LLLP of any fiduciary of any Company Plan, any fiduciary has any knowledge of any facts that could give rise to any such action or claim as described in subsection (ii), above;

(iv) such Company Plan provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code, all benefits payable to current or terminated employees or any beneficiary may be amended or terminated by Company or LLLP, as applicable, at any time without Liability;

(v) none of Company, LLLP or any ERISA Affiliate has any Liability or to the Knowledge of the Seller Parties is Company, LLLP or any ERISA Affiliate threatened with any Liability (whether joint or several) (i) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code, or (ii) to a fine under Section 502 of ERISA;

(vi) all of the Company Plans, to the extent applicable, are in compliance with the continuation of group health coverage provisions contained in Section 4980B of the Code and Sections 601 through 608 of ERISA;

(vii) true, correct and complete copies of all documents creating or evidencing any Company Plan have been delivered or made available to Purchaser, and true, correct and complete copies of all reports, forms and other documents required to be filed with any Governmental or Regulatory Authority Entity or furnished to employees, former employees or beneficiaries (including, without limitation, summary plan descriptions, Forms 5500 and summary annual reports for all plans subject to ERISA, but excluding individual account statements and tax forms) within the past five (5) years of the Effective Date have been delivered to Purchaser. There are no negotiations, demands or proposals which are pending or to the Knowledge of the Seller Parties have been made which concern matters now covered, or that would be covered, by the type of agreements required to be listed in Schedule 2.12 (a) of the Company Disclosure Schedule; and

(viii) all expenses and liabilities relating to all of the Company Plans have been, and will on the Closing Date be fully and properly accrued on the Company’s Books and Records and reflected in accordance with GAAP on the Financial Statements and in the applicable Company Plan financial statements.

(k) No Company Plan exists that could result in the payment to any present or former employee of Company or LLLP of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Company or LLLP as a result of the transactions contemplated by this Agreement, which payment would constitute a parachute payment within the meaning of Code Section 280G.

2.13 Real Property.

(a) All of the real property used in connection with the Business, and any other real property included in the Real Property, is owned by Company. Schedule 2.13(a) of the Company Disclosure Schedule contains a true and correct list of (i) each parcel of real property owned by Company and used or held for use by Company in connection with the Business which is individually or in the aggregate with other owned or leased parcels material to the Business or Condition of Company, (ii) each parcel of real property leased by Company (as lessor or lessee) that is used or held for use in connection with the Business and (iii) each other parcel of real property included in the Real Property.

(b) Company has good and marketable fee simple title to the Real Property, free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 2.13(b) of the Company Disclosure Schedule, Company’s title to the Real Property is insured pursuant to a valid title insurance policy. The Real Property does not rely on any other real property for vehicular or pedestrian ingress or egress to and from such Real Property (other than public roads and thoroughfares) and such Real Property does not rely on any other real property for parking or other easements or rights of way except as set forth on Schedule 2.13(b) of the Company Disclosure Schedule. To the Knowledge of the Seller Parties, none of the Real Property, or the Improvements or the use thereof, except with respect to the matters noted in Section 2.11, contravenes or violates any building, administrative, environmental, zoning, other land use, occupational safety and health or other applicable Law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance) in any manner as would be reasonably likely to cause a Material Adverse Change.

(c) Each Real Property Lease, if any, is a legal, valid and binding agreement, enforceable in accordance with its terms, of Company and to the Knowledge of the Seller Parties, of each other Person that is a party thereto, and there is no, nor has Company received any notice of any, default (or any condition or event which, after notice or lapse of time or both, would constitute a default) by Company nor by any other Person thereunder, except, in each case as would be reasonably likely to cause a Material Adverse Change. Company does not owe any brokerage commissions with respect to any such leased space.

(d) Company has delivered to Purchaser prior to the execution of this Agreement true and complete copies of all deeds, leases, mortgages, deeds of trust, certificates of occupancy, title insurance policies, title reports, surveys and similar documents, and all amendments thereof, with respect to the Real Property that are within the possession, or control, of Company or LLLP or their respective agents (e.g., surveyors).

(e) Except as provided in Schedule 2.13(e) of the Company Disclosure Schedule, the Improvements are in operating condition and in a state of operable maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used; and, to the Knowledge of the Seller Parties, other than with respect to the matters noted in Section 2.11, there are no condemnation or appropriation, environmental, zoning or other land use regulation proceedings or investigations pending or threatened against any of the Real Property, the Improvements, Company or LLLP, which would detrimentally affect the value of the Real Property, the Improvements, Company or LLLP or the use and operation of Parcels A, B and C of the Real Property and the Improvements as a jai alai facility nor the use of Parcel D of the Real Property for residential use, nor are there any assessments (other than any assessments that could be imposed on the Real Property or the Improvements resulting from legislation or government regulatory action leading to the operation of slot machines at pari-mutuel facilities in Broward County, Florida after the Effective Date) affecting the Real Property, the Improvements, Company or LLLP.

(f) Except as provided in Schedule 2.11 of the Company Disclosure Schedules and other than with respect to the matters noted in Section 2.11, none of the Real Property or the Improvements, or the use and operation thereof, contravenes or violates any building, zoning, subdivision, land use, administrative, occupational safety and health, environmental or other applicable Law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance). Company has received no notice from any Governmental or Regulatory Authority advising Company of (i) a violation of any such Laws (whether now existing or which will exist under Existing Laws with the passage of time) or (ii) any action which must be taken to avoid a violation thereof.

(g) There are no material outstanding Contracts made by Company for the construction or repair of any improvements to the Real Property which have not been fully paid for.

(h) To the Knowledge of the Company or LLLP, there are no material physical defects in the Real Property.

(i) To the Knowledge of the Company or LLLP, the Surveys, plans and specifications, warranties, and all other Contracts or documents required to be delivered to Purchaser pursuant to this Agreement, are true, correct and complete copies, and are in full force and effect, without default by any party and without any right of setoff.

(j) All water, sewer, gas, electric, telephone, and drainage facilities and all other utilities required by law for Company’s and LLLP’s continued use and operation of the Real Property as a jai alai facility are installed, or may be installed without additional consent of any third party, across public property or valid easements to the boundary lines of the Real Property.

(k) A portion of the Real Property is zoned “commercial recreation use” and is subject to a special use permit from the City of Dania Beach, and/or Broward County, Florida to operate the Real Property as a jai alai facility with all of the amenities necessary for the operation of the Business, and the other portion of the Real Property is zoned as “residential use”. Company has obtained all licenses, permits, easements, and rights-of-way, including a use permit, required from all Governmental or Regulatory Authorities having jurisdiction over the Real Property or from private parties (i) for the use and operation of Parcels A, B and C of the Real Property as a jai alai facility with all of the amenities necessary for the operation of the Business as presently conducted, (ii) for the use of Parcel D of the Real Property for residential purposes, and (iii) to assure vehicular and pedestrian ingress to and egress from the Real Property.

(l) Other than as set forth on Schedule 2.13(l) of the Company Disclosure Schedule, Company has not received any notice from any insurance carrier of any defects or inadequacies in the Real Property, or in any portion thereof, which would materially adversely affect the insurability thereof or the cost of such insurance. Except as set forth on Schedule 2.13(l) of the Company Disclosure Schedule, there are no pending insurance claims relating to the Real Property.

(m) None of the Seller Parties is a “foreign person” within the meaning of Sections 1445(f)(3) or 1446(e) of the Code.

(n) LLLP does not own any real property.

2.14 Tangible Personal Property. Company is in possession of and has good title to, or has valid leasehold interests in or valid rights under contract to use, all the Tangible Personal Property, which includes all tangible personal property of Company relating to the Business reflected in the latest Financial Statements and tangible personal property relating to the Business acquired since the date of this latest Financial Statements, other than Tangible Personal Property disposed of since such date, in the Ordinary Course of Business. As of the Closing Date, Company shall be in possession of and has good and valid title to all such Tangible Personal Property. All the Tangible Personal Property is free and clear of all Liens, other than Permitted Liens, and is in good working order and condition, ordinary wear and tear, maintenance and replacement excepted, and its use complies in all material respects with all applicable Laws.

2.15 Intellectual Property Rights.

(a) Company has interests in or uses only the Intellectual Property disclosed in Schedule 1.01(a)(vii) of the Company Disclosure Schedule in connection with the conduct of the Business, each of which Company either has all right, title and interest in or a valid and binding right under Contract to use. No other material Intellectual Property is used or necessary in the conduct of the Business as presently conducted.

(b) Each of Company and LLLP has the exclusive right to use the Intangible Personal Property.

(c) Other than that certain patent application filed by Company for lightening jai alai which has expired and terminated for failure to timely pursue such application, all registrations with and applications to Governmental or Regulatory Authorities in respect of such Intellectual Property are valid and in full force and effect and are not subject to the payment of any past-due Taxes or maintenance fees or the taking of any other actions by Company or LLLP to maintain their validity or effectiveness.

(d) Except as set forth on Schedule 2.15(d) of the Company Disclosure Schedule, no conflict, violation, breach, default, termination, cancellation, acceleration or modification will result with respect to any Contract in respect of such Intangible Personal Property from the consummation of any of the transactions contemplated under this Agreement or any of the Ancillary Agreements.

(e) Company has delivered to Purchaser prior to the execution of this Agreement documentation with respect to any computer program (other than standard, off-the-shelf third party software) or other know-how or trade secret included in such Intangible Personal Property, which documentation is accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge or memory of any Person.

(f) Neither Company nor LLLP is, nor has it received any notice that it is, in default (or with the giving of notice or lapses of time or both, would be in default) under any material Contract to use such Intangible Personal Property. To the Knowledge of the Seller Parties, no such Intangible Personal Property is being infringed by any other Person. Company has not received notice that Company is infringing any Intellectual Property of any other Person, no claim is pending or, to the Knowledge of the Seller Parties, has been made to such effect that has not been resolved and, to the Knowledge of the Seller Parties, neither Company nor LLLP is infringing any Intellectual Property of any other Person.

2.16 Contracts.

(a) Schedule 2.16(a) of the Company Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other arrangements (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been delivered to Purchaser prior to the execution of this Agreement) which is currently in existence and to which Company or LLLP is a party or by which any of the Assets are bound:

(i) all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified term and payments or unspecified term to, or otherwise relating to employment or the termination of employment of, any Employee, the name, position and rate of compensation of each Employee party to such a Contract and the expiration date of each such Contract; and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct (excluding Benefit Plans and any such Contracts referred to in clause (A)) involving an obligation of company to make payments in any year, other than with respect to salary or incentive compensation payments in the Ordinary Course of Business, to any Employee exceeding Twenty Five Thousand Dollars ($25,000) or any group of Employees exceeding One Hundred Thousand Dollars ($100,000) in the aggregate;

(ii) all Contracts with any Person containing any provision or covenant prohibiting or materially limiting the ability of Company or LLLP to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with Company or LLLP;

(iii) all partnership, joint venture, shareholders’ or other similar Contracts with any Person;

(iv) all Contracts with distributors, dealers, manufacturer’s representatives, sales agencies or franchises with whom Company deals;

(v) all Contracts relating to Indebtedness of Company;

(vi) all Contracts (other than this Agreement) providing for (A) the future disposition or acquisition of any assets or properties, including the Assets, other than dispositions or acquisitions of inventory in the Ordinary Course of Business, and (B) any merger or other business combination;

(vii) all Contracts between Company, on the one hand, and any Affiliate of Company, on the other hand;

(viii) all Contracts (other than this Agreement) that limit or contain restrictions on the ability of Company to incur Indebtedness or incur or suffer to exist any Lien, or to purchase or sell any Assets or to change the Business;

(ix) all collective bargaining or similar union contracts covering an Employee or the Dania Jai Alai players; and

(x) all other Contracts that (A) involve the future payment or potential future payment, pursuant to the terms of any such Contract, by or to Company of more than One Hundred Thousand Dollars ($100,000) annually and (B) cannot be terminated within thirty (30) days after giving notice of termination without resulting in any material cost or penalty to Company.

(b) Each Contract required to be disclosed in Schedule 2.16(a) of the Company Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto, and neither Company or LLLP nor, to the Knowledge of the Seller Parties, any other party to such Contract is, or has received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) in any material respect.

(c) Except as set forth on Schedule 2.16(c) of the Company Disclosure Schedule, the execution, delivery and performance by Company or LLLP of the Option Agreement, this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, will not (A) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (B) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (C) result in the creation or imposition of any Lien upon either Company or LLLP or any of its assets and properties under any Contract.

2.17 Insurance. Schedule 2.17 of the Company Disclosure Schedule contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a “claims made” or an “occurrence” policy and a brief description of the interests insured thereby) of all liability, property, workers’ compensation and other insurance policies currently in effect that insure Company, LLLP, the Business, the Employees or the Assets. Each such insurance policy is valid and binding and in full force and effect, no premiums due thereunder have not been paid neither LLLP nor Company has received any notice of cancellation or termination in respect to any such policy or is in default thereunder. Such insurance policies are placed with financially sound and reputable insurers. Neither Company or LLLP nor the Person to whom such policy has been issued has received notice that any insurer under any policy referred to in this Section is denying Liability with respect to a claim thereunder or defending under a reservation of rights clause.

2.18 Affiliate Transactions. Except as set forth on Schedule 2.18 of the Company Disclosure Schedule, (i) no officer, director, partner, shareholder or Affiliate of Company or LLLP provides or causes to be provided any assets, services or facilities used or held for use by Company or LLLP or in connection with the Business; and none of Company, LLLP nor the Business provides or causes to be provided any assets, services or facilities to any such officer, director, partner, shareholder or Affiliate; and (ii) neither Company nor LLLP have entered into or are parties to any other transaction with any officer, director, partner, shareholder or Affiliate of Company, LLLP, any Shareholder or any Partner or any Affiliate of such Person, other than intercompany transactions between Company and LLLP in the Ordinary Course of Business.

2.19 Environmental Matters.

(a) Each of Company and LLLP holds and is in compliance with all permits and licenses required to own and operate the Business and the Assets (the “Environmental Permits”). Each such Environmental Permit is valid, binding, in full force and effect, the consummation of any of the transactions contemplated under this Agreement or any of the Ancillary Agreements (including the transfer of the Shares and the Partners’ Partnership Interests hereunder) will not result in any conflict, violation, breach, default, termination, cancellation, acceleration or modification of any such Environmental Permit, and each such Environmental Permit is listed in Schedule 2.19(a) of the Company Disclosure Schedule and Company is not, nor has it received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default under any such Environmental Permit).

(b) To the Knowledge of the Seller Parties, Company, the Assets and all Real Property owned, operated or leased by Company have been and are in compliance with all applicable Environmental Laws.

(c) Company has not been notified by any Governmental or Regulatory Authority or third party of any pending or threatened claim or investigation arising under Environmental Laws (an “Environmental Claim”) against the Assets, the Business or Company.

(d) Company has not been notified by any Governmental or Regulatory Authority or third party of any pending or threatened claim that, or investigation to determine whether, either the Assets, the Business or Company may be a potential responsible party for environmental contamination or any Release of Hazardous Material, nor has Company been notified that any site or facility now or previously owned, operated or leased by Company is listed or proposed for listing on the NPL or any similar state or local list of sites requiring investigation or clean-up.

(e) Except as set forth on Schedule 2.19(e) of the Company Disclosure Schedule, neither Company nor LLLP has entered into or agreed to any consent decree or order relating to compliance with any Environmental Law, to claims of property or natural resource damage, injury, nuisance or trespass under any Environmental Law or to investigation or cleanup of Hazardous Material under any Environmental Law.

(f) Except for small above-ground tanks necessary to hold fuel for on-site generators, there are no aboveground or underground storage tanks located on, in or under any properties currently or formerly owned, operated or leased by Company or LLLP or any predecessor of the Business, Company or LLLP.

(g) To the Knowledge of the Seller Parties, no Releases of Hazardous Material have occurred at, from, in, on, to or under any property currently or formerly owned, operated or leased by Company or LLLP or any predecessor of the Business, Company or LLLP, and no Hazardous Material is present in, on or about or is migrating to or from any such property that could give rise to an Environmental Claim by a Governmental or Regulatory Authority or third party against or any Liability or Losses to the Assets, the Business, Company or LLLP.

(h) To the Knowledge of the Seller Parties, neither Company nor LLLP, nor any predecessors thereof, has transported or arranged for the treatment, storage, handling, disposal, recycling or transportation of any Hazardous Material to any location that could result in an Environmental Claim against or any Liability or Losses to the Assets, the Business, Company or LLLP.

(i) To the Knowledge of the Seller Parties, there is no material amount of asbestos, ureaformaldehyde material, polychlorinated biphenyl containing equipment or lead paint containing materials in, at or on any property owned, leased or operated by Company or LLLP.

(j) To the Knowledge of the Seller Parties, there are no other circumstances involving environmental conditions that could give rise to a material Environmental Claim against or any Liability or Losses to the Assets, the Business, Company or LLLP.

(k) There have been no environmental investigations, studies, audits or tests that are in the possession, or control, of Company or LLLP, or its agents, with respect to any property currently or formerly owned, leased or operated by Company or LLLP which have not been delivered to Purchaser prior to execution of this Agreement.

2.20 Inventory. All the inventory of the Business consists of a quality and quantity useable and salable in the Ordinary Course of Business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items. All items included in the inventory are the property of Company, free and clear of any Lien other than Permitted Liens, have not been pledged as collateral, are not held by Company on consignment from others and conform in all material respects to all standards applicable to such inventory or its use or sale imposed by Governmental or Regulatory Authorities.

2.21 Vehicles. To the Knowledge of the Seller Parties, Schedule 1.01(a)(ix) of the Company Disclosure Schedule contains a true and complete list of all motor vehicles owned or leased by Company or LLLP and used or held for use in the conduct of the Business. To the Knowledge of the Seller Parties, Company has good and valid title to, and has valid leasehold interests in or valid rights under Contract to use, each vehicle, free and clear of all Liens other than Permitted Liens.

2.22 No Guarantees. Other than the guarantee of Monro’s obligation to other pari-mutuels pursuant to the PAC Agreement, none of the Liabilities of the Business or of Company or LLLP incurred in connection with the conduct of the Business are guaranteed by or subject to a similar contingent obligation of any other Person, nor has Company or LLLP guaranteed or become subject to a similar contingent obligation in respect of the Liabilities of any customer, supplier or other Person to whom Company sells goods or provides services or with whom Company or LLLP otherwise has significant business relationships.

2.23 Entire Business. The Assets constitute all of the material assets necessary for the conduct of the Business as it is currently being conducted. The sale of the Shares and the Partners’ Partnership Interests by Shareholders and Partners to Purchaser and Purchaser Affiliate pursuant to this Agreement will effectively convey to Purchaser and Purchaser Affiliate ownership of Company and LLLP and control of the entire Business and the Assets (free and clear of all Liabilities and Liens except for Included Liabilities and Permitted Liens), including all of the material tangible and intangible property used by Company or LLLP (whether owned, leased or held under license by Company, LLLP by any of their Affiliates or by others) in connection with the conduct of the Business as heretofore conducted by Company including, without limitation, all material tangible assets and properties of Company reflected in the balance sheet contained in Company’s most recent Financial Statements and all assets and properties acquired since the date of such balance sheet in the Ordinary Course of Business, other than the Excluded Assets and assets and properties disposed of since such date, consistent with Section 2.07. Except as set forth in Schedule 2.23 of the Company Disclosure Schedule, there are no shared facilities or services relating to the Business, which are used in connection with any business or operations of Company, LLLP or any of their Affiliates. Company and LLLP possess all Licenses necessary for the operation of the Business as presently conducted. The jai alai permits and licenses held by each of Company and LLLP are valid and binding, and neither Company nor LLLP is in default under such permits. To the Knowledge of Company and LLLP, there are no revocation proceedings by any Governmental or Regulatory Authority pending regarding the jai alai permits or licenses and nothing has occurred that would give rise to any such revocation. None of the Licenses is or will be impaired or in any way affected by the execution and delivery of this Agreement, the Option Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, including the purchase and sale of the Shares and the Partners’ Partnership Interests hereunder, provided that (i) prior to the transfer of the Shares and the Partners’ Partnership Interests, the applicable parties shall have complied with and procured the consent or approval of the applicable Governmental or Regulatory Authorities to the transfer of the Shares and the Partners’ Partnership Interests in accordance with Sections 4.01 and 5.01 of this Agreement; (ii) the representations and warranties of the Purchaser Parties in Section 3.04, 3.05, 3.06 and 3.08 are accurate; and (iii) the Seller Parties provide no assurances that the Gaming Laws or the rules, regulations, directives, consents or other decisions by any Governmental or Regulatory Authority will not change after the Closing in a way that would impair the ability of the Purchaser Parties to hold any of the Licenses (and no Seller Party has any Knowledge that any such change is pending or contemplated).

2.24 Labor Matters.

(a) Schedule 2.24 sets forth the name, address, social security number and current rate of compensation of each of the Employees. Each of Company and LLLP is, and has at all times during the previous five (5) years been, in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulations.

(b) Except for that certain informational picketing being conducted by the jai alai players commencing on or around March 5, 2006, which the Seller Parties represent does not constitute a labor strike, slowdown, work stoppage, stoppage or lockout, there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or, to the Knowledge of the Seller Parties, threatened against or affecting the Business, Company or LLLP, and during the past three (3) years there has not been any such action.

(c) No union represents any of the Employees other than the International Jai Alai Players Association (“IJAPA”) that represents jai alai players that perform and compete at the Dania Jai Alai fronton.

(d) Neither Company nor LLLP is a party to nor bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to the Employees, other than that certain agreement with the Jai Alai Players Association and Company.

(e) None of the Employees is represented by any labor organization in their capacities as employees of Company or LLLP and, to the Knowledge of the Seller Parties, there are no current union organizing activities among the Employees, nor does any question concerning representation exist concerning such Employees other than the Jai Alai Players Association.

(f) Company has delivered to Purchaser a copy of all material written personnel policies, rules or procedures applicable to Employees.

(g) Neither Company nor LLLP has received notice of any unfair labor practice charge or complaint related to the conduct of the Business pending or threatened before the National Labor Relations Board or any other Governmental or Regulatory Authority.

(h) Neither Company nor LLLP has received notice of any grievance arising out of any collective bargaining agreement or other grievance procedure against either of such entities.

(i) Neither Company nor LLLP has received notice of any charges with respect to or relating to any of such entities pending before the Equal Employment Opportunity Commission or any other Governmental or Regulatory Authority responsible for the prevention of unlawful employment practices.

(j) Neither Company nor LLLP has received notice of the intent of any Governmental or Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Business or otherwise of the Company or LLLP.

(k) Neither Company nor LLLP has received notice of any complaints, lawsuits or other proceedings pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship with the Company or LLLP.

(l) Except as set forth in Schedule 2.24(l) of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increases in benefits or obligation to fund benefits with respect to any Employee. The only severance agreements or severance policies applicable to Company, LLLP or the Business with respect to Employees are the agreements and policies specifically listed in Schedule 2.24(l) of the Company Disclosure Schedule.

2.25 Compliance with WARN Act. Except as contemplated by Section 4.05, since the enactment of the WARN Act, none of Company, LLLP or the Business has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of such entities or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any of such entities, nor has any of such entities been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law. None of the Employees has suffered an “employment loss” (as defined in the WARN Act) since January 1, 1993.

2.26 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Company, LLLP or the Shareholder Representative (on behalf of Shareholders and Partners) directly with the Purchaser Parties without the intervention of any other Person on behalf of Company, LLLP, Shareholders, Partners or the Shareholder Representative in such manner as to give rise to any valid claim by any Person against any of the Purchaser Parties for a finder’s fee, brokerage commission or similar payment (other than any of the foregoing as may arise from act or agreement of the Purchaser Parties).

2.27 Disclosure of All Material Facts. The Seller Parties have disclosed to the Purchaser Parties in writing in or pursuant to this Agreement all material information requested by any of the Purchaser Parties. Disclosure of information to any of the Purchaser Parties shall constitute disclosure of such information to all of the Purchaser Parties. No representation or warranty to the Purchaser Parties contained herein, and no statement contained in any certificate, schedule, list or other writing furnished to any of the Purchaser Parties pursuant to the provisions of this Agreement, when considered in the context of the other representations, warranties, statements and information so delivered, contains any untrue statement of a material fact or (when taken in the aggregate) omits to state a material fact which is necessary in order to make the information given by or on behalf of any of the Seller Parties to Purchaser or Purchaser Affiliate or their representatives prior to the Closing not materially misleading.

2.28 Suppliers. Schedule 2.28 of the Company Disclosure Schedule contains a true and complete list of the names and addresses of the twenty (20) largest suppliers (indicating approximate dollar volume for each) of products and services to Company or LLLP in connection with the Business during the twelve (12) months ended prior to the date hereof, indicating the existing contractual arrangements, if any, for continued supply from each such firm. Neither Company nor LLLP has received any notice of, and none of the Seller Parties knows of any reasonable basis for, any development which threatens to affect adversely Company’s or LLLP’s arrangements with its suppliers that could reasonably be expected to have a Material Adverse Change.

2.29 [Intentionally Omitted].

2.30 Immigration Matters. To the Knowledge of the Seller Parties, Company and LLLP have complied in all material respects with all relevant provisions of Section 274A of the Immigration and Nationality Act, as amended (the “Immigration Act”). Without limiting the foregoing: (a) each “employee” (as that term is defined in the Immigration Act) of Company and LLLP is permitted to be so employed in the United States under the Immigration Act; (b) Company and LLLP have examined (and made copies of, if applicable) the documents presented by such employee to establish appropriate employment eligibility under the Immigration Act; (c) to the Knowledge of the Seller Parties, Company and LLLP have completed and required each employee hired on or since November 11, 1986 to complete a Form I-9 verifying employment eligibility under the Immigration Act; (d) Company and LLLP have retained each such respective completed Form I-9 for the length of time required under the Immigration Act; and (e) no monetary penalties have been assessed against Company or LLLP for violation of Section 274A of the Act.

2.31 Jai Alai Performances. The Business conducted a “full schedule of live racing or games” (as such term is defined in Section 550.002(11), Florida Statutes) in the year preceding the Effective Date and during the calendar years 2002, 2003, and 2004.

2.32 Capitalization.

(a) Company has (a) 250,000 shares of Common Stock authorized and no other shares of any class of capital stock authorized, (b) 173,850 shares of Common Stock issued and outstanding, which constitute the Shares being sold and transferred to Purchaser and Purchaser Affiliate hereunder, of which such shares of Common Stock are issued to the respective Shareholders in the amounts set forth next to their names on Schedule 2.32 of the Company Disclosure Schedules, and (c) no other shares of Common Stock issued or outstanding and no shares of Common Stock held in treasury. All of the issued and outstanding shares of capital stock of Company (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with all applicable state and federal securities laws, and (iii) were not issued in violation of any preemptive rights or rights of first refusal. No preemptive rights, rights of first refusal or other Liens exist with respect to the shares of capital stock of Company, other than any Liens of Purchaser or Purchaser Affiliate arising by, through or under this Agreement and other than as provided in that certain Stockholders Agreement, dated August 31, 1987, as amended, (the “Stockholders Agreement”) by and among the Shareholders with respect to the capital stock of the Company (which Stockholders Agreement and the rights and obligations of the parties thereto and the Liens arising thereunder shall be fully released and terminated on or prior to the Closing without any Liability to the Purchaser Parties), and no such rights arise by virtue of or in connection with the transactions contemplated hereby (other than the rights of Purchaser and Purchaser Affiliate as contemplated by this Agreement and the Option Agreement). There are no outstanding or authorized rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require Company to issue or sell any shares of its capital stock (or securities convertible into or exchangeable for shares of its capital stock). There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to Company. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the capital stock of Company other than the rights of Purchaser under the terms of this Agreement and the Option Agreement and as set forth Schedule 2.32 of the Company Disclosure Schedules. Company is not obligated to redeem or otherwise acquire any of its outstanding shares of capital stock. Each Shareholder hereby consents to the transfer by each other Shareholder of the Shares to Purchaser and Purchaser Affiliate as contemplated hereunder and waives any and all rights (including rights of first refusal) and Liens that they may have under the Stockholders Agreement or otherwise with respect to or in connection with the transfer of such Shares to Purchaser and Purchaser Affiliate; provided however, that no Shareholder is waiving or affecting any rights set forth in this Agreement, the Option Agreement or any of the Ancillary Agreements other than as otherwise expressly provided herein or therein or in any of the Company Releases that are delivered at the Closing hereunder.

(b) LLLP has not authorized or issued any partnership or other ownership interest in LLLP other than (i) the Partners’ Partnership Interests being sold and transferred to Purchaser and Purchaser Affiliate under the Option Agreement and hereunder, and (ii) the Company’s Partnership Interests which shall be owned and retained by Company at the Closing as an Asset, all of which interests are issued and outstanding, and issued to the respective Partners in the percentages set forth next to their names on Schedule 2.32 of the Company Disclosure Schedules. All of the Partners’ Partnership Interests consists of limited partnership interests, and all of the Company’s Partnership Interests consists of general partnership interests. All of the issued and outstanding partnership interests of LLLP (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with all applicable state and federal securities laws, and (iii) were not issued in violation of any preemptive rights or rights of first refusal. Other than the rights of first refusal granted under that certain Partnership Agreement for the LLLP, dated as of December 19. 1994 (the “Partnership Agreement”) among the Partners and Company as general partner, no preemptive rights, rights of first refusal or other Liens exist with respect to the partnership interests of LLLP, and no such rights arise by virtue of or in connection with the transactions contemplated hereby. There are no outstanding or authorized rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require LLLP to issue or sell any partnership interests (or securities convertible into or exchangeable for partnership interests of LLLP) other than as set forth on Schedule 2.32 of the Company Disclosure Schedules. There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to LLLP. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the partnership interests of LLLP. LLLP is not obligated to redeem or otherwise acquire any of its outstanding partnership interests. Each Partner hereby consents to the transfer by each other Partner of the Partners’ Partnership Interests to Purchaser and Purchaser Affiliate as contemplated hereunder and waives any and all rights (including rights of first refusal) and Liens that they may have under the Partnership Agreement or otherwise with respect to or in connection with the transfer of such Partners’ Partnership Interests to Purchaser; provided however, that no Partner is waiving any rights set forth in this Agreement, the Option Agreement or any of the Ancillary Agreements other than as otherwise expressly provided herein or therein or in any of the Company Releases that are delivered at the Closing hereunder.

(c) Pro Jai Alai has (a) 1,000 shares of common stock, par value $1.00 per share, authorized and no other shares of any class of capital stock authorized, (b) 1,000 shares of common stock issued and outstanding, all of which are issued to Company, and (c) no other shares of common stock issued or outstanding and no shares of common stock held in treasury. All of the issued and outstanding shares of capital stock of Pro Jai Alai (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with all applicable state and federal securities laws, and (iii) were not issued in violation of any preemptive rights or rights of first refusal. No preemptive rights, rights of first refusal or other Liens exist with respect to the shares of capital stock of Pro Jai Alai and no such rights arise by virtue of or in connection with the transactions contemplated hereby (other than the rights of Purchaser and Purchaser Affiliate as contemplated by this Agreement and the Option Agreement). There are no outstanding or authorized rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require Pro Jai Alai to issue or sell any shares of its capital stock (or securities convertible into or exchangeable for shares of its capital stock). There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to Pro Jai Alai. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the capital stock of Pro Jai Alai. Pro Jai Alai is not obligated to redeem or otherwise acquire any of its outstanding shares of capital stock. Company owns all of the issued and outstanding shares of capital stock of Pro Jai Alai free and clear of all Liens of any kind.

(d) Monro has authorized two classes of membership interests: (a) Class A Membership Interests, none of which interests are issued or outstanding, and (b) Class B Membership Interests, all of which interests are issued and outstanding, and issued to Purchaser. Notwithstanding any conflicting or inconsistent provisions in this Agreement, none of the Seller Parties make any representation, warranty or other agreement with respect to any transactions or obligations performed or incurred, or actions taken or omitted by Purchaser as the Class B Member of Monro. Monro has not authorized any membership or other ownership interest in Monro other than the Class A Membership Interests and the Class B Membership Interests. All of the issued and outstanding membership interests of Monro (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with all applicable state and federal securities laws, and (iii) were not issued in violation of any preemptive rights or rights of first refusal. Other than as provided in that certain Amended and Restated Limited Liability Company Operating Agreement dated as of February 10, 2005 (“Monro Operating Agreement”) by and between Company and an Affiliate of Purchaser, no preemptive rights, rights of first refusal or other Liens exist with respect to the membership interests of Monro, and no such rights arise by virtue of or in connection with the transactions contemplated hereby (other than the rights of Purchaser and Purchaser Affiliate as contemplated by this Agreement and the Option Agreement). There are no outstanding or authorized rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require Monro to issue or sell any membership interests (or securities convertible into or exchangeable for membership interests of Monro). There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to Monro. Other than as provided in the Monro Operating Agreement, there are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the membership interests of Monro. Other than as provided in the Monro Operating Agreement, Monro is not obligated to redeem or otherwise acquire any of its outstanding membership interests.

2.33 Shareholders and Partners. Shareholders are the holders and owners of all issued and outstanding shares of capital stock of Company. Each Shareholder owns all of the shares of Common Stock set forth next to his or its name in Schedule 2.32, and, except as set forth in Schedule 2.33, each such Shareholder owns such shares free and clear of all Liens of any kind. Company and Partners are the holders and owners of all issued and outstanding partnership interests of LLLP. Each Partner owns all of the partnership interests of LLLP set forth next to his name in Schedule 2.32, and, except as set forth in Schedule 2.33, each such Partner owns such partnership interests free and clear of all Liens of any kind. Company owns all of the partnership interests of LLLP set forth next to its name in Schedule 2.32, and, except as set forth in Schedule 2.33, Company owns such partnership interests free and clear of all Liens of any kind.

2.34 Intangible Personal Property. Company and/or LLLP, as applicable, own all of the Intangible Personal Property, free and clear of any and all Liens except for Permitted Liens.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in disclosure schedules delivered to Company and LLLP on or prior to the execution of this Agreement, the Purchaser Parties hereby jointly and severally represent and warrant to each Seller Party as follows:

3.01 Existence. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida. Purchaser has full corporate power and authority to execute and deliver this Agreement, and the Ancillary Agreements and to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby. Purchaser Affiliate is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Mississippi. Purchaser Affiliate has full limited liability company power and authority to execute and deliver this Agreement, and the Ancillary Agreements and to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada, and has full corporate power and authority to execute and deliver this Agreement, and the Ancillary Agreements and to perform its obligations thereunder and hereunder and to consummate the transactions contemplated thereby and hereby.

3.02 Authority. The execution and delivery by each of the Purchaser Parties of this Agreement, and the performance by each of the Purchaser Parties of its respective obligations thereunder and hereunder, have been duly and validly authorized by the Boards of Directors or the manager, as applicable, of the Purchaser Parties, no other corporate or limited liability company action on the part of any of the Purchaser Parties being necessary. This Agreement has been duly and validly executed and delivered by the Purchaser Parties and constitutes a legal, valid and binding obligation of the Purchaser Parties enforceable against the Purchaser Parties in accordance with its terms, except to the extent such enforceability (a) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and (b) is subject to general principles of equity.

3.03 Financing. At the Closing Date, Parent will have sufficient cash and/or available credit facilities to cause the Purchaser and Purchaser Affiliate to pay their respective percentages of the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement.

3.04 No Conflicts. The execution and delivery by any of the Purchaser Parties of this Agreement and the Ancillary Agreements do not and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws (or other comparable corporate charter document) of any of the Purchaser Parties;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices with respect to HSR Act, and applicable Gaming Laws, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to any of the Purchaser Parties (other than such conflicts, violations or breaches which could not in the aggregate reasonably be expected to materially and adversely affect the validity or enforceability of this Agreement); or

(c) except as set forth in Section 3.04(b) or as could not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of any of the Purchaser Parties to consummate the transactions contemplated hereby or to perform its obligations thereunder or hereunder, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require any of the Purchaser Parties to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon any of the Purchaser Parties or any of its assets or properties under, any material Contract or License to which any of the Purchaser Parties is a party or by which any of its assets and properties is bound.

3.05 Governmental Approvals and Filings. Except as disclosed in Section 3.04(b), no consent, approval, action, order or authorization of, or registration, declaration or filing with or notice to any Governmental or Regulatory Authority on the part of any of the Purchaser Parties is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to materially and adversely affect the ability of any of the Purchaser Parties to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

3.06 Legal Proceedings. There are no Orders outstanding and no Actions or Proceedings pending or, to the Knowledge of Purchaser, threatened against, relating to or affecting any of the Purchaser Parties which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

3.07 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Purchaser Parties directly with Company, LLLP or the Shareholder Representative (on behalf of Shareholders and Partners) without the intervention of any Person on behalf of the Purchaser Parties in such manner as to give rise to any valid claim by any Person against any of the Seller Parties for a finder’s fee, brokerage commission or similar payment.

3.08 Ability to Hold Jai Alai Pari-Mutuel Permit. The Purchaser Parties acknowledge that the ability of Company and LLLP to retain the Florida jai alai pari-mutuel permits following the consummation of the acquisition by Purchaser and Purchaser Affiliate of the Shares and the Partners’ Partnership Interests hereunder requires that each of the Purchaser Parties and all persons described in Section 550.1815(1)(a), Florida Statutes (the “Related Persons”), must have good moral character and not have been convicted of any offense listed in Section 550.1815(1)(b), Florida Statutes. The Purchaser Parties represent that each of the Purchaser Parties and Related Persons is of good moral character and has not been convicted of any offense listed in Section 550.1815(1)(b), Florida Statutes. The Purchaser Parties have never been denied a gaming license in any state or other jurisdiction. Except as set forth on Schedule 3.08, the Purchaser Parties have never been denied, nor had any application revoked or withdrawn prior to the approval or denial for, nor had any revocation of, a gaming license in any state or other jurisdiction, and to the Knowledge of the Purchaser Parties, there are no on-going material investigations with respect to any existing gaming license.

3.09 Disclosure of All Material Facts. The Purchaser Parties have disclosed to Company in writing in or pursuant to this Agreement all information requested by Company. No representation or warranty to Company contained herein, and no statement contained in any certificate, schedule, list or other writing furnished to Company pursuant to the provisions of this Agreement, when considered in the context of the other representations, warranties, statements and information so delivered, contains any untrue statement of a material fact or (when taken in the aggregate) omits to state a material fact which is necessary in order to make the information given by or on behalf of any of the Purchaser Parties to Company or their representatives prior to the Closing not materially misleading.

3.10 No Implied Warranties. Purchaser and Purchaser Affiliate have conducted their own independent investigation regarding this transaction and Purchaser’s and Purchaser Affiliate’s business plan relating thereto. Purchaser and Purchaser Affiliate hereby acknowledge and agree that, except as otherwise expressly provided in this Agreement, the Option Agreement, or in any of the Ancillary Agreements, none of the Seller Parties makes any representations or warranties whatsoever, express or implied, with respect to any matter relating to the Company, LLLP, Monro, Pro Jai Alai, Business or Assets, or otherwise relating to any of the transactions contemplated hereby, including without limitation, the suitability of the Facility for slot machine operations, the potential revenues or profits that may be derived from any such slot machine operations, and the suitability or potential of the Real Estate for further development and improvement, the value of the Assets (or any portion thereof), or the merchantability or fitness of the personal Assets or any other portion of the Assets for any particular purpose. The Seller Parties make no warranties or representations, in connection with this transaction, other than as set forth in this Agreement, the Option Agreement or in any of the Ancillary Agreements to which any such Seller Party is a party. Without in any way limiting the foregoing, subject to the representations, warranties and covenants expressly set forth in this Agreement, the Option Agreement or in any of the Ancillary Agreements to which any such Seller Party is a party, the Seller Parties hereby disclaim any express or implied warranty, with respect to this transaction.

ARTICLE IV

COVENANTS OF THE SELLER PARTIES

Each of the Seller Parties covenants and agrees with the Purchaser Parties that, at all times from and after the Effective Date until the Closing, and with respect to any covenant or agreement by its terms to be performed in whole or in part after the Closing, for the period specified therein, or if no period is specified therein, for three (3) years from the Closing Date, each Seller Party will, and shall cause the Shareholder Representative (on behalf of each Shareholder and Partner), Company or LLLP, as applicable, to, comply with all covenants and provisions of this Article IV, except to the extent Purchaser or Purchaser Affiliate may otherwise consent in writing.

4.01 Regulatory and Other Approvals. The Seller Parties will (or will cause the Shareholder Representative (on behalf of the Shareholders and Partners), Company or LLLP, as applicable, to) as promptly as reasonably practicable:

(a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals, actions, orders or authorizations of, or make all registrations, declarations or filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of any of the Seller Parties, as applicable, to consummate the transactions contemplated hereby and by the Ancillary Agreements, including, without limitation, those discussed in Schedules 2.03 and 2.04 of the Company Disclosure Schedule, and will diligently and in good faith strive to consummate the transactions contemplated hereby and (i) promptly but no more than ten (10) days after the later to occur of (1) the Effective Date, or (2) the date on which Purchaser provides to the Company and LLLP all information, documentation, plans and other items that are required under applicable Law to be submitted by a purchaser of an equity interest in a pari-mutuel permit holder or licensee as part of such application, file any and all applications with the Division of Pari-mutuel Wagering within the Department of Business and Professional Regulation for the State of Florida (jointly with Purchaser and/or Purchaser Affiliate, if necessary), and take any and all other commercially reasonable steps necessary or reasonably required by Purchaser and/or Purchaser Affiliate to obtain all consents, approvals, actions, orders or authorizations that may be required under the Gaming Laws in order to permit Company and LLLP to retain the jai alai permits and licenses held by each of Company and LLLP, and to permit Company and LLLP to continue to operate the Business, upon and after the consummation of the transactions contemplated hereby, including the purchase and sale of the Shares and the Partners’ Partnership Interests hereunder; and (ii) promptly but no more than ten (10) days after the later of (1) the date that applicable applications to obtain a license to operate slot machines at a pari-mutuel jai alai facility in Broward County, Florida are being accepted by the relevant Governmental or Regulatory Authority, (2) the date on which Purchaser provides to the Company and LLLP all information, documentation, plans, fees and other items needed to submit such application, or (3) August 1, 2006, (x) submit such application (jointly with Purchaser and/or Purchaser Affiliate, if necessary) with such Governmental or Regulatory Authority (the “Company Slot Application”) (the date that the Seller Parties submit the Company Slot Application to such Governmental or Regulatory Authority is referred to as the “Submission Date”), and take any and all other commercially reasonable steps necessary or reasonably required by Purchaser and/or Purchaser Affiliate, as applicable, to obtain for Company and LLLP all slot machine Licenses that may be necessary or required to install and operate slot machines at the Facility, including under Chapter 551, Florida Statutes (collectively, the “Slot Machine Licenses”); and (y) file any and all applications with the Division of Pari-mutuel Wagering within the Department of Business and Professional Regulation for the State of Florida or other relevant Governmental or Regulatory Authority, and take any and all other commercially reasonable steps necessary or reasonably required by Purchaser and/or Purchaser Affiliate to obtain all consents, approvals, actions, orders or authorizations that may be required under the Gaming Laws to permit Company and LLLP to retain the such Slot Machine Licenses and to install and operate slot machines at the Facility upon and after the consummation of the transactions contemplated hereby, including the purchase and sale of the Shares and the Partners’ Partnership Interests hereunder; provided however, that it will be the sole responsibility and obligation of the Purchaser Parties to take all actions set forth in Section 5.01 in connection with the preparation, filing and procurement of the Slot Machine Licenses; and provided, further, that none of the Seller Parties shall be in breach of this Agreement because any Governmental or Regulatory Authority declines to issue any Slot Machine License or approval of the consummation of any of the transactions contemplated by this Agreement, so long as Seller Parties fulfill their covenants and agreements as set forth herein;

(b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Purchaser, Purchaser Affiliate or such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith; and

(c) cooperate with Purchaser and Purchaser Affiliate in connection with the performance of their obligations under Sections 5.01 and 5.02 below.

The Seller Parties will (or will cause the Shareholder Representative (on behalf of the Shareholders and Partners), Company or LLLP, as applicable, to) provide, or cause to be provided, prompt notification to Purchaser and Purchaser Affiliate when any such consent, approval, action, order, authorization, registration, declaration, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchaser and Purchaser Affiliate of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the Ancillary Agreements. The issuance of a temporary slot machine license to the Company and LLLP with respect to the Facility pursuant to Section 551.1045, Florida Statutes, shall constitute a “Slot Machine License” as contemplated herein and shall, subject to the qualification set forth below, eliminate any requirement that the Company or LLLP obtain any other slot machine license contemplated in Chapter 551, Florida Statutes, including without limitation, Section 551.104, Florida Statutes; provided, however, that nothing contained in this Agreement shall obviate or eliminate (i) the obligations of the Seller Parties under this Agreement to take all commercially reasonable steps necessary or desirable to obtain any and all required consents, approvals, actions, orders or other authorizations that may be necessary or required to permit Company and LLLP (1) to retain such temporary Slot Machine Licenses and (2) to install and operate slot machines at the Facility upon and after the consummation of the transactions contemplated hereby (including as set forth in Section 4.01(a)(ii)(y)); or (ii) the conditions set forth in Section 6.05 with respect to such Slot Machine License; and provided further, that the obligations of the Seller Parties to take all commercially reasonable steps necessary or desirable to obtain a permanent Slot Machine License as contemplated under Section 551.104 of the Florida Statutes, as provided under Section 4.01(a)(ii)(x) and as otherwise provided herein, shall not be eliminated by reason of the issuance of any such temporary Slot Machine License to the Company and LLLP if such consents, approvals, actions, orders or authorizations are not obtained or are not reasonably likely to be obtained with respect to such temporary Slot Machine License and/or the conditions set forth in Section 6.05 with respect to such Slot Machine License are not satisfied or are not reasonably likely to be satisfied.

4.02 HSR Filings. In addition to and not in limitation of the Seller Parties’ covenants contained in Section 4.01 above, the Seller Parties will (or will cause the Shareholder Representative (on behalf of the Shareholders and Partners), Company or LLLP, as applicable, to) (a) take promptly all actions necessary to make the filings required of it or its Affiliates under the HSR Act, (b) comply at the earliest practicable date with any request for additional information received by it or its Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and (c) cooperate with Purchaser and Purchaser Affiliate in connection with Purchaser’s and Purchaser Affiliate’s filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by either the Federal Trade Commission or the Antitrust Division of the Department of Justice or state attorneys general.

4.03 Investigation by the Purchaser Parties.

(a) Each of Company and LLLP will (i) provide each of the Purchaser Parties and their respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together, “Representatives”) with full access, upon reasonable prior notice and during normal business hours, to all its officers, Employees, agents and accountants and its Assets and Books and Records, and (ii) furnish Purchaser, Purchaser Affiliate and such Representatives with all such information and data (including, without limitation, copies of Contracts, Business Licenses, Benefit Plans and other Books and Records) concerning the Business, the Assets, the Included Liabilities, Company and LLLP as Purchaser or any of such Representatives reasonably may request in connection with such investigation, to the extent that such information is in the possession, or control, of Company or LLLP or that may be obtained by the Company or LLLP at their reasonable expense.

(b) Company and LLLP will deliver to Purchaser and Purchaser Affiliate promptly after they become available and in any case within thirty (30) days after the end of each calendar month, an unaudited consolidated balance sheet of the Business as of the end of such month and unaudited consolidated statements of income of the Business for the one (1) month period then ending and the period since December 31, 2004. Such balance sheets and statements of income shall be in the form currently prepared by Company and LLLP and consistent with GAAP (except for the exclusion of footnote disclosures and subject to year end audit adjustments made in accordance with GAAP). All such balance sheets and statements of income shall be prepared in good faith, consistent with prior periods and derived from the Books and Records of Company and LLLP.

(c) Company and LLLP will deliver to Purchaser and Purchaser Affiliate monthly reports setting forth all hirings of, terminations of and resignations by any Employees that are department heads of the Business or any other department head within Company or LLLP, as applicable, which reports shall specify (i) the age, gender and race (if known) of each such Employee; (ii) the date of termination or resignation; and (iii) the stated reason or cause (if known) for such termination or resignation.

(d) As promptly as practicable, Company and LLLP will deliver to the Purchaser Parties true and complete copies of such other financial statements, reports and analyses relating to the Business, Company or LLLP as may be prepared or received by Company or LLLP, or as Purchaser or Purchaser Affiliate may otherwise reasonably request. Purchaser and Purchaser Affiliate shall reimburse Company or LLLP for actual out-of-pocket costs incurred for fees and expenses of outside professionals in the preparation of such items as are requested by Purchaser or Purchaser Affiliate and otherwise would not have been incurred by Company or LLLP.

(e) Prior to Closing, Company and LLLP shall permit and cooperate with Purchaser and Purchaser Affiliate in order to inspect and examine, obtain engineering and environmental surveys, appraise and otherwise do that which is necessary or desirable to determine the condition of the Real Property and to make all necessary or desirable tests of the Real Property, including but not limited to, environmental assessments of the Real Property (the “Inspections”). In making the Inspections, Purchaser and Purchaser Affiliate shall not materially interfere with the Business conducted at the Real Property. Purchaser and Purchaser Affiliate shall pay for all costs and expenses of the Inspections (excepting therefrom the Surveys) and shall keep the Real Property free and clear of mechanic’s and materialmen’s liens arising out of the Inspections. The Purchaser Parties shall indemnify, defend and hold harmless Company and LLLP for any personal injury or damage to property resulting from negligent or intentional acts by the Purchaser Parties or their Affiliates in connection with such Inspections.

(f) As promptly as practicable, Company or LLLP, as applicable, will deliver copies of all governmental License applications and other filings made by Company and/or LLLP in connection with the operation of the Business or otherwise after the date hereof and before the Closing Date with any Governmental or Regulatory Authority (other than routine, recurring filings made in the Ordinary Course of Business).

(g) All of the foregoing access, Inspections and other reviews will be conducted so as to minimize any interruption to the Business and will be consistent with the terms of the Mutual Non-Disclosure Agreement.

4.04 Conduct of Business. Each of Company and LLLP, as applicable, will conduct and operate the Business, Company and LLLP only in the Ordinary Course of Business. In addition, from the Effective Date through and including the Closing Date, Company and LLLP shall:

(a) use its commercially reasonable efforts to preserve the goodwill of those suppliers and customers having material business relationships with the Business;

(b) to the extent available, maintain policies of insurance with substantially the same insurance coverage as exists as of the date of the Option Agreement against loss or damage to the Assets and as regulated by applicable Law;

(c) use commercially reasonable efforts to maintain the Assets, in the aggregate, in a condition comparable to their current condition, reasonable wear, tear and depreciation excepted, and except for Assets disposed of, sold or consumed in the Ordinary Course of Business; and

(d) maintain at all times reserves for working capital, capital improvement, replacements and/or contingencies to the extent, and in the amounts, required by all applicable Laws.

Nothing herein shall prohibit the Company or LLLP from selling, distributing or otherwise transferring any or all of the Excluded Assets (or any or all proceeds derived therefrom) to the Seller Parties or any third party.

4.05 Employee Matters.

(a) Company will administer, and as applicable will cause LLLP to administer, each Benefit Plan, or cause the same to be so administered, in all material respects in accordance with the applicable provisions of the Code, ERISA and all other applicable Laws. Company will promptly notify Purchaser and Purchaser Affiliate in writing of each receipt by Company or LLLP (and furnish Purchaser and Purchaser Affiliate with copies) of any notice of investigation or administrative proceeding by the IRS, Department of Labor, PBGC or other Person involving any Benefit Plan.

(b) Each of Company and LLLP shall fully comply with all Laws governing and/or regulating the termination of the employment relationship and satisfy all obligations arising on or prior to the Closing as an employer, including, without limitation, those imposed by WARN, ERISA, COBRA, IRCA, OSHA, Title VII, the NLRA and any state or federal law and/or regulation regulating wages, hours and/or working conditions of current and/or former employees, including, without limitation, applicants, retirees and those who in the future could be classified as such. Company and, if applicable, LLLP, shall deliver all appropriate notices required under WARN no later than five (5) days after the date of this Agreement (or such other date as Purchaser and Purchaser Affiliate shall approve in their sole and absolute discretion).

4.06 Certain Restrictions. From the Effective Date through and including the Closing Date, neither Company nor LLLP shall (and, with respect to the provisions of Section 4.06(o), none of the Shareholders, Partners or Company shall):

(a) other than in the Ordinary Course of Business, acquire or dispose of, or create any Lien other than a Permitted Lien on, any Assets or waive, cancel, compromise or release any rights;

(b) engage in any merger or other business combination;

(c) enter into, amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to any Player Contract or any material Contract (other than the Approved Gaming Contracts or the Union Agreement, which are dealt with in Section 4.06(d)) except in the Ordinary Course of Business without Purchaser’s and Purchaser Affiliate’s prior written consent, which consent shall not be unreasonably withheld or delayed;

(d) enter into, amend, replace, modify, supplement, terminate (partially or completely), grant any waiver under or give any consent with respect to any Approved Gaming Contract or the Union Agreement. The parties recognize that developments may cause the Company to have to consider taking actions that are covered by this Section 4.06(d) with respect to the Approved Gaming Contracts and the Union Agreement. In such event, Company and LLLP will keep Purchaser and Purchaser Affiliate advised regarding any such developments, and prior to taking any such actions in response thereto, will consult with Purchaser and Purchaser Affiliate regarding all such actions, and both Company and LLLP on the one hand and Purchaser and Purchaser Affiliate on the other will cooperate in good faith to reach a mutually acceptable decision on how to proceed; provided however, that notwithstanding anything contained herein, neither the Company nor the LLLP shall take any action covered by this Section 4.06(d) with respect to the Union Agreement or any of the Approved Gaming Contracts without the prior written consent of Purchaser and Purchaser Affiliate, which consent shall not be unreasonably withheld or delayed. Any amendment, replacement or supplement of any Approved Gaming Contract or the Union Agreement so agreed to by Company, Purchaser and Purchaser Affiliate pursuant to the foregoing shall be deemed a new Union Agreement or Approved Gaming Contract, as the case may be, for purposes of this Agreement;

(e) violate, breach or default under in any material respect, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or default under, any term or provision of any material Contract relating to the Business, the Assets, Company or LLLP;

(f) incur, purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled payment date with respect to, or waive any right of Company or LLLP under, any Liability of or owing to Company or LLLP, other than Excluded Liabilities or Liabilities incurred in the Ordinary Course of Business;

(g) engage in any transaction with any officer, director or Affiliate of Company or LLLP, other than a transaction that (i) does not create any post-closing obligations under an Included Contract or the Included Liabilities or to the Company or LLLP, or (ii) relates solely to Excluded Liabilities;

(h) make capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in an aggregate amount exceeding One Hundred Thousand Dollars ($100,000) in any twelve (12) month period except upon receipt of the written consent of Purchaser and Purchaser Affiliate, which consent shall not be unreasonably withheld;

(i) without Purchaser’s and Purchaser Affiliate’s prior written approval, which approval shall not be unreasonably withheld, materially increase the salary, bonus or other compensation of any Employees that are department heads of the Business or any other department head within Company or LLLP, as applicable, other than pursuant to bonus plans that have been approved prior to the date of the Option Agreement, increases pursuant to employment agreements entered into prior to the Effective Date and increases consistent with past practices in an amount not to exceed five percent (5%) of the applicable Employee’s annual salary and bonus;

(j) amend its articles of incorporation, bylaws or partnership agreement in any manner that would have an adverse effect on the transactions contemplated hereby;

(k) fail to use all commercially reasonable efforts to preserve intact the existing relationships with its suppliers, customers and Employees and others with whom the Business has business relationships and shall continue marketing programs, billboard advertisements, promotions, advertising, player tournaments and events, bus programs and similar activities in the Ordinary Course of Business consistent with past practice. In that regard, Company and LLLP will not curtail marketing expenditures from historic levels, and will preserve billboard leases, marketing contracts and bus programs. In the event a billboard, marketing contract or bus program is subject to renewal, Company will notify Purchaser and Purchaser Affiliate and will consult with Purchaser and Purchaser Affiliate as to whether such a contract or program should be renewed. Company and LLLP will permit Purchaser and Purchaser Affiliate, in consultation and cooperation with the representatives of such entities and the prior written consent of such entities, which consent shall not be unreasonably withheld, to contact suppliers, customers and Employees;

(l) change any of Company’s or LLLP’s current policies or practices relating to the extension of credit to customers or the collection from customers of receivables arising from gaming operations;

(m) make or adopt any change in their accounting practices or policies;

(n) make any adjustment to the Books and Records other than in respect of the conduct of Business in the Ordinary Course Business;

(o) issue, sell, pledge, transfer, dispose of, encumber or lease, or authorize the issuance, sale, pledge, transfer, disposition or lease of, or grant of an encumbrance on, any shares of capital stock or partnership interests of Company, LLLP, Pro Jai Alai or Monro (provided that this provision shall not impose any liability or responsibility on any Seller Party with respect to the Class B Member interest of Monro held by Purchaser), as applicable, of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or partnership interests, or any other ownership interest, of Company, LLLP, Pro Jai Alai or Monro, including the Shares and the Partnership Interests (except to Purchaser and Purchaser Affiliate in accordance with the provisions of this Agreement);

(p) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, of or with respect to its capital stock, partnership interests or other securities;

(q) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, partnership interests or other securities; or

(r) acquire any interest in any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of stock or securities, contributions of capital or property transfer.

Notwithstanding anything in this Section 4.06 to the contrary, Company and LLLP may, after the execution of this Agreement and at any time prior to the consummation of the transactions contemplated hereby, transfer, distribute, spin off, sell, exchange, lease, borrow against or otherwise enter into transactions with any Excluded Asset (and any proceeds derived therefrom) provided that the same does not result in post-closing Liability to the Company, LLLP or any of the Purchaser Parties.

4.07 Delivery of Books and Records, Etc.; Removal of Property.

(a) On the Closing Date, each of the Seller Parties, as applicable, will deliver or make available to Purchaser and Purchaser Affiliate at the location at which the Business is conducted all of the Business Books and Records and such other Assets as are in such Person’s possession at other locations, and if at any time after the Closing any Shareholder or Partner discovers in its possession or under its control any other Business Books and Records or other Assets, it will forthwith deliver such Business Books and Records or other Assets to Purchaser and Purchaser Affiliate. Purchaser and Purchaser Affiliate shall cooperate and afford each Shareholder and Partner, its counsel and its accountants, during normal business hours, reasonable access to the Business Books and Records (that cover periods on or prior to the

Closing Date) for a period of five (5) years after the Closing. Shareholders and Partners shall cooperate and afford Purchaser and Purchaser Affiliate, their counsel and accountants, during normal business hours, reasonable access to the Excluded Books and Records (that cover periods on or prior to the Closing Date) for a period of five (5) years after the Closing.

(b) Unless otherwise agreed to in writing, within sixty (60) days after the Closing Date, the Shareholder Representative (who is hereby so authorized by Shareholders and Partners), shall, on behalf of Shareholders and Partners, remove all items of tangible Excluded Assets from the Real Property and Improvements. Such removal shall be at the sole cost and risk of Shareholders and Partners, including risk of loss and damage to such assets and properties. No Purchaser Party shall have any Liability to any Shareholder or Partner with respect to such removal and transportation. Shareholders and Partners shall be jointly and severally responsible for all repairs to the Real Property and Improvements due to damage caused by any of them and their employees and agents in connection with the removal of such assets and properties.

4.08 No Solicitation. From and after the Effective Date hereof and until any termination of this Agreement, none of the Seller Parties nor any Affiliate thereof shall authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting on behalf of any of the Seller Parties or any such Affiliate to, nor shall any of the Seller Parties or any Affiliate directly or indirectly, through any officer, director, employee, financial advisor, representative or agent of such party (i) solicit, initiate, negotiate, assist, facilitate, or encourage (including by way of furnishing information or permit access to the Assets, Real Property and Books and Records) or take any other action to facilitate any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including, without limitation, by way of a tender or exchange offer), direct or indirect acquisition of the Shares, the Partners’ Partnership Interests, the Assets or the Business or similar transaction involving Company, LLLP, the Shares, the Partners’ Partnership Interests, the Assets or the Business, other than the transactions contemplated by this Agreement (an “Acquisition Proposal”), (ii) engage in negotiations or discussions with any Person (or group of persons) (a “Third Party”) concerning, or provide any non-public information to any Person or entity relating to, any Acquisition Proposal, or (iii) continue any prior discussions or negotiations with any Third Party concerning any Acquisition Proposal. If any of the Seller Parties or any such Affiliate (or any such Person acting for or on their behalf) receives from any Person any offer, inquiry or informational request referred to above, the Seller Parties shall cause LLLP and Company to promptly advise such Person, by written notice, of the terms of this Section 4.08 and to promptly, orally and in writing, advise Purchaser and Purchaser Affiliate of such offer, inquiry or request and deliver a copy of such offer, inquiry or request to Purchaser and Purchaser Affiliate.

4.09 Fulfillment of Conditions. Each of the Seller Parties, as applicable, (a) will execute and deliver at the Closing each Ancillary Agreement, certificate, document and instrument that it is hereby required to execute and deliver as a condition to Closing, (b) will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith (i) to satisfy each condition to the obligations of the Purchaser Parties contained in this Agreement and (ii) to consummate all of the transactions contemplated by this Agreement, and (c) will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any obligation of any of the Seller Parties or the Purchaser Parties contained in this Agreement.

4.10 Noncompetition.

(a) Except as otherwise provided in this Agreement or the Consulting Agreement, each of the Shareholders and Partners will, for a period of three (3) years from the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through any of their present or future Affiliates:

(i) causing or attempting to cause (A) any client, customer or supplier of the Business, Company or LLLP to terminate or materially reduce its business with Company, LLLP, Purchaser or Purchaser Affiliate; or (B) any officer, Employee or consultant of Company, LLLP, Purchaser or Purchaser Affiliate or any of their Affiliates to resign or sever a relationship with Company, LLLP, Purchaser or Purchaser Affiliate or any of their Affiliates;

(ii) disclosing (unless compelled by judicial or administrative process) or using any confidential or secret information relating to the Business, Company or LLLP or any client, customer or supplier of the Business, Company or LLLP; or

(iii) directly or indirectly, engaging, or participating in, or having any interest as a shareholder, partner, joint venturer, proprietor, employee, officer, director, agent, security holder, creditor or consultant, or in any other capacity (other than through the ownership of 5% or less of any class of securities registered under the Securities Exchange Act of 1934, as amended), or having any other direct or indirect financial interest in or in connection with, the business or operations of any business, firm, person, partnership, corporation, enterprise or concern, which owns or operates a jai alai facility within a 100 mile radius of Dania Beach, Florida.

(b) For a period of three (3) years following the Closing, no Shareholder or Partner shall, directly or indirectly, solicit, induce or encourage any employee or consultant or group of employees or consultants who are then employed or retained by Company, LLLP, Purchaser or Purchaser Affiliate or any of their Affiliates to leave the faithful employment of or terminate consultation with any of Company, LLLP, Purchaser or Purchaser Affiliate or any of their Affiliates.

(c) The parties hereto recognize that the Laws and public policies of the various states of the United States may differ as to the validity and enforceability of covenants similar to those set forth in this Section. It is the intention of the parties that the provisions of this Section be enforced to the fullest extent permissible under the Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws or policies) of any provisions of this Section shall not render unenforceable, or impair, the remainder of the provisions of this Section. Accordingly, if any provision of this Section shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction. If any of the covenants contained in this Section 4.10, or any part thereof, is held to be unenforceable because of the duration of such provisions or the area covered thereby, each Shareholder and Partner agrees that the court making such determination shall have the power to reduce the duration and the area or both of any such provision and, in its reduced form, said provision shall then be enforceable. The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in this Section 4.10 upon the courts of any Florida court within the geographical scope of such covenants.

(d) The parties hereto acknowledge and agree that any remedy at Law for any breach of the provisions of this Section 4.10 would be inadequate, and each Shareholder and Partner hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. Each Shareholder and Partner acknowledges and agrees that the scope and duration of the provisions of this Section 4.10 are reasonable in all respects.

4.11 Notice and Cure. Each Seller Party will notify Purchaser and Purchaser Affiliate in writing of, and contemporaneously will provide Purchaser and Purchaser Affiliate with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to it, occurring after the date of this Agreement that causes any covenant or agreement of any Seller Party under this Agreement to be breached or that renders untrue any representation or warranty of any Seller Party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. No notice or update given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit any Purchaser Indemnified Party’s right to seek indemnity under Article XI.

4.12 Employees. Following the issuance of the press release announcing the existence of this Agreement and the transactions contemplated herein, Company, LLLP, Purchaser and Purchaser Affiliate shall hold joint meetings with all Employees to provide preliminary information relating to this transaction, and thereafter, Company and LLLP shall provide Purchaser and Purchaser Affiliate with access to all Employees upon the terms and conditions set forth in this Agreement. Prior to the date of such joint meeting with all Employees, Purchaser and Purchaser Affiliate shall be entitled to conduct one-on-one meetings with select employees employed by Company or LLLP in connection with the Business on or after the date of this Agreement at such times as Purchaser and Purchaser Affiliate shall reasonably request and with the prior written consent of Company, and at such location in Dania Beach, Florida, other than the Business as shall be reasonably acceptable to Purchaser, Purchaser Affiliate, Company and LLLP. In connection therewith, Company and LLLP shall provide Purchaser and Purchaser Affiliate with access to complete personnel files of all employees employed by Company or LLLP on or after the date of this Agreement provided such access and disclosure does not violate any Laws. Following the issuance of the press release discussed above, the parties may mutually agree that Company and LLLP provide Purchaser and Purchaser Affiliate with space at the Real Property upon which Purchaser and Purchaser Affiliate may establish an information center to be staffed and equipped by Purchaser and/or Purchaser Affiliate at its sole cost and expense. Purchaser and Purchaser Affiliate shall also be entitled to make, at Purchaser’s and Purchaser Affiliate’s sole cost and expense, general distributions to all Employees of newsletters, company brochures and other information relating to this transaction and their operations and the operations of their Affiliates and their subsidiaries. Such distributions may include distributions through the information center or by direct mail to the Employees. Within ten (10) days prior to the Closing, Purchaser shall provide Company and LLLP (i) a written list of all Employees of Company and LLLP that Purchaser intends for Company or LLLP, as applicable, to continue to employ immediately after the Closing (collectively, the “Continuing Employees”); and (ii) a written list of all Employees that Purchaser does not intend for Company or LLLP, as applicable, to retain as of the Closing (collectively, the “Affected Employees”), and the parties agree that Purchaser may cause Company and/or LLLP, as applicable, at or immediately following the Closing, to terminate all existing employment agreements or arrangements with the Affected Employees effective on or immediately following the Closing, and Shareholders and Partners shall be liable for all severance, vacation pay, and accrued compensation relating to such terminated Employees as to any amounts that would have been due and payable if the Employees were terminated prior to the Closing. While it is the current intention of Purchaser to cause Company or LLLP, as applicable, to continue to employ the Continuing Employees on an at-will basis following the Closing, the parties acknowledge and agree that Purchaser, Purchaser Affiliate, Company and LLLP have and retain the right to terminate any such Continuing Employee at any time at or after the Closing. No Shareholder or Partner shall interfere or compete with Company, LLLP, Purchaser or Purchaser Affiliate with respect to the employment of any Employee by Company, LLLP, Purchaser or Purchaser Affiliate after the Closing, and shall cooperate with Company, LLLP, Purchaser and Purchaser Affiliate with respect to the employment of Employees by Company, LLLP, Purchaser or Purchaser Affiliate. The parties understand and agree that the right to terminate the employment relationship of certain individuals employed by or an independent contractor with the Company or LLLP may be adversely affected by the following Included Contracts that are described in Company Disclosure Schedule 1.01(a)(ii): (i) those certain player contracts; and (ii) that certain Union Agreement; neither the Company nor LLLP will be required to breach any such agreements. The Seller Parties represent and warrant that except pursuant the foregoing Contracts, no Contract restricts the ability of Company or LLLP to terminate the employment of the Affected Employees and no such termination will result in any Liability for severance, vacation pay or other compensation under any Contract or arrangement.

4.13 [Intentionally Omitted].

4.14 Transition Cooperation. It is the intention of the parties that Purchaser and Purchaser Affiliate be in a position to operate the Business immediately following the Closing. Shareholders and Partners agree to cooperate with Purchaser and Purchaser Affiliate to effect the orderly transition at Closing from the Company’s accounting, payroll, human resources, general ledger, point of sale and similar information technology/information systems to those of Purchaser and Purchaser Affiliate. In that regard, each of the Seller Parties agrees to cooperate with Purchaser and Purchaser Affiliate prior to Closing in effecting such system conversions including, at Purchaser’s and Purchaser Affiliate’s expense and without disruption to Company’s and LLLP’s operations, any necessary testing, installations, runthroughs, data input and the like on Purchaser’s and Purchaser Affiliate’s communications equipment, human resources, data lines, information technology/information, network, inventory, accounts receivable, payroll and any other systems or networks to effect a smooth transition of the Business as of the Closing.

4.15 Pre-Closing Release of Certain Excluded Contracts and Liabilities and Obligations to Third Parties. Prior to or at the Closing, the Seller Parties shall use commercially reasonable efforts to procure and deliver to the Purchaser Parties (at the sole cost and expense of the Seller Parties) releases (collectively, the “Pre-Closing Releases”) in form and substance reasonably acceptable to the Purchaser Parties, executed by or on behalf of each of the lenders, beneficiaries and other contract parties to the agreements, guaranties and instruments described in (i) Item 4 of Schedule 1.02(b) hereto, and (ii) Items 2 and 3 of Schedule 2.06(b) hereto, fully and unconditionally releasing Company from any and all Liabilities and Obligations, and waiving any claims such lenders, beneficiaries and other contract parties may have against Company, arising under or in connection with such agreements, guaranties and instruments or any document related thereto.

4.16 Pre-Closing Transfer of Certain Excluded Entities and Other Excluded Assets. Prior to or at the Closing, Company shall assign, sell, distribute and/or otherwise transfer to the order of the Shareholder Representative (on behalf of the Shareholders and Partners), at the sole cost and expense of the Seller Parties and without any recourse or Liability to Company or any of the Purchaser Parties, all of Company’s and/or LLLP’s right, title and interest in and to the entities listed in Items 4 and 5 of Schedule 1.01(b)(x) (the “Excluded Entities”) and other Excluded Assets.

ARTICLE V

COVENANTS OF THE PURCHASER PARTIES

Each of the Purchaser Parties covenants and agrees with the Seller Parties that, at all times from and after the date hereof until the Closing and, in the case of Sections 5.03, 5.04 and 5.05 below, thereafter, it will comply with all covenants and provisions of this Article V, except to the extent Company or LLLP may otherwise consent in writing.

5.01 Regulatory and Other Approvals. The Purchaser Parties, as applicable, will as promptly as practicable:

(a) take all commercially reasonable steps necessary or desirable to obtain all consents, approvals, actions, orders or authorizations of, or make all registrations, declarations or filings with and give all notices to Governmental or Regulatory Authorities or any other Person required of any of the Purchaser Parties, as applicable, to consummate the transactions contemplated hereby and by the Ancillary Agreements, including without limitation: (i) promptly but no more than ten (10) days after the later to occur of (1) the Effective Date, or (2) the date on which the applicable Seller Parties provide to the Purchaser Parties all information, documentation, plans and other items that are required under applicable Law to be submitted by a transferor of an equity interest in a pari-mutuel permit holder or licensee as part of such application, file any and all applications with the Division of Pari-mutuel Wagering within the Department of Business and Professional Regulation for the State of Florida (jointly, with the Seller Parties, if necessary) that may be necessary or reasonably required of any of the Purchaser Parties, as applicable, to obtain all consents, approvals, actions, orders or authorizations that may be required under the Gaming Laws in order to permit Company and LLLP to retain the jai alai permits and licenses held by each of Company and LLLP, and to permit the Company to continue to operate the Business, upon and after the consummation of the transactions contemplated hereby, including the purchase and sale of the Shares and the Partners’ Partnership Interests hereunder; and (ii) promptly but no more than ten (10) days after the later of (1) the date applicable applications to obtain a license to operate slot machines at a pari-mutuel jai alai facility in Broward County, Florida are being accepted by the relevant Governmental or Regulatory Authority, (2) the date on which Company and LLLP provide to Purchaser all information relating solely to Company or LLLP or any other Seller Party needed to submit such application, or (3) August 1, 2006, (x) submit such application (jointly with the Company Slot Application, if necessary) with such Governmental or Regulatory Authority as may be required of a purchaser of an equity interest in a pari-mutuel permit holder and licensee, and take any and all other commercially reasonable steps necessary or reasonably required of any of the Purchaser Parties, as applicable, in order for Company and LLLP to obtain all Slot Machine Licenses; and (y) file any and all applications with the Division of Pari-mutuel Wagering within the Department of Business and Professional Regulation for the State of Florida or other relevant Governmental or Regulatory Authority, and take any and all other commercially reasonable steps, necessary or reasonably required of any of the Purchaser Parties, as applicable, to obtain all consents, approvals, actions, orders or authorizations that may be required under the Gaming Laws to permit Company and LLLP to retain the such Slot Machine Licenses and to install and operate slot machines at the Facility upon and after the consummation of the transactions contemplated hereby, including the purchase and sale of the Shares and the Partners’ Partnership Interests hereunder (for the avoidance of doubt it is expressly agreed that the Purchaser shall bear and pay all filing fees and all other costs and expenses associated with filing for and obtaining the licenses and permits contemplated by this Section 5.01(a)(ii)); provided however, that it will be the sole responsibility and obligation of the Seller Parties to take all actions set forth in Section 4.01 in connection with the preparation, filing and procurement of the Slot Machine Licenses; and provided, further, that none of the Purchaser Parties shall be in breach of this Agreement because any Governmental or Regulatory Authority declines to issue any Slot Machine License or approval of the consummation of any of the transactions contemplated by this Agreement, so long as Purchaser Parties fulfill their covenants and agreements as set forth herein;

(b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith; and

(c) provide reasonable cooperation to Company and LLLP in connection with the performance of their obligations under Sections 4.01 and 4.02 above, including providing assistance and support to Company in Company’s preparation of the Company Slot Application, including preparing and submitting as part of such application a design for the security of the proposed slot machine gaming area, a description of the proposed computer networking with real time communication for each slot machine, and a proposed vendor purchase policy, and paying the applicable fees to such Governmental or Regulatory Authorities with respect to obtaining the Slot Machine Licenses.

The Purchaser Parties will provide, or cause to be provided, notification to Company when any such consent, approval, action, order, authorization, registration, declaration, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise

Company of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement. The issuance of a temporary slot machine license to the Company and LLLP with respect to the Facility pursuant to Section 551.1045, Florida Statutes, shall constitute a “Slot Machine License” as contemplated herein and shall, subject to the qualification set forth below, eliminate any requirement that the Company or LLLP obtain any other slot machine license contemplated in Chapter 551, Florida Statutes, including without limitation, Section 551.104, Florida Statutes; provided, however, that nothing contained in this Agreement shall obviate or eliminate (i) the obligations of the Seller Parties under this Agreement to take all commercially reasonable steps necessary or desirable to obtain any and all required consents, approvals, actions, orders or other authorizations that may be necessary or required to permit Company and LLLP (1) to retain such temporary Slot Machine Licenses and (2) to install and operate slot machines at the Facility upon and after the consummation of the transactions contemplated hereby (including as set forth in Section 4.01(a)(ii)(y)); or (ii) the conditions set forth in Section 6.05 with respect to such Slot Machine License; and provided further, that the obligations of the Seller Parties to take all commercially reasonable steps necessary or desirable to obtain a permanent Slot Machine License as contemplated under Section 551.104 of the Florida Statutes, as provided under Section 4.01(a)(ii)(x) and as otherwise provided herein, shall not be eliminated by reason of the issuance of any such temporary Slot Machine License to the Company and LLLP if such consents, approvals, actions, orders or authorizations are not obtained or are not reasonably likely to be obtained with respect to such temporary Slot Machine License and/or the conditions set forth in Section 6.05 with respect to such Slot Machine License are not satisfied or are not reasonably likely to be satisfied.

5.02 HSR Filings. In addition to and not in limitation of the Purchaser Parties’ covenants contained in Section 5.01 above, each of the Purchaser Parties will (a) take promptly all actions necessary to make the filings required of it or its Affiliates under the HSR Act, (b) comply at the earliest practicable date with any request for additional information received by it or its Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and (c) cooperate with Company in connection with Company’s filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by either the Federal Trade Commission or the Antitrust Division of the Department of Justice or state attorneys general. Purchaser shall pay the filing fee, if any, required under the HSR Act with respect to all parties to this Agreement.

5.03 Fulfillment of Conditions. Each of the Purchaser Parties, as applicable (a) will execute and deliver at the Closing each Ancillary Agreement, certificate, document and instrument that it is hereby required to execute and deliver as a condition to the Closing, (b) will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith (i) to satisfy each condition to the obligations of the Seller Parties contained in this Agreement, and (ii) to consummate all of the transactions contemplated in this Agreement, and (c) will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any obligation of any of the Seller Parties or the Purchaser Parties contained in this Agreement.

5.04 Employees. Purchaser and Parent agree to cause Company to continue the employment of a certain amount of Employees of Company at the Closing so that a WARN Act notification shall not be required to be issued by Company. The Seller Parties shall (or shall cause Company and LLLP to) provide to the Purchaser Parties, (i) within twenty (20) days but no later than ten (10) days prior to the Closing; and (ii) on the Closing Date, a list of all full time employees (as such term is defined under WARN) of Company and LLLP whose employment have been terminated during the ninety (90) day period prior to each such date.

5.05 Payment of Monro’s Obligations. Immediately after the Closing, Purchaser or Parent shall pay the outstanding amount then owed by Monro (which amount shall not exceed $2,500,000) pursuant to the PAC Agreement. The parties acknowledge that the payments pursuant to the PAC Agreement relates to the passage of Initiative 4 proposed on the November 2004 election ballot, the local referendum related to approving the installation and operation of slot machines in Broward and Miami/Dade Counties, Florida, passing legislation in the State of Florida with respect to the installation and operation of slot machines in Broward and Miami/Dade Counties, Florida, and other related matters substantially benefits Purchaser and Purchaser Affiliate as the acquirer of the Shares and the Partners’ Partnership Interests pursuant hereto. If Company, as a member and on behalf of Monro, or Shareholder Representative, as manager and on behalf of Monro negotiates a reduction in the prior and/or anticipated payments due by Monro pursuant to the PAC Agreement, the Purchase Price will increase by an amount equal to the difference between $2,500,000 and the total payments made by Monro and/or the Purchaser, Parent or any of its Affiliates pursuant to the PAC Agreement (excluding the initial $1,000,000 payment made by Monro to the PAC pursuant to the terms of the Option Agreement).

5.06 [Intentionally Omitted].

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PURCHASER PARTIES

The obligations of Purchaser and Purchaser Affiliate hereunder to purchase the Shares and the Partners’ Partnership Interests and the obligations of the Parent are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

6.01 Representations and Warranties. Each of the representations and warranties, as qualified by the Company Disclosure Schedule, made by any one or more of the Seller Parties in this Agreement shall be true and correct (without giving effect to any limitation to “materiality” or “Material Adverse Change” set forth therein or the proviso in Sections 2.07 and 2.13(e) regarding changes to the operation of the Business resulting from legislation) on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date earlier than the Closing Date, which shall be deemed made on and as of such earlier date), except, in each case as would not be reasonably likely to result in a Material Adverse Change. The Purchaser Parties shall have received a certificate executed by each of the Shareholders and Partners and by an executive officer of Company and LLLP to such effect.

6.02 Performance. Each of the Seller Parties shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it, at or before the Closing, and the Purchaser Parties shall have received a certificate executed by each of the Shareholders and Partners and by an executive officer of each of Company and LLLP (in their capacity as such) to such effect.

6.03 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements or which could reasonably be expected to otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement or any of the Ancillary Agreements to Purchaser, and there shall not be pending on the Closing Date any Action or Proceeding in, before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicable to any of the Purchaser Parties or the transactions contemplated by this Agreement or any of the Ancillary Agreements of any such Law.

6.04 Regulatory Consents and Approvals. All consents, approvals, actions, orders or authorizations of, all registrations, declarations or filings with and all notices to any Governmental or Regulatory Authority necessary to permit each of the Purchaser Parties and each of the Seller Parties to perform their respective obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, shall be in form and substance reasonably satisfactory to the Purchaser Parties, shall be in full force and effect, shall not be subject to any condition that has not been satisfied or waived and not subject to any material condition or contingency and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including under the HSR Act, shall have occurred.

6.05 Consents; Slot Machine Licenses. (i) The consents (or in lieu thereof waivers) listed in Schedule 6.05 of the Company Disclosure Schedule and all consents, approvals, actions, orders or authorizations (or in lieu thereof waivers) under Gaming Laws described in Section 4.01(a) or Section 5.01(a) (which include all consents, approvals, actions, orders or authorizations that may be required under the Gaming Laws in order (x) to permit Company and LLLP to retain the jai alai permits and licenses held by each of Company and LLLP, (y) to permit Company and LLLP to continue to operate the Business, and (z) to permit Company and LLLP to retain the Slot Machine Licenses and to install and operate slot machines at the Facility, upon and after the consummation of the transactions contemplated hereby, including the purchase and sale of the Shares and the Partners’ Partnership Interests hereunder), and (ii) all other consents (or in lieu thereof waivers) to the performance by any of the Purchaser Parties or the Seller Parties of their obligations under this Agreement and the Ancillary Agreements or to the consummation of the transactions contemplated hereby and thereby as are required under any Contract to which any such Person is a party or by which any of their respective assets and properties are bound (a) shall have been obtained, (b) shall be in form and substance reasonably satisfactory to Purchaser, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived, (d) shall be on terms no less favorable to the Purchaser Parties than the existing terms, and (e) shall be in full force and effect, except (in the case of clause (ii) above) where the failure to obtain any such consent (or in lieu thereof waiver) could not reasonably be expected, individually or in the aggregate with such other failures, to materially adversely affect any of the Purchaser Parties, result in a Material Adverse Change or otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement and the Ancillary Agreements to any of the Purchaser Parties. Company and LLLP shall have obtained the Slot Machine Licenses and the Purchaser Parties shall have received satisfactory evidence of the issuance of such Slot Machine Licenses to Company and LLLP. As of the Closing Date, each of Company’s and LLLP’s pari-mutuel permits, pari-mutuel Licenses, and the Slot Machine Licenses shall be valid and binding, neither Company nor LLLP shall be in default under its pari-mutuel permits, pari-mutuel licenses, or the Slot Machine Licenses, there shall be no revocation proceedings by any Governmental or Regulatory Authority pending regarding Company’s or LLLP’s pari-mutuel permits, pari-mutuel Licenses, or the Slot Machine Licenses and nothing shall have occurred that would give rise to any such revocation. The issuance of a temporary slot machine license to the Company and LLLP with respect to the Facility pursuant to Section 551.1045, Florida Statutes, shall constitute a “Slot Machine License” as contemplated herein and shall, subject to the qualification set forth below, eliminate any requirement that the Company or LLLP obtain any other slot machine license contemplated in Chapter 551, Florida Statutes, including without limitation, Section 551.104, Florida Statutes; provided, however, that nothing contained in this Agreement shall obviate or eliminate (i) the obligations of the Seller Parties under this Agreement to take all commercially reasonable steps necessary or desirable to obtain any and all required consents, approvals, actions, orders or other authorizations that may be necessary or required to permit Company and LLLP (1) to retain such temporary Slot Machine Licenses and (2) to install and operate slot machines at the Facility upon and after the consummation of the transactions contemplated hereby (including as set forth in Section 4.01(a)(ii)(y)); or (ii) the conditions set forth in this Section 6.05 with respect to such Slot Machine License; and provided further, that the obligations of the Seller Parties to take all commercially reasonable steps necessary or desirable to obtain a permanent Slot Machine License as contemplated under Section 551.104 of the Florida Statutes, as provided under Section 4.01(a)(ii)(x) and as otherwise provided herein, shall not be eliminated by reason of the issuance of any such temporary Slot Machine License to the Company and LLLP if such consents, approvals, actions, orders or authorizations are not obtained or are not reasonably likely to be obtained with respect to such temporary Slot Machine License and/or the conditions set forth in this Section 6.05 with respect to such Slot Machine License are not satisfied or are not reasonably likely to be satisfied; and provided, further, that none of the Seller Parties shall be in breach of this Agreement because any Governmental or Regulatory Authority declines to issue any Slot Machine License or approval of the consummation of any of the transactions contemplated by this Agreement, so long as the Seller Parties fulfill their covenants and agreements as set forth in herein; and provided, further, that none of the Purchaser Parties shall be in breach of this Agreement because any Governmental or Regulatory Authority declines to issue any Slot Machine License or approval of the consummation of any of the transactions contemplated by this Agreement, so long as the Purchaser Parties fulfill their covenants and agreements as set forth herein.

6.06 Opinion of Counsel. The Purchaser Parties shall have received the opinion of Berger Singerman, P.A., counsel to Company and LLLP, dated as of the Closing Date, in substantially the form and substance as set forth on Exhibit D.

6.07 Absence of Changes. There shall have occurred no Material Adverse Change, or any event or development, which individually or together with other such events, could be reasonably expected to result in a Material Adverse Change.

6.08 Title Insurance. Provided Purchaser has in good faith and with reasonable diligence prior to the Closing sought to obtain a Fee Title Policy in accordance with Article IX hereof or a commitment to provide such policy in a form and with terms satisfactory to Purchaser, Purchaser shall have received the Fee Title Policy in accordance with Article IX hereof or a commitment to provide such policy in a form and with terms satisfactory to Purchaser.

6.09 FIRPTA Certificate. Purchaser and Purchaser Affiliate shall have received from Shareholders and Partners an affidavit (the “FIRPTA Affidavit”) in the form required by the Treasury Regulations issued pursuant to Section 1445 of the Code. Notwithstanding anything to the contrary set forth herein, if Shareholders and Partners fail to provide Purchaser and Purchaser Affiliate with such affidavit, Purchaser and Purchaser Affiliate shall be entitled to withhold the requisite amounts from the Purchase Price payments in accordance with Section 1445 of the Code.

6.10 Acquisition Election Notice. Purchaser shall have delivered to Company an Acquisition Election Notice under Section 7(b) of the Option Agreement and such Acquisition Election Notice shall not have been withdrawn or revoked by Purchaser in any manner authorized under this Agreement or the Option Agreement.

6.11 No Claim Regarding Shares, Partnership Interests or Sales Proceeds. There shall not have been made or threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any shares of stock of, or any other voting, equity, or ownership interest in, Company or LLLP, or (b) is entitled to all or any portion of the Purchase Price, and Company shall beneficially and of record own as an Asset of Company, all of the Company’s Partnership Interests, free and clear of all Liens. The Purchaser Parties shall have received a certificate executed by each of the Shareholders and Partners (severally, and not jointly and severally, with respect to each such Shareholder’s and Partner’s Shares or Partners’ Partnership Interests, and jointly and severally, with respect to the other matters described herein) and by an executive officer of each of Company and LLLP (in their capacity as such) to such effect.

6.12 Pre-Closing Releases. The Seller Parties shall have delivered to the Purchaser Parties the Pre-Closing Releases, executed by or on behalf of all of the lenders, beneficiaries and other contract parties under the agreements, guaranties and instruments described in Section 4.15. Seller Parties shall not be obligated to obtain or deliver a Pre-Closing Release in respect of any Included Liability, or any Excluded Liability that is either (i) adequately covered by effective insurance pursuant to policies that are acceptable to the Purchaser Parties and for which (a) no premiums are past due, and (b) all premiums that are required to have been paid to ensure coverage against such Excluded Liability have in fact been paid, or (ii) being contested in good faith by appropriate proceedings for which adequate funds to cover such contested Excluded Liability have been set aside in escrow under an escrow arrangement that is acceptable to the Purchaser Parties and such Excluded Liability will not materially affect the ability of Company or LLLP to engage in the Business or have a Material Adverse Change.

6.13 Resignations and Company Releases. The officers and directors of Company, LLLP, and/or Pro Jai Alai and the managers of Monro, including Company’s President, Stephen F. Snyder, shall have resigned, effective at the Closing and subject to the condition that the Closing shall occur) from positions as officers, directors and managers and from any other position which such Persons may hold in Company, LLLP, Monro and/or Pro Jai Alai (and the Seller Parties shall have delivered evidence of such resignations to the Purchaser Parties). At the Closing, Company, LLLP, Monro and Pro Jai Alai shall have no Liabilities to such officers, directors and managers, to any of its former officers, directors or managers, or to any Shareholder or Partner, and each of the officers, directors and managers of Company, LLLP, Monro and/or Pro Jai Alai and each Shareholder and Partner shall have executed and delivered to Company, LLLP, Monro and/or Pro Jai Alai a release in the form attached hereto as Exhibit F and made a part hereof, with appropriate insertions (each, a “Company Release” and collectively, the “Company Releases”). Neither this Agreement nor any Company Release shall affect or impair the rights of any Seller Parties to the benefits of any directors and officers insurance coverage maintained by the Company, LLLP, Monro or Pro Jai Alai prior to the Closing for matters arising prior to the Closing. Neither Company, LLLP, Monro nor Pro Jai Alai, nor any of the Purchaser Parties shall have any obligation or Liability for maintaining or continuing any such insurance coverage after the Closing.

6.14 Stock Certificates and Assignment Instruments; Books and Records. Shareholders shall have delivered to Purchaser and Purchaser Affiliate the original certificates (or if any such original certificate is lost or stolen, a replacement certificate in lieu thereof and a lost stock certificate affidavit and indemnity in the form attached hereto as Exhibit G and made a part hereof, with appropriate insertions (the “Lost Stock Affidavit”), with appropriate insertions, representing the Shares, together with duly executed stock powers in form and substance acceptable to Purchaser and Purchaser Affiliate, and Partners shall have delivered to Purchaser and Purchaser Affiliate the General Assignment and any other Assignment Instruments, duly executed by each Partner. Shareholders and Partners shall have delivered to Purchaser and Purchaser Affiliate the Business Books and Records.

6.15 Termination of the Stockholders Agreement. The Stockholders Agreement and the rights and obligations of the parties thereto and the Liens arising thereunder shall have been fully released and terminated immediately prior to the Closing without any Liability to the Purchaser Parties, and the Purchaser Parties shall have received a termination agreement or other evidence or termination and release in form and substance reasonably acceptable to the Purchaser Parties.

6.16 Players’ Agreements. The Purchaser Parties shall have received an executed copy of Players’ Agreements, in form and substance acceptable to the Purchaser Parties.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE SELLER PARTIES

The obligations of Shareholders and Partners hereunder to sell the Shares and the Partners’ Partnership Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Shareholders and LLLP in their sole discretion):

7.01 Representations and Warranties. The representations and warranties made by the Purchaser Parties in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date. The Seller Parties shall have received a certificate executed by an executive officer of the Purchaser Parties of such effect.

7.02 Performance. The Purchaser Parties shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by each of the Purchaser Parties at or before the Closing, and the Seller Parties shall have received a certificate executed by an executive officer of the Purchaser Parties to such effect.

7.03 Consulting Agreement. Mr. Stephen F. Snyder shall have entered into a Consulting Agreement with Company, effective as of the Closing in the form of Exhibit C hereto, with appropriate insertions (“Consulting Agreement”).

7.04 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

7.05 Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority necessary to permit each of the Purchaser Parties and each of the Seller Parties to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby, shall have been duly obtained, made or given, and shall be in full force and effect and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including under the HSR Act, shall have occurred, except for such consents, approvals, actions, orders or authorizations the failure of which to obtain could not be reasonably expected to result in a Material Adverse Change.

7.06 Acquisition Election Notice. Purchaser shall have timely delivered to Company an Acquisition Election Notice under Section 7(b) of the Option Agreement and such Acquisition Election Notice shall not have been withdrawn or revoked by Purchaser in any manner authorized under this Agreement or the Option Agreement.

ARTICLE VIII

TAX MATTERS AND POST-CLOSING TAXES

8.01 Transfer Taxes. Shareholders and Partners, on the one hand, and Purchaser and Purchaser Affiliate, on the other hand, shall each pay fifty percent (50%) of sales, use, value added, transfer, stamp, documentary, registration, recording, stock transfer and other similar taxes and fees (other than taxes relating to income or gains realized by any Shareholder or Partner and other than taxes relating to the transfer of interests in the Excluded Assets and Excluded Entities, which shall be solely payable by Shareholders or Partners, as applicable) in connection with the transactions contemplated hereby (collectively, “Transfer Taxes”), and shall indemnify, defend, and hold harmless the other party with respect to such 50% share of the Transfer Taxes to be paid by such respective party. Purchaser and Purchaser Affiliate shall timely and properly file all necessary documentation and Tax Returns with respect to such Transfer Taxes, together with payment of such Taxes, if applicable, provided that Shareholder Representative (on behalf of Shareholders and Partners) shall furnish to Purchaser its share of such Taxes prior to the time required for payment, and provided further that to the extent required by law, Shareholder Representative (on behalf of Shareholders and Partners) will file such Tax Returns and pay such Taxes or will join in the execution of any such Tax Returns.

8.02 Tax Indemnification.

(a) Subject to Section 1.06, after the Closing Date, each Shareholder and Partner, jointly and severally, will indemnify and hold harmless each of the Purchaser Parties and Company and LLLP from and against any and all claims, actions, causes of action, liabilities, losses, damages, and reasonable out-of-pocket expenses and costs resulting from, arising out of or relating (i) to any Income Taxes of Company or LLLP or any Shareholder or Partner (including, without limitation, any Income Tax Liability that arises solely by reason of Company or LLLP being severally liable for any Tax of any federal or state or local consolidated or combined group of which it is a member pursuant to Treasury Regulation §1.1502-6 or any analogous state or local Tax provision) and (ii) to any Taxes (other than Income Taxes) subject to Section 1.06 relating to (x) the Assets or operations of the Business, Company or LLLP for all taxable periods ending before the Closing Date (“Pre-Closing Period”) and (y) that portion of any taxable period including the Closing Date that ends on or after the Closing Date (“Straddle Period”) in excess of the amount of such Taxes shown as accrued expenses on the Operations Settlement Statement.

(b) Purchaser and Purchaser Affiliate, jointly and severally, will be responsible for and indemnify and hold each Shareholder and Partner harmless against any and all liabilities with respect to Taxes relating to the Assets or operations of the Business, Company or LLLP for all taxable periods beginning after the Closing Date and ending after the Closing Date (“Post-Closing Period”) other than Taxes for which Shareholders and Partners are responsible pursuant to Sections 1.06, 8.01 and 8.02(a) above.

(c) For purposes of clarification, the obligations of Shareholders, Partners, Parent, Purchaser and Purchaser Affiliate pursuant to this Section 8.02 shall not be subject to the limits contained in Section 11.01(c) hereof.

8.03 Tax Cooperation. After the Closing Date, each Shareholder and Partner will (or will cause the Shareholder Representative (on behalf of the Shareholders and Partners) to) cooperate with Purchaser, Purchaser Affiliate, Company and LLLP, and Company, LLLP, Purchaser and Purchaser Affiliate will cooperate with each Shareholder and Partner (or Shareholder Representative (on behalf of each Shareholder and Partner)), in the preparation of all Tax Returns and will provide (or cause to be provided) any records and other information the other so requests (as such records or other information relates to such party’s respective Tax Return), and will provide access to, and the cooperation of its auditors. Each Shareholder and Partner will (or will cause the Shareholder Representative (on behalf of the Shareholders and Partners) to) cooperate with Purchaser, Purchaser Affiliate, Company and LLLP and Company, LLLP, Purchaser and Purchaser Affiliate will cooperate with each Shareholder and Partner (or Shareholder Representative (on behalf of each Shareholder and Partner)) in connection with any Tax investigation, audit or other proceeding. Without limiting the generality of the foregoing, Shareholders, Partners, Shareholder Representative (on behalf of each of the Shareholders and Partners), Company, LLLP, Purchaser and Purchaser Affiliate agree as follows:

(a) In accordance with the provisions of Code Section 1377(a)(2) and Treasury Reg. Section 1.1377-1(b), Purchaser and Shareholder Representative (on behalf of each Shareholder) agree to cause the Company to elect to have the rules under Code Section 1377(a)(1) apply and to close the Company’s books as of the Closing Date and to prorate the Company’s S corporation items as if the taxable year consisted of two taxable years. The Company and Shareholder Representative (on behalf of each Shareholder) shall file an election with the Company’s income tax return for such year. Shareholders will prepare and file, or cause to be prepared and filed, Tax Returns for Income Tax of Company with respect to any Pre-Closing Period. In order to assist Shareholder Representative (on behalf of each Shareholder) in the preparation of all Tax Returns for Income Tax of Company that Shareholder Representative (on behalf of each Shareholder) are required to prepare, Purchaser will prepare (or cause Company to prepare in accordance with prior practices) and deliver to Shareholder Representative (on behalf of each Shareholder), as soon as reasonably practical after their receipt of a request therefor from Shareholder Representative (on behalf of each Shareholder), all data (including but not limited to the annual tax reporting package) regarding Company, reasonably requested by Shareholder Representative (on behalf of each Shareholder), that is necessary to prepare any Tax Returns for Income Tax of Company and properly report the operations of Company thereon. If each Shareholder is required to execute documentation to effectuate this provision, the Shareholder Representative will cause such documentation to be executed by the Shareholders.

(b) Purchaser will prepare and file, or cause Company to prepare and file, all Tax Returns for Income Tax of Company due after the Closing Date for Straddle Periods.

(c) Purchaser will prepare and file, or cause Company to prepare and file, all Tax Returns for the Income Tax of Company with respect to any Post-Closing Period.

(d) In accordance with Code Section 708(b) and accompanying Treasury Regulations, on the Closing Date, and as a result of the making of the 338(h)(10) election as provided for in Section 1.03(c), LLLP shall be deemed to have terminated as a partnership for federal income tax purposes (but not for other purposes) and Purchaser and Shareholders

Representative agree to cause LLLP to close its books as of the Closing Date. Partners will prepare and file, or cause to be prepared and filed, final Tax Returns for Income Tax of LLLP with respect to the Pre-Closing Period. Purchaser will prepare and file, or cause LLLP to prepare and file, all Tax Returns for Income Tax of LLLP, as a new partnership with respect to the Post-Closing Period.

(e) Except as otherwise provided for in this Agreement, no party shall make an election with respect to Taxes on any Tax Return to be prepared and filed by a party in accordance with Section 2.09 or this Section 8.03, without the consent of the other party, if the making of such election would, or could, have an adverse effect on the other party.

8.04 Notification of Proceedings; Control. Shareholder Representative shall have the right to control any audit or examination relating to Taxes for which Shareholders and Partners are solely responsible pursuant to Section 8.02 by any taxing authority, including without limitation, the right to contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating or with respect to any Taxes for which Shareholders and Partners are solely responsible pursuant to Section 8.02. Shareholder Representative shall also have the right to request that Company, LLLP or Purchaser initiate a claim for refund or file an amended return with respect to such periods, the costs of which shall be borne solely by the Shareholders or Partners, and shall be entitled to all refunds with respect to such Taxes. In accordance with the terms of Section 1.06(b), any refund for Taxes paid by Company with respect to the Business or the Assets for a period on or prior to the Closing Date shall be paid directly to Company. Purchaser shall promptly, after receipt of such refund by Company, cause Company to remit to Shareholder Representative (on behalf of the Shareholders and Partners) the net amount of such refund after deducting the reasonable expenses of Company and Purchaser, if any (with a written accounting of any such expenses promptly provided to Shareholder Representative by Company and Purchaser). Shareholder Representative shall promptly inform Purchaser of, and permit the participation of the Purchaser in, any actions referred to in this Section 8.04 which could materially affect the Assets or the Business, Company or LLLP, and will not take any such action without the prior written consent of Purchaser (which consent will not be unreasonably withheld). In addition, the Shareholder Representative (on behalf of the Shareholders and Partners) shall promptly inform Purchaser of, and permit the participation of the Purchaser and Company in, any proceedings referred to in this Section 8.04, and will not consent to the settlement or final determination in such proceeding without the prior written consent of Purchaser and Company (which consent will not be unreasonably withheld).

ARTICLE IX

TITLE INSURANCE

9.01 Title Reports. Prior to entering into this Agreement, Purchaser has obtained and reviewed updated title insurance commitments or preliminary title reports for the Real Property (the “Title Reports”). As used in this Agreement, “Permitted Exceptions” shall mean (i) all title exceptions shown on Schedule 9.01, (ii) zoning, restrictions, prohibitions and other requirements imposed by Governmental or Regulatory Authority (provided the same do not prohibit the use of the Real Property for the use currently made of the Real Property), (iii) public utility easements located on the Real Property and contiguous to the Real Property lines, (iv) ad valorem real property taxes for the year of in which the Closing occurs (and which are not yet due and payable), (v) those matters disclosed by the Surveys, and (vi) those matters which are approved by Purchaser in writing prior to or at Closing. If (a) the Title Reports disclose any matter that is not a Permitted Exception, or (b) after the date hereof and prior to Closing, Purchaser receives written notice of any additional matter affecting title to the Real Property that is not a Permitted Exception, and any such matter described in clause (a) or (b) constitutes a title defect (“Title Defect”), Purchaser shall approve or disapprove, in a writing given to Shareholder Representative (a “Title Defect Notice”) on or before the date which is three (3) Business Days after Purchaser’s receipt of notice thereof together with a copy of the underlying documents relating to the same, such subsequently arising matter that Purchaser considers to be a Title Defect (or, with respect to a matter set forth in the Title Report other than those matters described on Schedule 9.02, within three (3) Business Days after the date hereof). A Title Defect Notice given by Purchaser to Company shall specify the nature of the Title Defect and shall include a copy of the underlying documents relating to the same. Company shall respond to a Title Defect Notice in accordance with Section 9.02. For purposes of establishing the existence of a Title Defect, marketable title shall be determined according to applicable title standards adopted by authority of the Florida Bar and in accordance with Florida law. If Purchaser fails to give written notice of Title Defects of which it receives notice within the time period specified above, Purchaser shall have waived any objection to such Title Defect, and shall accept title at Closing subject to such Title Defect.

9.02 Exceptions. The Seller Parties shall be jointly and severally obligated to cure any Title Defect that is the subject of a Title Defect Notice and (I) that can be cured by the payment of money not to exceed the amount of $250,000 in the aggregate for all such Title Defects (the “Maximum Cure Amount”), or (II) that consists of a mortgage or lien that was created by Company or (III) that was caused by the intentional act of any of the Seller Parties or an Affiliate of any Seller Party and was not specifically authorized by the provisions of the Option Agreement or this Agreement or approved in writing by Purchaser (each a “Type A Title Defect”). A Type A Title Defect shall be removed at or prior to Closing (as evidenced by an endorsement to the Title Report) by (i) Shareholders Representative’s (on behalf of Shareholders and Partners) payment of the amount of money required to remove such Type A Title Defect (which may be reflected as a credit against the Purchase Price payable by Purchaser at Closing), or (ii) any other manner as shall permit the Title Company to issue an endorsement to the Title Report insuring the Company’s title to the Real Property without exception for such Type A Title Defect. If Shareholder Representative timely receives a Title Defect Notice relating to a Title Defect that is not a Type A Title Defect (a “Type B Title Defect”), the Shareholder Representative shall, within five (5) Business Days after receipt of such Title Defect Notice, give Purchaser notice that (A) it will attempt to cure such Type B Title Defect prior to Closing, or (B) it deems the Type B Title Defect to be incurable prior to Closing or it is unwilling to pay in excess of the Maximum Cure Amount to cure such Type B Title Defect. If (I) the Shareholder Representative advises Purchaser that it will attempt to cure the Type B Title Defect prior to Closing and the Shareholder Representative is unable to eliminate the Type B Title Defect prior to Closing (as evidenced by an endorsement to the Title Report), or (II) the Shareholder Representative advises Purchaser that it deems the Type B Title Defect to be incurable prior to Closing, Purchaser may elect either (1) to proceed with the purchase of the Shares and the Partners’ Partnership Interests with the Company and LLLP owning the Real Property subject to such Title Defect without any adjustment to the Purchase Price, or (2) to proceed with the purchase and pay the amounts exceeding the Maximum Cure Amount to cure the Type B Title Defect, in which event Shareholders and Partners shall pay the Maximum Cure Amount at Closing (which may be in the form of a credit against the Purchase Price), or (3) to terminate this Agreement. Purchaser shall notify Company in writing of its election within five (5) Business Days after the Shareholder Representative notifies Purchaser that the Type B Title Defect cannot or will not be cured, or that the Shareholder Representative has been unable to cure the Type B Title Defect at or prior to Closing. The Seller Parties agree that if the matters described in items 1 and/or 2 on Schedule 9.02 appear on the Title Report, they will be deemed Type A Title Defects (which must be cured without regard to the Maximum Cure Amount), and if the matter described in item 3 on Schedule 9.02 appears on the Title Report, it will be deemed a Type B Title Defect, in each case without the necessity of giving a Title Defect Notice. Any amounts paid under this paragraph by Shareholder Representative (on behalf of Shareholders and Partners) shall not constitute a Loss for purposes of Section 11.01(c) hereof.

9.03 ALTA Owner’s Policy. At the Closing, and as a condition to Purchaser’s and Purchaser Affiliate’s obligations to consummate the purchase transaction, Purchaser shall obtain an ALTA extended owner’s policy of title insurance (Form B-1970) (Amended 4-6-90), issued by a title insurance company reasonably acceptable to Purchaser (“Title Insurer”), insuring that Company has fee title to the Real Property and Improvements, subject only to (a) the Permitted Exceptions and (b) liens for taxes not yet due and payable (the “Fee Title Policy”). In lieu of receipt of the Fee Title Policy at Closing, Purchaser will accept a “marked” title commitment showing that all of the requirements for issuance of the Fee Title Policy have been satisfied. All standard exceptions, exclusions, conditions and stipulations customarily deleted from title policies issued by the Title Insurer in the State of Florida shall be deleted from the Fee Title Policy so as to afford “extended form coverage.” The Fee Title Policy shall include any and all endorsements and affirmative coverage customary in real estate sale transactions involving the magnitude and type of the Assets (including, without limitation, access, contiguity, survey, no encroachments, no violations of covenants, conditions and restrictions and an ALTA 3.1 Zoning Endorsement) as Purchaser shall reasonably request, provided that the same are available for issuance in the State of Florida. The coverage amount of the Fee Title Policy for the Real Property and Improvements shall be in an amount to be reasonably requested by Purchaser, not exceeding the amount of the Purchase Price allocated to such Real Property and Improvements. Purchaser shall have the right to require the Title Insurer to obtain facultative reinsurance, with direct access provisions against the reinsurer with respect to the Fee Title Policy in such amounts and with such title companies as Purchaser shall determine in its sole and absolute discretion, provided that the Title Insurer is able to obtain same.

9.04 Premium. Purchaser shall pay the premium for the Fee Title Policy and for all endorsements thereto. Shareholder Representative (on behalf of Shareholders and Partners), Company and Purchaser shall cooperate diligently to provide customary documents required by Title Insurer as condition to the issuance of the Fee Title Policy.

9.05 Surveys. Within five (5) Business Days from the date of this Agreement, Purchaser, at the Purchaser’s cost and expense, may order an update to the Surveys, which shall be certified to Purchaser, Company, the Title Company, and any other parties reasonably requested by Purchaser, which certification shall be in form and substance satisfactory to

Purchaser. In addition, Purchaser may cause the updated Surveys to be prepared and be certified as having been prepared in accordance with “Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys” jointly established and adopted by the ALTA and ACSM in 1997 and including all ALTA optional items except No. 5 (Contour Maps) and No. 12 (Governmental Agency Survey Requirements), and the updated Surveys shall include a certification as to whether or not the Real Property and Improvements are located in a floodplain or designated floodway and such information as may be required by the Title Insurer to issue extended coverage (consistent with all matters shown on the Survey) over all general printed “survey exceptions” to title. To the extent that the updated Survey reflects any matter not shown on the Surveys and that would be considered a Title Defect (other than minor encroachments that do not affect the use of the Real Property as contemplated by Purchaser), Purchaser shall give Company a Title Defect Notice in accordance with the provisions of Section 9.01 on or before the date which is five (5) Business Days after Purchaser’s receipt of the updated Survey and the supplemental title report reflecting the survey exceptions that the Title Insurer would intend to reflect in the Title Policy based on its review of such updated Survey. The Seller Parties shall respond to such Title Defect Notice in accordance with Section 9.02, and Purchaser shall have the same rights and remedies set forth in Section 9.02 with respect to a Title Defect.

ARTICLE X

SURVIVAL; NO OTHER REPRESENTATIONS

10.01 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of Parent, Purchaser or Purchaser Affiliate (whether or not exercised) to investigate the Business or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Company, LLLP, Shareholders, Partners, Purchaser, Purchaser Affiliate and Parent have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement. The representations, warranties, covenants and agreements of Shareholders, Partners, Company, LLLP, Parent, Purchaser and Purchaser Affiliate contained in this Agreement will survive the Closing (a) indefinitely with respect to (i) the representations and warranties contained in Sections 2.01, 2.02, 2.13, 2.15, 2.19, 2.26, 2.32, 2.33, 3.01, 3.02 and 3.07 and (ii) the covenants and agreements contained in Article XI and Sections 1.01, 1.02, 1.05, 1.06, 1.07, 1.09, 1.08, 14.03, 14.04, 14.07, 14.08, 14.11, 14.12 and 14.13, (b) until sixty (60) days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to matters covered by Sections 2.04, 2.09 and 2.11 and (insofar as they relate to ERISA or the Code), Section 2.12 and Article VIII, (c) until one hundred and eighty (180) days after the Closing in the case of all other representations and warranties and any covenant or agreement to be performed in whole or in part on or prior to the Closing or (d) with respect to each other covenant or agreement contained in this Agreement, until twelve (12) months following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely; provided that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (b), (c) or (d) above will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under Article XI on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article XI. Any Claim Notice or Indemnity Notice must be made prior to such termination date set forth in this Section 10.01, and failure to provide such notice shall waive such claim for indemnification.

ARTICLE XI

INDEMNIFICATION

11.01 Other Indemnification.

(a) Subject to paragraph (c) of this Section and the other Sections of this Article XI, the Seller Parties, jointly and severally, shall indemnify the Purchaser Indemnified Parties in respect of, and hold each of them harmless for, from and against any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the Shareholder Representative or any one or more of the Seller Parties contained in this Agreement, provided that, with respect to (A) representations and warranties made solely with respect to a Shareholder or Partner under Sections 2.01(d), 2.01(e), 2.02(b), 2.03 (to the extent that it relates solely to a Shareholder or Partner), 2.09(g), 2.11 (to the extent that it relates solely to a Shareholder or Partner), 2.23 (to the extent that it relates solely to a Shareholder or Partner), 2.32 (to the extent that it relates solely to a Shareholder or Partner) and 2.33 (to the extent that it relates solely to a Shareholder or Partner), each Shareholder and Partner will have several (and not joint and several) liability, and (B) covenants made solely with respect to a Shareholder or Partner under Sections 4.01 (to the extent that it relates solely to a Shareholder or Partner), 4.06(o) (to the extent that it relates solely to a Shareholder or Partner), 4.08 (to the extent that it relates solely to a Shareholder or Partner), 4.09 (to the extent that it relates solely to a Shareholder or Partner), and 4.10, each Shareholder and Partner will have several (and not joint and several) liability, (ii) an Excluded Liability; (iii) an Excluded Asset, or (iv) operation of the Business, Company or LLLP on or prior to Closing except for Included Liabilities; (v) any and all other Liabilities, obligations and costs of Company or LLLP arising on or prior to the Closing Date (other than the Included Liabilities) and/or (vi) any and all other liabilities, obligations and costs of Company or LLLP arising on or prior to the Closing Date (other than the Included Liabilities) but which are brought against Parent, Purchaser, Purchaser Affiliate, Company, LLLP or any Affiliate prior to, on or after the Closing Date. In addition, subject to the other Sections of this Article XI, the Seller Parties, severally (and not jointly and severally, except for item (y) below and item (z) below to the extent that it does not relate solely to a Shareholder’s or Partner’s Shares or Partners’ Partnership Interest, for which liability shall be joint and several), shall indemnify the Purchaser Indemnified Parties in respect of, and hold each of them harmless for, from and against any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (x) the failure of any Shareholder or Partner to transfer and/or deliver good and marketable title to the Shares or the Partners’ Partnership Interests, free and clear of any Liens, (y) the failure of Company to have at Closing good and marketable title to the Company’s Partnership Interests, free and clear of any Liens and each of the Seller Parties will have joint and several liability for this item, or (z) any claim that is asserted by any Person, to the effect that such Person (1) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any shares of stock of, or any other voting, equity, or ownership interest in, Company or LLLP, or (2) is entitled to all or any portion of the Purchase Price.

(b) Subject to the other Sections of this Article XI, Purchaser, Purchaser Affiliate and Parent, jointly and severally, shall indemnify Seller Indemnified Parties in respect of, and hold each of them harmless for, from and against any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of representation or warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Parent, Purchaser or Purchaser Affiliate contained in this Agreement, (ii) an Included Liability, or (iii) the HSR Act, including without limitation, any fees, fines or penalties imposed in connection therewith.

(c) Notwithstanding anything to the contrary contained in this Agreement and except for instances of fraud or willful misconduct or a breach of any representation or warranty set forth in Section 2.32 or Section 2.33 of this Agreement, no amounts of indemnity shall be payable as a result of any claim in respect of a Loss arising under paragraph (a)(i) or (b)(i), as applicable, of this Section 11.01, unless the Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable, have suffered, incurred, sustained or become subject to Losses referred to in this Section 11.01 in excess of Two Hundred and Fifty Thousand Dollars ($250,000) in the aggregate, in which event the Purchaser Indemnified Parties or Seller Indemnified Parties, as applicable, shall be entitled to claim indemnity for the full amount of such Losses. Provided that this paragraph (c) shall not apply to a breach of a representation or warranty or covenant contained in Section 1.01, Section 1.02, Section 1.07, Section 1.08, Section 1.09, Section 2.01, Section 2.02, Section 2.05, Section 2.10, Section 2.13, Section 2.15, Section 2.19, Section 2.32, Section 2.33, Section 3.02, Section 3.06 and Section 14.07.

11.02 Method of Asserting Claim. All claims for indemnification by any Indemnified Party under Section 11.01 will be asserted and resolved as follows:

(a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 11.01 is asserted against or sought to be collected from such Indemnified Party by a Person other than Shareholder Representative (on behalf of Shareholders and Partners), any Shareholder, any Partner, Parent, Company, LLLP, Purchaser, Purchaser Affiliate, or any Affiliate of Company or of Purchaser (a “Third Party Claim”), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its Liability to the Indemnified Party under Section 11.01 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 11.02(a), then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which consent will not be unreasonably withheld, in the case of any settlement that provides for any relief other than the payment of monetary damages as to which the Indemnified Party will be indemnified in full). The Indemnifying Party will be deemed to have waived its right to dispute its Liability to the Indemnified Party under Section 11.01 with respect to any Third Party Claim as to which it elects to control the defense. The Indemnifying Party will have full control of such defense and proceedings, including any compromise or settlement thereof provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party’s delivery of the notice referred to in the first sentence of this Section 11.02(a)(i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or any of its Affiliates). Notwithstanding the foregoing, the Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under Section 11.01 with respect to such Third Party Claim and the Indemnifying Party is not named as a party to such Third Party Claim. The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.02(a)(i), and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel except as provided in the preceding sentence and except that the Indemnifying Party will pay the reasonable costs and expenses of such separate counsel if (A) in the Indemnified Party’s good faith judgment, it is advisable, based on advice of counsel, for the Indemnified Party to be represented by separate counsel because a conflict or potential conflict exists between the Indemnifying Party and the Indemnified Party which makes representation of both parties inappropriate under applicable standards of professional conduct or (B) the named parties to such Third Party Claim include both the Indemnifying Party and the Indemnified Party and the Indemnified Party determines in good faith, based on advice of counsel, that defenses are available to it that are unavailable to the Indemnifying Party. Notwithstanding anything in this Section 11.02(a)(i) to the contrary, the Indemnifying Party shall not have the right to retain, assume, take over or otherwise control (but has the right to participate in, to the extent that such participation does not waive any applicable attorney-client or work product privilege,) any defense or settlement of a Third Party Claim that (A) involves a claim to which the Indemnified Party reasonably believes will (i) result in a material adverse effect on the Indemnified Party’s business, liabilities, financial condition, gaming licenses, operations or results of operations (if the Indemnified Party is the Parent or Purchaser), or (ii) result in a Material Adverse Change (if the Indemnified Party is Company or LLLP), (B) seeks solely non-monetary relief from the Indemnified Party, (C) involves criminal allegations with respect to the Indemnified Party, or (D) is one in which the Indemnifying Party is also a party and joint representation would result in a conflict of interests or as to the principal allegations there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party.

(ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 11.02(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith to a final conclusion or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, reasonably cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its Liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this clause (ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its Liability to the Indemnified Party with respect to the Third Party Claim under Section 11.01 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its Liability to the Indemnified Party with respect to such Third Party Claim, the Loss arising from such Third Party Claim will be conclusively deemed a Liability of the Indemnifying Party under Section 11.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof.

In the event any Indemnified Party has a claim under Section 11.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby.

(b) If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a Liability of the Indemnifying Party under Section 11.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof.

(c) Indemnification under this Article XI and under Article VIII shall be the exclusive remedy for any and all breach(es) under this Agreement after the Closing, absent fraud or willful misconduct.

11.03 Maximum Liability. Except in the case of fraud or willful misconduct as to the Shareholder or Partner that committed such fraud or willful misconduct and except as provided below, the maximum liability under this Article XI of Shareholders, Partners, Company or LLLP on the one hand, or Parent, Purchaser Affiliate or Purchaser on the other, (A) with respect to claims for indemnification asserted prior to the Closing, shall not exceed an amount equal to the Option Payment (unless or until a Closing occurs or the Purchase Price is paid to Company, the Shareholder Representative and/or to Shareholders and Partners), or (B) with respect to all other claims for indemnification on or after the Closing, shall not exceed twenty-five percent (25%) of the Purchase Price; provided however, that the foregoing limitation on liability shall not apply to limit or reduce any Shareholder’s or Partner’s Liability under this Article XI or otherwise for any Losses arising from: (i) any breach of any representation or warranty or any nonfulfillment of or failure to perform any covenant or agreement set forth in Section 2.32, Section 2.33 or Section 4.06(o), (ii) the failure of any Shareholder or Partner to transfer and/or deliver good and marketable title to the Shares or the Partners’ Partnership Interests, free and clear of any Liens, (iii) the failure of Company to have at Closing good and marketable title to the Company’s Partnership Interests, free and clear of any Liens, or (iv) any claim that is asserted by any Person, to the effect that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any shares of stock of, or any other voting, equity, or ownership interest in, Company or LLLP, or (b) is entitled to all or any portion of the Purchase Price, for which such Shareholder’s or Partner’s Liability shall not exceed one hundred percent (100%) of such Person’s Allocable Portion of the Purchase Price, except in the case of fraud or willful misconduct, in which case such Person’s Liability shall not be limited. In addition, except in the case of fraud or willful misconduct as to the Shareholder or Partner that committed such fraud or willful misconduct and except with respect to any claim or series of related claims for indemnification with respect to any of the matters described in Section 11.01(a)(i)(A), Section 11.01(a)(i)(B), Section 11.03(ii), Section 11.03(iii) or Section 11.03(iv), above, the maximum liability of any Shareholder or Partner with respect to any claim or series of related claims for indemnification under this Article XI shall be further limited to such Person’s Pro Rata Liability with respect to such claim or series of related claims. The maximum liability of the Shareholders, Partners, Company and LLLP under Article XI shall be determined after taking into account any monies paid by Shareholders and Partners pursuant to Section 9.02 hereof to cure Title Defects, other than any monies paid to cure any Type A Title Defect described in item (II) or item (III) of Section 9.02. Notwithstanding anything contained in this Agreement, the Option Agreement or any of the Ancillary Agreements to the contrary, in the event that the Closing occurs, Company and LLLP shall have no liability for contribution or otherwise to any Shareholder or Partner or to the Shareholder Representative based on any covenant, obligation, representation or warranty made under this Agreement, the Option Agreement or any of the Ancillary Agreements (including without limitation as a result of any inaccuracy or breach thereof), and the Shareholder Representative (on behalf of each

Shareholder and Partner) and each Shareholder and Partner hereby irrevocably releases and waives any right to contribution or any other rights it may have against Company or LLLP as a result of any covenant, obligation, representation or warranty made by Company or LLLP under this Agreement, the Option Agreement or any of the Ancillary Agreements (including without limitation as a result of any inaccuracy or breach thereof) or as a result of such Shareholder’s or Partner’s agreement to indemnify the Purchaser Indemnified Parties under this Agreement, the Option Agreement or any of the Ancillary Agreements, and the Shareholder Representative (on behalf of each Shareholder and Partner) and each Shareholder and Partner hereby irrevocably releases Company and LLLP from any and all such Liabilities.

11.04 Authority of Shareholder Representative Relating to Indemnification Matters. Each of the Shareholders and Partners hereby authorizes and directs the Shareholder Representative to make all decisions, settle and/or prosecute all claims and otherwise handle all matters relating to any claims of indemnification for or against the Shareholders or Partners as contemplated in this Article XI. The Purchaser Parties may rely on the authority granted to the Shareholder Representative in resolving all claims of indemnification as contemplated in this Article XI. Notwithstanding any conflicting or inconsistent provisions in this Agreement, the Shareholders and Partners agree that the Shareholder Representative shall have the right and option to respond to a demand for indemnification hereunder either by (a) paying the amount demanded in full, in which event Shareholder Representative shall be entitled to obtain contribution and reimbursement from the Shareholders and Partners to the extent of each Shareholders’ and Partners’ Pro Rata Liability, or (b) with respect to any claim or series of related claims for which each Shareholder’s and Partner’s liability is limited to such Person’s Pro Rata Liability, paying a portion of the amount demanded, reflecting the Pro Rata Liability of the Shareholder Representative in its capacity as a Shareholder and Partner (and any other Shareholders or Partners that contributed to such indemnity payment as Shareholder Representative may identify in its notice to Purchaser accompanying such indemnity payment), in which event the Purchaser Indemnified Parties shall be entitled to obtain indemnity for such claim or series of related claims to the extent of the non-contributing Shareholders’ and Partners’ Pro Rata Liability.

ARTICLE XII

TERMINATION

12.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time before the Closing, by mutual written agreement of the Shareholder Representative (on behalf of each Shareholder and Partner), Company and LLLP, on the one hand, and the Purchaser Parties, on the other;

(b) at any time before the Closing without Liability to the terminating party, by the Purchaser Parties, on the one hand, or the Shareholder Representative (on behalf of each Shareholder and Partner), Company and LLLP, on the other hand, in the event that any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement upon notification of the non-terminating party by the terminating party and the terminating party is not then in material breach of this Agreement;

(c) at any time before the Closing, by the Shareholder Representative (on behalf of each Shareholder and Partner), Company and LLLP, on the one hand, or the Purchaser Parties, on the other, in the event (i) of a material breach of this Agreement by the non-terminating party if such non-terminating party fails to cure such breach within twenty (20) Business Days following notification thereof by the terminating party or (ii) upon notification of the non-terminating party by the terminating party that the satisfaction of any conditions to the terminating party’s obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach hereof by the terminating party; or

(d) at any time after the earlier of (i) the date that is twelve (12) months after the Submission Date, or (ii) December 31, 2007, by the Shareholder Representative (on behalf of each Shareholder and Partner), Company and LLLP, on the one hand, or the Purchaser Parties, on the other, without Liability to the terminating party, upon notification of the non-terminating party by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party.

12.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 12.01 above, this Agreement will forthwith become null and void, and, except as set forth in the next sentence, there will be no Liability or obligation on the part of any of the Seller Parties or any of the Purchaser Parties (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that the provisions of Sections 14.03, 14.07, 14.11, 14.12, 14.13, 14.14 and 14.16 and the Mutual Non-Disclosure Agreement will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to clauses (b), (c) or (d) of Section 12.01 above, the Seller Parties, jointly and severally, will remain liable to the Purchaser Parties for any breach of this Agreement by any of the Seller Parties existing at the time of such termination, and the Purchaser Parties, jointly and severally, will remain liable to the Seller Parties for any breach of this Agreement by any of the Purchaser Parties existing at the time of such termination, and the Seller Parties or the Purchaser Parties, as the case may be, may seek such remedies, including damages and reasonable attorneys’ fees, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity; provided, however, except in the case of fraud or willful misconduct, the maximum liability under this Section 12.02 of the Seller Parties on the one hand, or the Purchaser Parties on the other, shall not exceed an amount equal to the Option Payment; and provided further that except in the case of fraud or willful misconduct, the maximum liability under this Section 12.02 of any Shareholder or Partner shall be limited to such Person’s Pro Rata Liability of the liabilities under this Section 12.02.

ARTICLE XIII

DEFINITIONS

13.01 Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

“Accounts Receivable” has the meaning ascribed to it in the definition of “Assets” set forth below.

“Acquisition Election Notice” means the Acquisition Election Notice delivered under Section 6(b) of the Option Agreement.

“Acquisition Proposal” has the meaning ascribed to it in Section 4.08.

“ACSM” means the American Congress on Surveying and Mapping.

“Actions or Proceedings” means any action, suit, investigation, proceeding, arbitration, including but not limited to by any Governmental or Regulatory Authority.

“Advance Reservations” has the meaning ascribed to it in the definition of “Assets” set forth below.

“Affected Employees” has the meaning ascribed to it in Section 4.12.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

“Agreement” means this Purchase Agreement and the Exhibits, the Company Disclosure Schedule, any Purchaser Party disclosure schedules delivered under Article III, any other schedules hereto and the certificates delivered in accordance with Section 7.01, as the same shall be amended from time to time.

“Allocable Portion” means, with respect to the share of any Shareholder or Partner, as applicable, in a particular amount, the percentage that is set forth next to such Person’s name on the signature page of this Agreement.

“ALTA” means the American Land Title Association.

“Amendment” has the meaning ascribed to it in the forepart of this Agreement.

“Ancillary Agreement” means each of those agreements necessary to Close this transaction, including the Assignment Instruments, stock powers, FIRPTA certificates, Seller’s affidavits, releases, certificates of resolutions, organizational documents, good standing and incumbency, and such other documents, instruments, or agreements reasonably requested by either party or the Title Insurer.

“Approved Gaming Contracts” has the meaning ascribed to it in the definition of “Assets” set forth below.

“Assets” means, collectively, all of the properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, whether accrued, contingent or otherwise, and whether now existing or hereafter acquired (other than the Excluded Assets) used or held for use in connection with the Business or otherwise owned by the Company or LLLP, free and clear of all Liens except for Permitted Liens, including but not limited to such properties, assets and rights in the following:

(a) The Real Property. The real property described in Schedule 1.01(a)(i) of the Company Disclosure Schedule, and all of the rights arising out of the ownership thereof or appurtenant thereto (including, without limitation, any and all easements relating thereto) (the “Real Property”), together with all buildings, structures, facilities, fronton, fixtures and other improvements thereto (the “Improvements”) and all licenses, permits, approvals and qualifications relating to the Real Property issued to Company by any Governmental or Regulatory Authority;

(b) Included Contracts. Subject to Section 1.07, the following contracts (collectively the “Included Contracts”): (A) the County Agreement; (B) the Florida School Boards Association Agreement; (C) the City of Dania Beach Agreement, to be executed by Company after consultation with Purchaser; (D) the Jai Alai Purse Incentive Agreement to be executed by Company after consultation with Purchaser; (E) each of the player contracts between Company and the Dania Jai Alai players set forth on Schedule 1.01(a)(ii) of the Company Disclosure Schedule (collectively, the “Player Contracts”); (F) such other contracts as set forth on Schedule 1.01(a)(ii) of the Company Disclosure Schedule; (G) the Operating Agreements; and (H) the Union Agreement; (each of the contracts listed in (A) through (D) above, collectively referred to as the “Approved Gaming Contracts”).

(c) Tangible Personal Property. All furniture, fixtures, equipment, machinery, appliances, consumables, inventory, merchandise, liquor, food, supplies, spare and replacement parts, computers, radio frequencies, gaming and betting tables and paraphernalia, inventory, cards, wagering tickets, chips and tokens and other related wagering equipment, point of sale equipment, maintenance equipment, signs and signage, cleaning supplies, uniforms, jai alai sports equipment and paraphernalia, silverware, glassware, chinaware, pots, pans and utensils and supplies used or held for use in connection with the operation of the Business, and other tangible personal property used or held for use by Company or LLLP in the conduct of the Business, including, without limitation, the items listed in Schedule 1.01(a)(iii) of the Company Disclosure Schedule, (the “Tangible Personal Property”);

(d) Other Rights. All third party guarantees, warranties, indemnities and similar rights in favor of Company or LLLP with respect to any Asset;

(e) Reservations Customer Credit Files and Telephone Numbers. All advance reservations, bookings, security deposits and payments made to Company on or prior to the Closing Date with regard to any reservations for events following the Closing Date (the “Advance Reservations”), and original customer credit files with respect to the conduct of the Business and any telephone numbers used exclusively in connection with the Business;

(f) Books and Records. All Books and Records other than the Excluded Books and Records (collectively, the “Business Books and Records”), including customer lists and customer databases relating solely to the Business (the “Business Customer Lists”) and all Books and Records required by law to be maintained at the Business;

(g) Intangible Personal Property. The jai alai and other pari-mutuel permits and licenses held by each of Company and LLLP (including the Slot Machine Licenses under Section 4.01 hereof), all alcoholic beverages licenses held by each of the Company and LLLP, and all Intellectual Property used or held for use and necessary to conduct the Business as it is presently conducted (including, without limitation, player tracking systems, the URLs and www.betdania.com and any other websites used in connection with the Business including the design and content thereof, cashless wagering systems and intangible associated equipment, and all goodwill associated therewith), and all rights, privileges, claims, causes of action and options relating or pertaining to the Intellectual Property, the Business or the Assets, including without limitation the Intangible Personal Property listed in Schedule 1.01(a)(vii) of the Company Disclosure Schedule (collectively, the “Intangible Personal Property”);

(h) Surveys. All surveys, as-built surveys, plans and specifications in the possession, or control, of Company or LLLP or their respective agents (e.g., surveyors) relating to the Real Property as set forth on Schedule 1.01(a)(viii) of the Company Disclosure Schedule (the “Surveys”);

(i) Other Assets. All other assets and properties, other than the Excluded Assets, of Company or LLLP used or held for use in connection with the Business, including but not limited to those set forth on Schedule 1.01(a)(ix) of the Company Disclosure Schedule (the “Other Assets”);

(j) Credits. The County Credits and, to the extent that the same are not extinguished by the sale of the Shares and Partners’ Partnership Interests hereunder, the Tax Credits”); and

(k) Company’s Partnership Interests. All of the Company’s Partnership Interests.

“Assignment Instruments” has the meaning ascribed to it in Section 1.04.

“Basis Point” means 1/100th of one percent (1%).

“Benefit Plan” means any Plan established by Company, or any predecessor or Affiliate of Company, existing at the Closing Date or prior thereto, to which Company contributes or has contributed, or under which any employee, former employee or director of Company or any dependent or beneficiary thereof is covered, is eligible for coverage or has benefit rights.

“Books and Records” means all files, documents, instruments, papers, books and records relating to the Business, Assets, Shares, Partnership Interests, Included Liabilities, Company, LLLP, subsidiaries of Company, or condition of Company, including, without limitation, lists of suppliers, books of accounts, financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, stock transfer books, corporate seals, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans, environmental studies, audits, plans, surveys, designs, models and specifications, whether contained in an electronic database or any other form.

“Business” has the meaning ascribed to it in the forepart of this Agreement.

“Business Books and Records” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Business Customer Lists” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of Florida are authorized or obligated to close.

“Business or Condition of Company” means the business, financial condition or results of operations of Company.

“Cash on Hand” has the meaning ascribed to it in Section 1.10.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations promulgated thereunder.

“Claim Notice” means written notification pursuant to Section 11.02(a) of a Third Party Claim as to which indemnity under Section 11.01 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 11.01, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

“Closing” means the closing of the transactions contemplated by Section 1.04.

“Closing Date” means (a) the later of (x) thirty (30) days after the date of the Acquisition Election Notice or (y) the second Business Day after the day on which the last of the conditions described in Articles VI and VII hereof above has been satisfied or waived, or (b) such other date as Purchaser and Company mutually agree upon in writing.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Stock” has the meaning ascribed to it in Section 1.01.

“Company” has the meaning ascribed to it in the forepart of this Agreement.

“Company Disclosure Schedule” has the meaning ascribed to it in the first paragraph of Article II.

“Seller Indemnified Parties” means Shareholders and Partners and their respective officers, directors, employees, trustees, shareholders, partners, agents and Affiliates.

“Company Plans” has the meaning ascribed to it in Section 2.12(a).

“Company Release” has the meaning ascribed to it in Section 6.13.

“Company Slot Application” has the meaning ascribed to it in Section 4.01(a).

“Company’s Group” has the meaning ascribed to it in Section 2.09(a).

“Company’s Partnership Interests” have the meanings ascribed to such terms in Section 1.02.

“Condition of the Business” means the business, financial condition, results of operations, Assets and Properties and prospects of the Business, Company, and LLLP.

“Consulting Agreement” shall have the meaning ascribed to it in Section 7.03.

“Continuing Employees” has the meaning ascribed to it in Section 4.12.

“Contract” means any written, oral, implied or other agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement, understanding, arrangement, instrument, guaranty, indemnity, warranty, deed, assignment, power of attorney, certification, purchase order, work order, insurance policy, Plan, commitment, covenant, assurance, or other contract of any nature to which such Person is a party or by which it or its properties may be bound or affected or under which it or its respective business, properties or assets receive benefits.

“County” means Broward County, a political subdivision of the State of Florida.

“County Agreement” means that certain agreement, dated January 21, 2005, between the County, Company and LLLP, Regarding Slot Machines in a Parimutuel, approved by the County on January 18, 2005.

“County Credit” has the meaning ascribed to it in Section 1.05(h).

“County Payments” has the meaning ascribed to it in Section 1.05(h).

“Dispute Period” means the period ending thirty (30) days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

“Effective Date” has the meaning ascribed to it in the forepart of this Agreement.

“Employee” means each employee, officer or consultant of Company or LLLP.

“Environmental Claim” has the meaning ascribed to it in Section 2.19(c).

“Environmental Law” means any federal, state, or local law (including common law), statute, code, ordinance, order, rule, regulation, judgment, decree, injunction, writ, edict, award, authorization, or other legally binding and enforceable requirement by any Governmental or Regulatory Authority relating to any environmental, health or safety matters.

“Environmental Permits” has the meaning ascribed to it in Section 2.19(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” has the meaning ascribed to it in Section 2.12(a).

“Estoppel Certificate” means the written certification, issued not more than thirty (30) days prior to the Closing Date by a lessor, sublessor, lessee, sublessee or licensee or other party to a lease or occupancy agreement, stating (a) that such lease or occupancy agreement is (i) in full force and effect and (ii) has not been modified or amended except as described therein, (b) the date to which rental has been paid, (c) that no default or event of default exists thereunder and (d) that to the best of the knowledge of the issuer thereof, no event has occurred which, with the giving of notice or lapse of time or both, would be a default or event of default thereunder.

“Excluded Assets” means, collectively, the following assets and properties of Company or LLLP:

(a) Cash and Investments. All cash (including checks received prior to the close of business on the Closing Date, whether or not deposited or cleared prior to the Closing Date), including, without limitation, cage cash, drop boxes, valet register, commercial paper, certificates of deposit and other bank deposits, treasury bills and other cash equivalents, debt or equity securities held for investment (including interests in investment partnerships, hedge funds and similar investments), except for Cash on Hand, insurance proceeds and condemnation awards with respect to Assets, and Purchaser’s Shared Proceeds, which shall constitute Assets and shall be retained by Company at Closing by addition to the Purchase Price;

(b) Accounts Receivable. All trade accounts receivable of Company or LLLP existing on the Closing Date, including without limitation, funds accrued from Offsite Wagering prior to the Closing Date;

(c) Tax Refunds. All refunds or credits (other than Tax Credits), if any, of Taxes due to or from Company or LLLP (or to or from any Shareholder or Partner in their capacity as the holder of any equity interest in Company or LLLP) by reason of its ownership of the Assets or operation of the Business to the extent attributable to any time or period ending at or prior to the Closing Date;

(d) Excluded Books and Records. The minute books, stock transfer books and corporate seal of the Excluded Entities and any other Books and Records relating solely to the Excluded Assets or the Excluded Liabilities (the “Excluded Books and Records”);

(e) Litigation Claims. All rights (including indemnification) and claims and recoveries under litigation of Company against third parties (other than rights, claims and recoveries that are described in the definition of “Assets” above, which shall be an asset of the Company at Closing) arising out of or relating to events prior to the Closing Date (collectively, the “Excluded Litigation”), including those matters listed in Schedule 1.01(b)(vii) of the Company Disclosure Schedule;

(f) Excluded Contracts. The rights of Company or LLLP in, to and under any Contract that is not an Included Contract (collectively, the “Excluded Contracts”), including those Contracts listed in Schedule 1.01(b)(viii) of the Company Disclosure Schedule;

(g) Additional Excluded Assets. The rights of Company and LLLP in and to those other Excluded Assets listed on Schedule 1.01(b)(x) of the Company Disclosure Schedule, including without limitation, that certain (1) marina located in Broward County, Florida owned by Company (the “Marina”), (2) the lease of the Marina and any all revenue, rights and obligations related to the Marina, (3) the personal property, artwork, furniture, records and other assets owned by Company, LLLP or their employees (as listed on Schedule 1.01(b)(x) of the Company Disclosure Schedule) that may currently be located at the Real Property, (4) those two automobiles listed on such Schedule 1.01(b)(x) of the Company Disclosure Schedule, and (5) the interest in Terraverde Investments, LLC; and

(h) Purchase Price. All or any portion of the Purchase Price, including without limitation, the Initial Option Payment and the Second Option Payment, if any, that is held by the Company or LLLP for the benefit of a Shareholder or Partner at the Closing.

“Excluded Books and Records” has the meaning ascribed to it in the definition of “Excluded Assets” set forth above.

“Excluded Liabilities” means (i) any and all Liabilities of Company or LLLP (or any of their subsidiaries) of any kind, character or description whatsoever arising prior to the Closing, whether or not asserted, existing, pending, or threatened prior to, on or after the Closing Date (other than the Included Liabilities) and (ii) any and all Liabilities of any Shareholder or Partner of any kind, character or description whatsoever, including, without limitation, those Liabilities listed in Schedule 1.02(b) of the Company Disclosure Schedule and any and all Liabilities under obligations arising, created or entered into prior to the Closing, whether or not asserted, existing, pending, or threatened prior to, on or after the Closing Date (other than the Included Liabilities), whether oral or written, to which Company or LLLP is a party or otherwise affecting the Business, Company or LLLP. None of the Purchaser Parties shall have any Liability for any Excluded Liability, and neither Company nor LLLP shall have any Liability for any Excluded Liability after the Closing, and Shareholders and Partners shall discharge in a timely manner or shall make adequate provisions for all of the Excluded Liabilities. Excluded Liabilities include, without limitation, the following:

(a) Tort and Product Liabilities. Any Liability with respect to the Business, Company or LLLP arising from accidents, occurrences, misconduct, negligence, trespass, nuisance, breach of fiduciary duty, or statements made or omitted to be made on or prior to the Closing Date, whether or not covered by workers’ compensation or other forms of insurance in effect either at the time of the accident, occurrence, or relevant conduct or at the time at which the claim with respect thereto is made, or claims for injuries, property damage, or other losses arising with respect to the operation of the Business, the Assets, Company or LLLP on or prior to the Closing Date;

(b) Employee and Agent Liabilities. Any Liability with respect to the Business, Company or LLLP arising from tort, statute, code, ordinance or contract, or otherwise relating to employees or agents of Company or LLLP, or persons asserting claims on their behalf, or in respect of their condition, injury, or death, in any case arising from or related to a condition in existence or any act or omission occurring on or prior to the Closing Date, whether or not covered by workers’ compensation or other forms of insurance in effect either at the time of the accident, act, omission, or relevant conduct or at the time at which the claim with respect thereto is made, including any Liability relating to (A) any claim relating to an employee, employment compensation (including, but not limited to claims for minimum wages or overtime compensation), benefits, and similar matters arising on or prior to the Closing (or arising after the Closing, from events that occur prior to the Closing); (B) the termination of employment of any employee of Company or LLLP on or prior to the Closing Date (including vacation and severance obligations), including any Affected Employee; (C) any claim for any injury suffered, illness contracted, condition developed, or exposure received, by any employee or agent of Company or LLLP prior to the Closing (including any Liability incurred after the Closing Date for the pre-Closing portion of any such pre-existing injury, illness, condition, or exposure); (D) any claim based on alleged discrimination, harassment, the failure to provide accommodation, whistle blowing or violation of any Law arising prior to the Closing (or arising after the Closing, from events that occur prior to the Closing); or (E) any and all claims (arising prior to Closing or arising after the Closing from events that occur prior to the Closing) brought under The Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Civil Rights Act of 1991, 42 USC §§ 1981-86, as amended, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act, the Florida Civil Rights Act of 1992 f/k/a Human Rights Act of 1977, the Florida Whistle-Blower Law (Fla. Stat. § 448.101 et seq), the Florida Equal Pay Act, The Fair Labor Standards Act and any claims under the Florida Constitution.

(c) Environmental Liabilities. Any Liability for Environmental Claims and all Losses of any kind or nature whatsoever in connection with or in any way arising from (i) the presence of any Hazardous Materials on, in, under, emitted from, or affecting all or any portion of the Assets on or prior to the Closing Date (or any condition resulting therefrom); (ii) the presence of any Hazardous Materials on, in, under, emitted from, or affecting all or any portion of the Assets on or after the Closing Date (or any condition resulting therefrom) attributable to conditions existing during the period prior to the Closing that Company, LLLP or a Predecessor

Entity owned the Assets; (iii) the transportation or presence at any other location of Hazardous Materials relating to the Business, Company or LLLP during the period prior to the Closing that Company, LLLP or a Predecessor Entity owned the Assets (or any condition resulting therefrom), including any such Losses incurred as a result of any natural resource damages; (iv) any failure to comply with, or any violation of any Environmental Law during the period prior to the Closing that Company, LLLP or a Predecessor Entity owned the Assets (or any condition resulting therefrom); or (v) any act, omission, event, occurrence or condition caused by Company, LLLP or a Predecessor Entity during the period prior to the Closing that Company, LLLP or a Predecessor Entity owned the Assets, whether or not asserted, pending, or threatened before the Closing Date, including, without limitation, any such Environmental Claims or Losses relating to any investigation, site monitoring, containment, clean-up, removal, restoration, or other remedial work (or any condition resulting therefrom);

(d) Certain Liabilities Related to Included Contracts. Any Liability of Company or LLLP under or with respect to any Included Contract with respect to matters arising or accruing prior to the Closing, whether or not asserted, pending, or threatened prior to, on or after the Closing Date, and any other Liability of Company arising out of a breach occurring prior to the Closing Date of any provision of an Included Contract, and any misrepresentation or omission to make any statement on or prior to the Closing Date related to any Included Contract;

(e) Litigation Liabilities. Any Liability for any claim, or arising in any legal proceeding, relating to the Business, Company or LLLP, or to which Company or LLLP is a party, to the extent relating to any act, omission, event, occurrence, or condition before the Closing Date, whether or not asserted, pending, or threatened before the Closing Date, and any Liability arising under the Excluded Litigation;

(f) Liabilities for Violation of Law. Any Liability of Company or LLLP for any failure to comply with, or any violation of any Law, which failure or violation (x) occurred, (y) was alleged and proven to have occurred, or (z) was settled and where it was uncontested to have occurred, on or prior to the Closing Date;

(g) Liabilities for Infringement. Any Liability of Company or LLLP to the extent relating to periods on or before the Closing Date whether or not asserted, pending or threatened, for any infringement of the rights of any other Person relating to the use of the Intangible Personal Property, or any rights of any other Person relating to the Intangible Personal Property pursuant to any license, sublicense, or agreement;

(h) Liabilities Related to Excluded Assets. Any Liability of Company or LLLP under or relating to an Excluded Asset and any Liability under or relating to any Excluded Entity;

(i) Liabilities to Affiliates. Any Liability of Company or LLLP to any shareholder, partner or Affiliate of Company or LLLP other than those Liabilities arising under any Included Contracts after the Closing that do not relate to, are not arising out of or are not in connection with conditions that existed prior to the Closing;

(j) Tax Liabilities. Subject to Section 1.05 hereof, any Liability of Company or LLLP for Taxes arising on or prior to the Closing, and any Liability of any Shareholder or any Partner for Taxes whether arising on, prior to or after the Closing, including without limitation (A) any Liability for Taxes on the transfer contemplated hereby (other than Transfer Taxes which are treated in Section 8.01 hereof); (B) any liabilities for Taxes attributable to the ownership of the Assets or operations of the Business for any period on or prior to the Closing Date; (C) any Liability for Taxes attributable to the transfer of Company’s or LLLP’s interests in any of the Excluded Entities; and (C) any Liability for the Taxes of any other Person, whether as a transferee or successor, by Contract, or otherwise, provided however, that for the avoidance of doubt, it is agreed that Included Liabilities shall include all Taxes arising from the ownership of the Assets or operation of the Business, Company and LLLP after the Closing;

(k) Employee Benefit Plans. Any Liability related to any Benefit Plan of Company or LLLP or any other employee benefit plan currently or previously maintained or contributed to by any ERISA Affiliate, arising prior to the Closing, whether or not asserted, pending, or threatened prior to, on or after the Closing Date.

(l) Liabilities from Prior Operation of the Business. To the extent not specifically included in any of the foregoing provisions of this definition, all Liabilities incurred in connection with the operation of the Business, Company or LLLP up to and including the Closing Date (including all Liabilities arising from the conduct of the Business resulting from events or conditions occurring prior to and including the Closing Date), unless any such Liability or obligation has been specifically identified as an Included Liability hereunder;

(m) Commissions. Any Liability for claims for brokerage commissions or finder’s fees incurred by reason of any action taken by any of the Selling Parties or any Affiliate, shareholder, or partner thereof but not related to any liability for claims for brokerage commissions or finder’s fees incurred by reason of any action (other than those contemplated hereunder) taken by the Purchaser Parties, or any Affiliate thereof; and

(n) Pre-Closing Transfer of Excluded Entities and other Excluded Assets. Any Liability attributable to the transfer of Company’s or LLLP’s interests in any of the Excluded Entities or other Excluded Assets.

“Excluded Litigation” has the meaning ascribed to it in the definition of “Excluded Assets” set forth above.

“Facility” shall mean the Dania Beach Jai-Alai pari-mutuel location currently operated by Company.

“Fee Title Policy” has the meaning ascribed to it in Section 9.03.

“Financial Statements” has the meaning ascribed to it in Section 2.06(a).

“FIRPTA Affidavit” has the meaning ascribed to it in Section 6.09.

“Florida School Boards Association Agreement” means that certain letter agreement, dated October 22, 2004, by and among the Florida School Boards Association, Company and the other entities operating pari-mutuel facilities located in Broward and Miami-Dade Counties, Florida.

“GAAP” means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

“Gaming Laws” means the Chapter 550, the Chapter 551 and Section 849.086, Florida Statutes, and the rules and regulations promulgated thereunder and, in the case of Parent , Purchaser and Purchaser Affiliate, any additional gaming laws of any jurisdiction to which either is subject as a result of the operation of its Business.

“General Assignment” has the meaning ascribed to it in Section 1.04.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, administrative or other agency, commission, gaming authority, official or other authority or instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

“Hazardous Material” means any waste, chemical, or other material, or substance regulated under any Environmental Law including, without limitation, any which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “infectious waste,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances” or “toxic pollutants” under any Environmental Law.

“HSR Act” means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder.

“IJAPA” has the meaning ascribed to it in Section 2.24(c).

“Immigration Act” has the meaning ascribed to it in Section 2.30.

“Improvements” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Included Contracts” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Included Liabilities” means, collectively, the following Liabilities of Company and LLLP, in each case to the extent arising out of or relating to the Business or the Assets as the same shall exist at the Closing Date, and no other Liabilities:

(a) Accounts Payable. Subject to Section 1.09, all obligations of Company or LLLP with respect to accounts payable of the Business outstanding on the Closing Date and reflected on the Operations Settlement Statement;

(b) Included Contracts. Subject to the provisions of Section 1.07, all obligations of Company or LLLP under the Included Contracts arising and to be performed on or after the Closing Date, and excluding any such obligations arising or to be performed prior to the Closing Date other than the obligation of the Company to make those certain payments to Broward County, Florida prior to the Closing Date set forth in Schedule 1.02(a)(ii) of the Company Disclosure Schedule pursuant to the County Agreement;

(c) Reservations. All obligations of Company or LLLP with respect to Advance Reservations;

(d) Post-Closing Liabilities. All Liabilities arising from the conduct of the Business to the extent (A) resulting from events or conditions occurring in connection with the operation of the Business by Company, Purchaser or their Affiliates following the Closing Date or (B) arising out of the Assets and occurring after the Closing Date;

(e) Uncashed Tickets. Subject to Section 1.09, Liabilities for Uncashed Tickets (as defined below); and

(f) Payments. The Unreimbursed Payments.

“Income Taxes” means any and all Taxes based upon or measured by gross or net income, receipts (other than sales and use taxes), capital or net worth.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Indemnified Party” means any Person claiming indemnification under any provision of Article XI.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article XI.

“Indemnity Notice” means written notification pursuant to Section 11.02(b) of a claim for indemnity under Article XI by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

“Inspections” has the meaning ascribed to it in Section 4.03(e).

“Intangible Personal Property” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Intellectual Property” means all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks, copyrights, trade secrets and other intellectual property rights.

“IRS” means the Internal Revenue Service.

“Jai Alai Players Association” shall have the meaning ascribed to it in Section 2.24(c).

“Jai Alai Purse Incentive Agreement” shall mean the jai alai purse incentive rate agreement with the IJAPA.

“Knowledge of Company” means the actual knowledge, after due inquiry, of the directors, executive officers and general managers of Company.

“Knowledge of LLLP” means the actual knowledge, after due inquiry, of the general partner of LLLP.

“Knowledge of Parent” means the actual knowledge, after due inquiry, of the directors and executive officers of Parent.

“Knowledge of Partner” means, with respect to any Partner who is an individual, the actual knowledge, after due inquiry, of such Partner, and with respect to any Partner that is an entity, the actual knowledge, after due inquiry, of the directors and executive officers of such Partner.

“Knowledge of Purchaser” means the actual knowledge, after due inquiry, of the directors and executive officers of Purchaser.

“Knowledge of Purchaser Affiliate” means the actual knowledge, after due inquiry, of the directors and executive officers of Purchaser Affiliate.

“Knowledge of Shareholder” means, with respect to any Shareholder who is an individual, the actual knowledge, after due inquiry, of such Shareholder, and with respect to any Shareholder that is a trust, the actual knowledge, after due inquiry, of the trustee of such Shareholder.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Leases” means leases, subleases, occupancy and concession agreements affecting the Real Property.

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, hypothecation, mortgage, equity, trust, equitable report, claim, preference, right of possession, lease, tenancy, license, enrichment, covenant, infringement, interference, Order, proxy, option, warrant, right of first refusal, preemptive right, community property interest, defect, exception, limitation, impairment, imperfection of title, condition, restriction or other encumbrance of any kind (including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership), or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“LLLP” has the meaning ascribed to it in the forepart of this Agreement.

“Loss” or “Losses” means any and all damages, fines, penalties, deficiencies, losses, costs and expenses (including without limitation interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or investigations or of any claim, default or assessment or costs of environmental investigation, monitoring, containment, clean-up, removal, restoration, remedial work or natural resource damages).

“Marina” shall have the meaning ascribed to it in the definition of “Excluded Assets” set forth above.

“Material Adverse Change” shall mean changes, events or effects, that are materially adverse to (i) the Business, the Condition of the Business, the Assets, Company, LLLP, the Included Liabilities, the Liabilities, the Shares, or the Partnership Interests or (ii) the ability of any Seller Party to perform their respective obligations under this Agreement or to consummate the transactions contemplated by this Agreement, provided, that, if such Material Adverse Change can be quantified to a dollar amount, such amount shall not be less than Three Million Dollars ($3,000,000).

“Maximum Cure Amount” has the meaning ascribed to it in Section 9.02.

“Monro” shall have the meaning ascribed to it in Section 2.01(b).

“Mutual Non-Disclosure Agreement” shall mean the Mutual Non-Disclosure Agreement, dated January 14, 2005 between Company and Parent.

“NPL” means the National Priorities List under CERCLA.

“Offsite Wagering” has the meaning ascribed to it in Section 1.09.

“Operating Agreements” means each service contract, equipment lease, billboard lease, software license agreement, sign lease, lease and other Contract affecting the Real Property, Assets or the Business that (i) Purchaser has agreed to accept as an Included Contract by initialing the Contract on Schedule 2.16(a) of the Company Disclosure or any Updated

Company Disclosure Schedule, (ii) Purchaser has otherwise consented to in writing pursuant to the terms of this Agreement or the Option Agreement, (iii) was entered into in the Ordinary Course of Business and does not provide for payments of more than $200,000 in the aggregate in any year [(or can be cancelled without penalty upon not more than thirty (30) days written notice)]; provided, that, the aggregate annual payment obligations after Closing of all Contracts under this clause (iii) shall not exceed $500,000.

“Operations Settlement Statement” means a final accounting, as of the Closing Date, prepared by Company accountants and reviewed by Purchaser accountants in the period between 11:59 p.m. on the Closing Date and twelve o’clock noon on the day immediately following the Closing Date, the results of which shall be incorporated into a written Operations Settlement Statement which shall be executed by Shareholder Representative (on behalf of the Shareholders and Partners), Purchaser and Purchaser Affiliate.

“Option Agreement” has the meaning ascribed to it in the forepart of this Agreement.

“Option Payment” has the meaning ascribed to it in Section 1.03(a).

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Ordinary Course of Business” means an action recurring in nature, consistent with the Person’s past practices and taken in the ordinary course of the Person’s normal day-to-day operations, taken in accordance with sound and prudent business practices, not required to be authorized by the Person’s Board of Directors or stockholders and similar in nature and amount to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of other Persons that are engaged in business similar to the Business and, as it relates to the Assets, the maintenance and repair of such Assets, ordinary wear and tear excepted, consistent with past practice.

“Original Option Agreement” has the meaning ascribed to it in the forepart of this Agreement.

“Other Assets” has the meaning ascribed to it in the definition of “Assets” set forth above.

“PAC Agreement” means that certain agreement by and among Monro and the other pari-mutuel permit holders located in Miami/Dade and Broward Counties, Florida, signed by Monro on February 4, 2005.

“Parent” has the meaning ascribed to it in the forepart of this Agreement.

“Parent Entity” has the meaning ascribed to it in Section 14.09.

“Partner” and “Partners” have the meanings ascribed to such terms in the forepart of this Agreement.

“Partners’ Partnership Interests” have the meanings ascribed to such terms in Section 1.02.

“Partnership Interests” have the meanings ascribed to such terms in Section 1.02.

“Past Redemption Practices” has the meaning ascribed to it in Section 1.09.

“Permitted Exceptions” has the meaning ascribed to it in Section 9.01.

“Permitted Lien” means (i) any Lien for Taxes not yet due or delinquent, (ii) any statutory Lien arising in the Ordinary Course of Business by operation of Law with respect to a Liability that is not yet due or delinquent and (iii) any minor imperfection of title, or similar Liens which individually or in the aggregate with other such Liens do not materially impair the value of the property subject to the Lien or the value of such property in the conduct of the Business.

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, limited liability limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workers’ compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Player Contracts” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Post-Closing Period” has the meaning ascribed to it in Section 8.02(b).

“Pre-Closing Checks” has the meaning ascribed to such term in Section 1.10.

“Pre-Closing Period” has the meaning ascribed to it in Section 8.02(a).

“Pre-Closing Releases” has the meaning ascribed to it in Section 4.15.

“Predecessor Entity” means any predecessor to Company or LLLP controlled by Stephen F. Snyder.

“Prepaid Deposits” has the meaning ascribed to it in Section 1.05(f).

“Prepaid Expenses” has the meaning ascribed to it in Section 1.05(e).

“Pro Rata Liability” means the applicable Shareholder or Partner’s Allocable Portion multiplied by the amount of damages or liability caused by such claim or series of related claims and calculated separately for each such claim or series of related claims causing such damage or liability.

“Purchase Price” has the meaning ascribed to it in Section 1.03(a).

“Purchaser” has the meaning ascribed to it in the forepart of this Agreement.

“Purchaser Affiliate” has the meaning ascribed to it in the forepart of this Agreement.

“Purchaser Indemnified Parties” means Parent, Purchaser, Purchaser Affiliate, Company, LLLP and their officers, directors, employees, shareholders, members, managers, partners, agents and Affiliates.

“Purchaser Party” and “Purchaser Parties” have the meanings ascribed to such terms in the forepart of this Agreement.

“Real Property” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Related Persons” has the meaning ascribed to it in Section 3.08.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment.

“Remaining Purchase Price Payment” has the meaning ascribed to it in Section 1.03(a).

“Representatives” has the meaning ascribed to it in Section 4.03(a).

“Section 338(h)(10) Election” has the meaning ascribed to it in Section 1.03(c).

“Seller Party” and “Seller Parties” have the meanings ascribed to such terms in the forepart of this Agreement.

“Shareholder” and “Shareholders” has the meanings ascribed to such forms in the forepart of this Agreement.

“Shares” has the meaning ascribed to such term in Section 1.01.

“Slot Machine Licenses” has the meaning ascribed to it in Section 4.01(a).

“Straddle Period” has the meaning ascribed to it in Section 8.02(a).

“Submission Date” has the meaning ascribed to it in Section 4.01(a).

“Surveys” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Tangible Personal Property” has the meaning ascribed to it in the definition of “Assets” set forth above.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and any expenses incurred in connection with the determination, settlement or litigation of any Tax Liability.

“Tax Authority” means any governmental entity, domestic or foreign, responsible for the imposition of any Taxes.

“Tax Credit” means the aggregate amount of all pari-mutuel tax credit carryforwards related to the Business as of the Closing, including all future pari-mutuel tax credit carryforwards related to the Business equal to the amount of pari-mutuel taxes incurred in excess of the Business’ current year’s operating profit (as defined in F.S. 550.09511(1)(b)).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” has the meaning ascribed to it in Section 4.08.

“Third Party Claim” has the meaning ascribed to it in Section 11.02(a).

“Title Defect” has the meaning ascribed to it in Section 9.01.

“Title Defect Notice” has the meaning ascribed to it in Section 9.01.

“Title Insurer” has the meaning ascribed to it in Section 9.03.

“Title Reports” has the meaning ascribed to it in Section 9.01.

“Transfer Taxes” has the meaning ascribed to it in Section 8.01.

“Transition Marketing Program” has the meaning ascribed to it in Section 4.06(m).

“Type A Title Defect” has the meaning ascribed to it in Section 9.02.

“Type B Title Defect” has the meaning ascribed to it in Section 9.02.

“Uncashed Tickets” has the meaning ascribed to it in Section 1.09.

“Union Agreement” means that certain Agreement, dated April 3, 2000 and extended on September 10, 2003, by and among Company, LLLP, International Union Automobile, Aerospace and Agricultural Implement Workers of America, U.A.W. and its Local 8868 International Jai Alai Players Association, AFL-CIO.

“Unpresented Pre-Closing Checks” has the meaning ascribed to such term in Section 1.10.

“Unreimbursed Payments” has the meaning ascribed to it in Section 1.05(h).

“Updated Company Disclosure Schedule” means the record delivered to Purchaser by the Seller Parties herewith on the Effective Date, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by the Seller Parties pursuant to this Agreement, a copy of which is attached hereto and incorporated herein.

“Vehicles” has the meaning ascribed to it in Section 2.21.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988.

13.02 Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; and (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

ARTICLE XIV

MISCELLANEOUS

14.01 Notices. Unless otherwise provided herein, all notices or other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery if delivered personally to the party to whom notice is given, on the same business day if sent by confirmed facsimile transmission or on the date of actual delivery if sent by overnight commercial courier or by first-class mail, registered or certified, with postage prepaid and properly addressed to the party at its address set forth below, or at any other address that any Party may from time to time designate by written notice to the others:

If to Parent, Purchaser, or Purchaser Affiliate (and to Company and LLLP after the Closing occurs), to:

Boyd Gaming Corporation

2950 Industrial Road

Las Vegas, Nevada 89109

Facsimile No.: 702-792-7335

Attn: Brian A. Larson, Esq.

with a copy to:

Morrison & Foerster LLP

19900 MacArthur Boulevard, Suite 1200

Irvine, California 92612-2445

Facsimile No.: (949) 251-0900

Attn: Robert M. Mattson, Jr., Esq.

If to Shareholders, Partners, Shareholder Representative (on behalf of Shareholders and Partners), Company or LLLP (but not to Company and LLLP after the Closing occurs), to:

Stephen F. Snyder

1 Par Club Circle

Village of Golf, Florida 33436

Facsimile No.: (954) 927-0149

with a copy to:

Berger Singerman, P.A.

200 South Biscayne Boulevard, Suite 1000

Miami, Florida 33131

Facsimile No.: 305 714-4340

Attn: Thomas O. Wells, Esq.

Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

14.02 Entire Agreement. This Agreement and Ancillary Agreements supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof other than the Mutual Non-Disclosure Agreement which shall continue to survive the execution and termination of this Agreement; provided, however, that on and after the Closing, the parties acknowledge and agree that Purchaser shall be deemed to become the owner of the Proprietary Information described in the Mutual Non-Disclosure Agreement as it relates to the Assets or the Business owned by Company, and Purchaser or Parent may waive any duties of confidentiality and non-disclosure with respect to such Proprietary Information following the Closing.

14.03 Expenses. Whether or not the transactions contemplated hereby are consummated, Purchaser, Purchaser Affiliate, Parent, Shareholders, Partners, Company and LLLP each shall pay the costs and expenses incurred by such party in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby and thereby, unless specifically provided herein.

14.04 Public Announcements. At all times at or before the Closing, Shareholder Representative (on behalf of Shareholders and Partners), Company and LLLP, on the one hand, and Purchaser and Purchaser Affiliate, on the other, will not issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld; provided, however, that the parties acknowledge and agree that upon execution of this Agreement, the Purchaser and/or Parent will issue a press release that has prior written approval of Company (on behalf of all of the Seller Parties) announcing such execution, and will file a Form 8-K with the Securities and Exchange Commission in connection therewith. If either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. Purchaser will obtain Company’s prior written approval (on behalf of all of the Seller Parties) of any press release to be issued immediately following the execution of this Agreement and the Closing announcing the consummation of the transactions contemplated by this Agreement, which approval shall not be unreasonably withheld. Company will obtain Purchaser’s prior written approval (on behalf of all of the Purchaser Parties) of any press release to be issued immediately following the execution of this Agreement and the Closing announcing the consummation of the transactions contemplated by this Agreement.

14.05 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

14.06 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of Purchaser, on the one hand, and Company and Shareholder Representative, on the other hand.

14.07 Notice of Inaccuracies. Senior management of Parent or Purchaser shall notify Company and Shareholder Representative with respect to any representation or warranty made by any Seller Party that Parent or Purchaser knows to be materially inaccurate so that Shareholder Representative, Company and/or LLLP may seek to cure such inaccuracy; provided, however, that failure to provide such notice to Company and Shareholder Representative shall not waive any of Parent or Purchaser’s rights hereunder nor create any liability for Parent or Purchaser.

14.08 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity pursuant to Article XI hereof.

14.09 No Assignment; Binding Effect. This Agreement and the rights hereunder may not be assigned by a party to any other Person, other than by Purchaser and/or Purchaser Affiliate to Parent or any entity wholly-owned directly or indirectly by Parent (each a “Parent Entity”), without the mutual written consent of all parties, which consent may be unreasonably withheld by any party. In addition, for a period of one year from the Closing, Purchaser may not directly or indirectly agree to sell, lease, transfer or dispose of (i) all or substantially all of the Assets, (ii) more than 25% of the voting control and/or value in the equity of Purchaser or (iii) enter into any agreement to do either (i) or (ii) to any Person (other than a Parent Entity) without the mutual written consent of all parties hereto, which consent may be unreasonably withheld by any party; provided that the foregoing shall not prohibit (x) the transfer of, or agreement to transfer, this Agreement, all or substantially all of the Assets or any equity in or voting control of Purchaser to a Person pursuant to a merger, stock purchase, assets acquisition or similar transaction with such Person involving an acquisition of substantially all of the assets of, or a change of control of, Parent or (y) the pledging of all or part of the Assets as collateral in connection with one or more debt financings of a Parent Entity. Subject to the foregoing, this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, administrators and assigns. In that regard, if as a result of a permitted assignment to a Parent Entity, Purchaser and/or Purchaser Affiliate is not the entity exercising purchasing the Shares or the Partners’ Partnership Interests or any part thereof under this Agreement, the assignment prohibitions of this Section 14.09 shall apply to any such Parent Entity assignee as if it were the “Purchaser” under the foregoing limitations.

14.10 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

14.11 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

14.12 Consent to Jurisdiction and Venue. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of Florida or any court of the State of Florida located in Broward County in any action, suit or proceeding arising out of or relating to this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby or thereby, and agrees that any such action, suit or proceeding shall be brought only in such court; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 14.12 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of Florida other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court. Each party further irrevocably waives and agrees not to plead or claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

14.13 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida applicable to a Contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

14.14 Attorneys’ Fees. In the event of a dispute between the parties hereto relating to this Agreement, the prevailing party to such dispute will be entitled to recover its reasonable attorneys’ fees and other costs and expenses relating to such dispute from the non-prevailing party.

14.15 Time of the Essence. Time is of the essence in performing covenants and agreements hereunder as to which time is relevant, including without limitation, in performing the following covenants and agreements hereunder: Sections 1.04, 1.05, 1.06, 1.07, 1.08, 1.09, 1.10, 4.01, 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 5.01, 5.02, 5.05, 8.01, 8.02, 8.03, 8.04, 9.01, 9.02, 9.03, 9.04, 9.05, 11.01, 11.02, 14.18, 14.19 and Schedule 1.03.

14.16 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile signature, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14.17 Remedies Cumulative. Except as herein expressly provided, the remedies provided herein shall be cumulative and shall not preclude assertion by any party hereto of any other rights or the seeking of any other remedies against any other party hereto. The parties hereto agree that the Business is a unique asset and that damages suffered by Purchaser and/or Purchaser Affiliate as a result of a breach of this Agreement by Company would be impracticable to determine. Accordingly, the parties hereto agree that Purchaser and Purchaser Affiliate shall be entitled to seek specific performance of the terms of this Agreement in the event of a breach of the terms of this Agreement.

14.18 Site Plan and Development Rights for Real Property within Local Activity Center. To the extent that Purchaser or Parent shall reasonably request and Company agrees, Company will use reasonable efforts to work with relevant Governmental or Regulatory Authorities to secure such development rights as the parties may mutually agree related to Parcels A, B and C of the Real Property which is currently zoned commercial and is included within the “local activity center” plan for the City of Dania Beach, Florida. Purchaser shall provide the Company with all required information or documentation regarding the proposed number of hotel rooms, commercial space and such other information as may be reasonably necessary to file any necessary applications with the City of Dania Beach to secure such development rights. Purchaser will pay all out-of-pocket expenses incurred by the Company in complying with such request.

14.19 Rezoning of Parcel D; Other Development Approvals. To the extent that Purchaser or Parent shall reasonably request, the Company agrees to use his reasonable best efforts to work with the relevant Governmental or Regulatory Authorities to facilitate the rezoning of the Real Property from “residential use” to “commercial use” for Parcel D of the Real Property, and such other approvals and variances for the Property as Purchaser or Parent may otherwise reasonably request; provided, however, that Purchaser shall not schedule any final governmental re-zoning hearings nor shall any such re-zoning approval otherwise become final prior to the Closing Date unless Company specifically consents in writing, which consent may be unreasonably withheld. Purchaser will pay all out-of-pocket expenses incurred by the Company in complying with such request.

ARTICLE XV

SHAREHOLDER REPRESENTATIVE

15.01 Appointment; Acceptance. By executing this Agreement, each of the Shareholders and Partners hereby irrevocably constitutes, authorizes and appoints the Shareholder Representative or any assignee or successor thereof acting as hereinafter provided, as its, his or her attorney-in-fact and agent to act in its, his or her name, place and stead in connection with all matters arising from and under this Agreement, the Option Agreement or any Ancillary Agreement between (and including) the Effective Date and the Closing Date and after the Closing Date, and acknowledges that such appointment is coupled with an interest. By executing this Agreement, the Shareholder Representative hereby (i) accepts its appointment and authorization to act as the Shareholder Representative and as attorney-in-fact and agent in accordance with the terms hereof and (ii) agrees to perform its obligations hereunder, and otherwise to comply with this Article XV and other provisions of this Agreement, the Option Agreement and the Ancillary Agreements that are applicable to the Shareholder Representative.

15.02 Authority. Each Shareholder and Partner fully and completely, without restriction:

(a) agrees to be bound by all notices, instruments and other documents received or given by, and all agreements and determinations made by, and all documents executed and delivered by, and all action taken by the Shareholder Representative under this Agreement, the Option Agreement or any Ancillary Agreement between (and including) the Effective Date and the Closing Date and after the Closing Date;

(b) authorizes and directs the Shareholder Representative, between (and including) the Effective Date and the Closing Date and after the Closing Date:

(i) to assert and receive claims, make and receive demands and legal process, and commence and defend actions on behalf of the Shareholder or Partner and under this Agreement, the Option Agreement or any Ancillary Agreement,

(ii) to dispute or to refrain from disputing any claim made by or on behalf of the Shareholders or Partners,

(iii) to negotiate, compromise and resolve any dispute which may arise under, and exercise or refrain from exercising remedies available to the Shareholder or Partners under this Agreement, the Option Agreement or any Ancillary Agreement, and to sign any releases or other documents with respect to such dispute or remedy (and to bind the Shareholders and Partners in so doing),

(iv) to give such instructions and do such other things and refrain from doing such things as the Shareholder Representative shall deem appropriate to carry out the provisions of this Agreement, the Option Agreement or any Ancillary Agreement,

(v) to give to the appropriate Persons any and all consents, requests, approvals and notices on behalf of Shareholders and Partners under this Agreement, the Option Agreement or any Ancillary Agreement,

(vi) to execute and deliver amendments with respect this Agreement, the Option Agreement or any Ancillary Agreement on behalf of Shareholders and Partners, and to enter into any other agreements, documents or instruments on behalf of Shareholders and Partners that the Shareholder Representative may deem reasonable, necessary, required or prudent,

(vii) to promptly distribute to Shareholders and Partners all material information, requests, documents, and items received from Company, LLLP, Purchaser, Parent or Purchaser Affiliate under this Amendment, the Option Agreement, the New Purchase Agreement or any Ancillary Agreement,

(viii) to perform all actions, exercise all powers, and fulfill all duties otherwise assigned to the Shareholder Representative in this Agreement; and

(ix) to exercise such additional powers as are reasonably incidental to the performance of the foregoing.

(c) authorizes and directs the Shareholder Representative to receive all payments under this Agreement, the Option Agreement or any Ancillary Agreement payable to Shareholders or Partners thereunder on behalf of such Shareholder or Partner; to invest such funds pending their disbursement in such manner as the Shareholder Representative in his sole discretion deems appropriate, and to disburse pro rata any payments due to the Shareholders and Partners under this Agreement, the Option Agreement or any Ancillary Agreement in accordance with wire transfer or other payment instructions provided in writing by each such Shareholder or Partner to the Shareholder Representative.

15.03 Actions and Reliance. Any of the Purchaser, Parent, Purchaser Affiliate, the Company and LLLP shall have the right and authority and shall be entitled to: (i) rely on the Shareholder Representative as each Shareholder’s and Partner’s agent and attorney-in-fact with respect to any and all matters arising under, related to or in connection with Agreement, the Option Agreement or any Ancillary Agreement, as though Purchaser, Parent, Purchaser Affiliate, the Company or LLLP, as applicable, were dealing directly with each Shareholder and Partner instead of with the Shareholder Representative; (ii) rely on all of the authorizations and directions given by Shareholders and Partners to the Shareholder Representative under this

Article XV; and (iii) rely on any and all actions taken or omitted to be taken by the Shareholder Representative under this Agreement, the Option Agreement or any Ancillary Agreement as though such actions or omissions were those of the Shareholders and Partners, in each case without any liability or obligation to, or obligation to inquire of or give notices to or to deal independently with, any of the Shareholders or Partners. Any and all action taken or omitted to be taken by any of the Purchaser, Parent, Purchaser Affiliate, the Company or LLLP in reliance on such authority, direction, action or inaction or otherwise in reliance on this Article XV shall be effective and binding on each Shareholder and Partner, and each Shareholder and Partner hereby indemnifies and holds harmless each Purchaser, Parent, Purchaser Affiliate, the Company and LLLP from and against any and all claims, losses, obligations and Liability, including all expenses reasonably incurred in its defense and all costs and expenses reasonably incurred in enforcing its right to indemnification hereunder, to which Purchaser, Parent, Purchaser Affiliate, the Company or LLLP shall be subject by reason of any action taken or omitted to be taken by such Person in reliance on the provisions of this Article XV. Each of the Purchaser, Parent, Purchaser Affiliate, the Company, LLLP or any other Person are hereby expressly authorized to rely on the genuineness of the signature of the Shareholder Representative, and upon receipt of any writing which reasonably appears to have been signed by the Shareholder Representative. Each of the Purchaser, Parent, Purchaser Affiliate, the Company, LLLP and any other Person may act upon the same without any further duty of inquiry as to the genuineness of the writing. Notwithstanding anything contained in this Agreement, the Option Agreement or any Ancillary Agreement to the contrary, Purchaser, Parent, Purchaser Affiliate, the Company and LLLP shall each have the right, authority and ability to (i) deal directly with any Shareholder or Partner with respect to any matters arising under, related to or in connection with this Agreement, the Option Agreement or any Ancillary Agreement; (ii) directly enforce against any Shareholder or Partner any of the covenants or agreements of any Shareholder or Partner (including any such covenants or agreements made by the Shareholder Representative on behalf of any such Shareholder or Partner); and (iii) directly make any other claims, or seek recourse or indemnification against any Shareholder or Partner, and nothing herein or in the Option Agreement or any Ancillary Agreement shall be deemed to affect, impair or restrict such rights, authority or ability. In addition, while the Purchaser, Parent, Purchaser Affiliate, the Company, and/or LLLP, as applicable, will use commercially reasonable efforts to provide a notice to the Shareholder Representative at, before or after (at the option of the Purchaser, Parent, Purchaser Affiliate, the Company, and/or LLLP) the time that such Person provides a direct notice to a Shareholder or a Partner, nothing herein or in the Option Agreement or any Ancillary Agreement shall be deemed to create any pre-condition or pre-requisite that would require Purchaser, Parent, Purchaser Affiliate, the Company and/or LLLP to provide any substitute, concurrent, advance or subsequent notices to or to otherwise deal with the Shareholder Representative upon, before or after or in lieu of providing notices to or dealing with any of the Shareholders or Partners. The parties acknowledge and agree that the provisions of this Article XV are intended to facilitate the transactions contemplated by this Agreement, the Option Agreement and the Ancillary Agreements but not prohibit or restrict any of Purchaser’s, Parent’s, Purchaser Affiliate’s, Company’s or LLLP’s rights, authorities or remedies under this Agreement, the Option Agreement or any Ancillary Agreement or applicable Law.

15.04 Effectiveness. The authorizations of the Shareholder Representative shall be irrevocable and effective until his rights and obligations under this Agreement, the Option Agreement or any Ancillary Agreement terminate by virtue of the termination of all obligations of the Shareholders and Partners to the Purchaser Parties and the Purchaser Parties to the Shareholders and Partners under this Agreement, the Option Agreement or any Ancillary Agreement.

15.05 Reimbursement of Expenses of Shareholder Representative. The Shareholders and Partners agree to reimburse the Shareholder Representative for any out-of-pocket costs and expenses it incurs in performing its services hereunder. The Shareholders and Partners shall share such reimbursement expense based on their Allocable Portion.

15.06 Indemnification of Shareholder Representative. The Shareholders and Partners shall severally indemnify and save harmless the Shareholder Representative from and against any and all liability, including all expenses reasonably incurred in his defense and all costs and expenses reasonably incurred in enforcing his right to indemnification hereunder, to which the Shareholder Representative shall be subject by reason of any action taken or omitted to be taken, except as may result from the Shareholder Representative’s gross negligence or willful misconduct; provided, however, that such indemnification shall not apply to any actions taken or omitted in the Shareholder Representative’s capacity as a Shareholder or Partner. This Article XV shall survive the closing or termination of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer or trustee, as applicable, of each party hereto as of the date first above written.

“PARENT”:
BOYD GAMING CORPORATION, a Nevada corporation

BY:	/s/ William S. Boyd
Name: William S. Boyd Title: Chairman and Chief Executive Officer

“PURCHASER”:
FGB DEVELOPMENT, INC., a Florida corporation

BY:	/s/ William S. Boyd
Name: William S. Boyd Title: President

“PURCHASER AFFILIATE”:
BOYD FLORIDA, LLC, a Mississippi limited liability company

BY:	/s/ William S. Boyd
Name: William S. Boyd Title: President and Chairman of the Board of Managers

[SIGNATURES CONTINUED ON NEXT PAGE]

“COMPANY”:
THE ARAGON GROUP, INC., a Florida corporation

By:	/s/ Stephen S. Snyder
Name: Title:

“LLLP”:
SUMMERSPORT ENTERPRISES, LLLP, a Florida limited liability limited partnership By: The Aragon Group, Inc., its general partner

	By:	/s/ Stephen S. Snyder
Name: Title:

“SHAREHOLDER”:
Allocable Portion: 4.716%	THE 2003 BARRON FREDERICK SNYDER FAMILY TRUST

	By:	/s/ Jamie S. Snyder
Jamie S. Snyder, Trustee

“SHAREHOLDER”:
Allocable Portion: 2.476%	JAMIE S. SNYDER IRREVOCABLE TRUST

	By:	/s/ Jamie S. Snyder
Jamie S. Snyder, Trustee

[SIGNATURES CONTINUED ON NEXT PAGE]

“SHAREHOLDER”, “PARTNER” AND “SHAREHOLDER REPRESENTATIVE”

Allocable Portion: 68.169%	/s/ Stephen F. Snyder
STEPHEN F. SNYDER

“SHAREHOLDER” AND “PARTNER”:

Allocable Portion: 18.608%	/s/ Robert H. Hubsch
ROBERT H. HUBSCH

“SHAREHOLDER” AND “PARTNER”:

Allocable Portion: 4.026%	/s/ T. H. Barkdull, Jr.
T. H. BARKDULL, JR.

“SHAREHOLDER” AND “PARTNER”:

Allocable Portion: 1.726%	/s/ D. R. Knox
D. R. KNOX

“SHAREHOLDER” AND “PARTNER”:

Allocable Portion: 0.288%	/s/ Clinton E. Morris, Jr.
CLINTON E. MORRIS, JR.